2006
Annual Report to Shareholders





HEALTHSPRING

HealthSpring, Inc. is one of the largest managed care organizations in the United States whose primary focus is the Medicare Advantage market.


HealthSpring

Willie Mays
HealthSpring spokesperson and Hall of Fame Baseball player

The Company currently owns and operates Medicare Advantage and stand-alone Medicare prescription drug plans in Tennessee, Texas, Alabama, Illinois, and Mississippi. Effective January 1, 2007, HealthSpring also offers Medicare Part D prescription drug plans on a nationwide basis to persons in all 50 states who are eligible for Medicare. In addition, the Company uses its infrastructure and provider networks in Tennessee and Alabama to offer commercial health plans to employer groups.

Financial Highlights

Total Revenues (in millions)


2006 $ 1,309
2005 $ 857
2004 $ 599

Medicare Advantage Membership


2006 115,132
2005 101,281
2004 63,792

Medicare MLR (%)


2006 78.8
2005 78.4
2004 78.1

Cash & Cash Equivalents (in millions)


2006 $ 338.4
2005 $ 110.1
2004 $ 67.8

Fellow Stockholder:

I am pleased to be writing you about HealthSpring and its accomplishments in 2006, our first year as a public company. In commenting generally on the past year, I think it suffices to say that our company earned substantially more than we expected when we went public in early 2006. Earnings growth in our core Medicare Advantage business exceeded our expectations, which would not have been possible without the hard work of our employees, the loyalty of our members, and the quality and cost-efficiency of the care provided by our network of providers, especially our physician partners. Also, Medicare's new Part D prescription drug program turned out to be more profitable for us in 2006 than we initially anticipated. Although we think Part D profit margins will be lower in 2007, we expect the contributions of our employees, members, and providers will continue to drive improvement in the financial and operating results for our Company in 2007 and beyond.

I encourage you to review the detailed financial and operating results, and management's discussion of those results, in the Form 10-K accompanying this Annual Report. I'll limit this letter to sharing with you what I believe are the highlights.

The One Constant in 2006 was Change

2006 was an exciting year with major changes facing our Company and stockholders, our health plan members, and the Medicare managed care industry as a whole. The Company's navigation of these challenges went better than we thought it could.

- We completed our initial public offering in February and our common stock began trading on the New York Stock Exchange under the symbol "HS." We came out of the IPO with a debt-free balance sheet, giving us financial flexibility and positioning us for growth. In October, we completed a secondary offering that resulted in GTCR Golder Rauner, LLC, our equity sponsor and controlling stockholder prior to the IPO, owning less than 5% of our stock. Our equity market capitalization and trading volumes today provide significant liquidity for our stockholders.

- CMS's annual enrollment and "lock-in" procedures, new for 2006, caused initial confusion among seniors. That confusion, together with the wide variety of new Part D product offerings, led to higher disenrollment rates than we had previously experienced. Despite these challenges, we were able to re-engineer our sales and marketing efforts and grow our membership. We were particularly pleased with our plans' abilities to enroll dual-eligible beneficiaries (who are not subject to lock-in). We've learned a lot about behavior of the senior population in these regards and look forward to applying these lessons to adding membership in the longer 2007 lock-in period.

- Despite confusion among the Medicare-eligible population and some CMS transition issues, the implementation of Medicare Part D in 2006 was a success. As of December 2006, approximately 30 million seniors were enrolled in a Medicare prescription drug program. For us, we effectively transitioned over 95% of our 115,000 Medicare Advantage members to a Part D plan and ended the year with over 88,000 members in our stand-alone prescription drug plans, or PDPs. In 2007, our PDPs have been expanded to offer national coverage and we now can serve Part D members in all 50 states.

Our Strategic Initiatives are Proving Out

- In 2006 we named Baseball Hall of Famer Willie Mays as our national spokesperson. Willie's personal appearances and participation in print and broadcast media have raised the profile of HealthSpring among seniors in a positive way.

- In December, we opened our first Living Well Health Center clinic in Middle Tennessee. This first clinic is supported by one of our physician groups that has shown promising early results in our pay-for-quality initiative, or P4Q (discussed below). The Living Well Health Center is designed exclusively for our Medicare plan members, with minimal barriers to patient access, open reception areas, no elevators or stairs, wide corridors and doors, and convenient parking and pick-up services, among other amenities. We think these clinics, when they hit their stride, will improve member satisfaction and clinical outcomes. We plan to open up to two more in Alabama in 2007.



"Our medical management model is providing Medicare members with better care and benefits they wouldn't otherwise have, and at lower overall costs."

Herbert A. Fritch

- Based on the encouraging results from our P4Q pilot involving 7,500 members and 12 physician groups, we are expanding the program to almost 25,000 members in all of our major service areas to see if we can replicate the promising early results. The pilot improved the quality and cost-effectiveness of our members' healthcare by providing, among other things, in-office nurses and a call center for disease management dedicated exclusively to support HealthSpring's members.

We're Seeing Lots of Fresh New Faces

- We continue to add personnel to support our growth. Our current employee count exceeds 1,200, compared with under 800 at the end of 2005. In 2006, we added approximately 150 corporate staff, who are busy supporting enterprise-wide best practices and strengthening our regulatory and financial reporting and compliance functions.

- At 2006 year end, we welcomed our newest executive, Jerry Coil, who succeeds Jeff Rothenberger as Chief Operating Officer. Jerry has a long history in managed care and with me – I've known him for over 30 years – and I've always considered him to be one of the brightest people in the industry. He has hit the ground running with positive contributions to our operations already. We also recently said goodbye to three of our tenured executives, with the retirements of Jeff, Murray Blackshear, most recently head of our Tennessee operations, and Pat Pingitore, our chief medical officer. These guys will definitely be missed but capable men and women have stepped in to fill their shoes.

We differentiate HealthSpring from other managed care organizations by emphasizing intense medical management by local managers, high physician engagement, and personalized member care. And as a result, our medical loss ratios continue to beat those of our peers. We believe it is clear that our medical management model is providing Medicare members with better care and benefits they wouldn't otherwise have, and at lower overall costs.

For these and other reasons, we intend to be involved in any legislative changes Congress may be considering to the Medicare program that could have adverse consequences for the important benefits we provide our members. We think well-planned advocacy, if successful, will be good for our business and, consequently, good for you – our fellow stockholders. If you are interested in learning more about these efforts or joining in yourself, please contact me or Wendy Richey, our Vice President of Government Programs, at 615.291.7000.

Thank you members, providers, employees, and stockholders for your support and contributions in 2006. I look forward to reporting our shared successes in 2007!

Herbert A. Fritch
Chairman, President, and Chief Executive Officer

BOARD OF DIRECTORS

Herbert A. Fritch
Chairman, President & Chief Executive Officer
HealthSpring, Inc.

Bruce M. Fried [1][3]
Partner
Sonnenschein Nath & Rosenthal LLP (law firm)

Robert Z. Hensley [1][2]
Private Business Owner (publishing and real estate development)
Former Audit Partner
Ernst & Young LLP

Russell K. Mayerfeld [1][3]
Managing Member
Excelsus LLC (advisory services)
Former Managing Director
UBS Investment Banking

Joseph P. Nolan [2][3]
Principal
GTCR Golder Rauner II, L.L.C. (private equity fund)

Martin S. Rash [2][3]
Former Chief Executive Officer
Province Healthcare Company (non-urban acute care hospital operator acquired by LifePoint Hospitals in 2005)

Daniel L. Timm* [1]
Principal
GTCR Golder Rauner II, L.L.C. (private equity fund)

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

* Mr. Timm will not stand for re-election at the 2007 annual meeting of stockholders and will retire from the Board at that time.

EXECUTIVE OFFICERS

Herbert A. Fritch
Chairman, President & Chief Executive Officer

Gerald V. Coil
Executive Vice President & Chief Operating Officer

Kevin M. McNamara
Executive Vice President, Chief Financial Officer & Treasurer

J. Gentry Barden
Senior Vice President, Corporate General Counsel & Secretary

Craig S. Schub
Senior Vice President & Chief Marketing Officer

David L. Terry, Jr.
Senior Vice President & Chief Actuary

Mark A. Tulloch
Senior Vice President – Managed Care Operations

MARKET PRESIDENTS

Randy K. Fike
President
HealthSpring of Illinois

Rene P. Moret
President
HealthSpring of Alabama

Scott C. Huebner
President
Texas HealthSpring

M. Shawn Morris
President
HealthSpring of Tennessee

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From __________ to __________

Commission File Number 001-32739

HealthSpring, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-1821898
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
44 Vantage Way, Suite 300 Nashville, Tennessee	37228
(Address of Principal Executive Offices)	(Zip Code)

(615) 291-7000

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, par value $0.01 per share	New York Stock Exchange
(Title of Class)	(Name of Each Exchange on which Registered)

Securities registered pursuant to Section 12(g) of the Exchange Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant, based on the closing price of these shares on the New York Stock Exchange on June 30, 2006, was approximately $637.5 million. For the purposes of this disclosure only, the registrant has included shares beneficially owned by its directors, executive officers, and beneficial owners of 10% or more of the registrant's common stock as stock held by affiliates of the registrant, provided that such persons may disclaim such status.

As of March 13, 2007 there were outstanding 57,327,632 shares of the registrant's Common Stock, par value $0.01 per share.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K that are not historical fact may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions intended to identify forward-looking statements. We intend such statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors, including those described in Item 1A. "Risk Factors," that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We undertake no obligation beyond that required by law to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. Business

Overview

HealthSpring, Inc. is a managed care organization in the United States whose primary focus is Medicare, the federal government-sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Pursuant to the Medicare Advantage program and the new Medicare Part D program, Medicare beneficiaries may receive healthcare benefits, including prescription drugs, through a managed care health plan. Our concentration on Medicare, and the Medicare Advantage program in particular, provides us with opportunities to understand the complexities of the Medicare program, design competitive products, manage medical costs, and offer high quality healthcare benefits to Medicare beneficiaries in our local service areas. Our Medicare Advantage experience allows us to build collaborative and mutually beneficial relationships with healthcare providers, including comprehensive networks of hospitals and physicians, that are experienced in managing the healthcare needs of Medicare populations.

Currently, we operate Medicare Advantage plans in Tennessee, Texas, Alabama, Illinois, and Mississippi. We also utilize our infrastructure and provider networks in Alabama and Tennessee to offer commercial health plans to employer groups. For the year ended December 31, 2006, Medicare premiums accounted for approximately 87.8% of our total revenue. As of December 31, 2006, our Medicare Advantage plans had over 115,000 members. On January 1, 2006, we began offering prescription drug benefits in accordance with Medicare Part D to our Medicare Advantage plan members, in addition to continuing to provide other medical benefits. We also began offering prescription drug benefits on a stand-alone basis in accordance with Medicare Part D in each of our markets. We expanded our stand-alone PDP program on a national basis in 2007. We sometimes refer to our Medicare Advantage plans after January 1, 2006 collectively as "Medicare Advantage" plans and separately as "MA-only" for plans without prescription drug benefits and as "MA-PD" for plans with prescription drug benefits. We refer to our stand-alone prescription drug plans as "stand-alone PDPs" or "PDPs." For purposes of additional analysis, the Company provides membership and certain financial information, including premium revenue and medical expense, for our Medicare Advantage (including MA-PD) and PDP plans. As of December 31, 2006, our PDP had over 88,000 members.

Our management team has extensive experience managing providers and provider networks and creating mutually beneficial incentives to efficiently manage medical expenses. Through our relationships with providers, we have achieved medical loss ratios, or MLRs, that we believe are below industry averages. We have also implemented comprehensive disease management and utilization management programs, primarily designed to treat our members and promote the wellness of the chronically ill, which account for a significant portion of the costs of managed care populations. We believe our analytical, data-driven approach to our operations further enhances our medical expense management capabilities.

Our corporate headquarters are located at 44 Vantage Way, Suite 300, Nashville, Tennessee 37228, and our telephone number is (615) 291-7000. Our corporate website address is www.myhealthspring.com. Information contained on our website is not incorporated by reference into this report and we do not intend the information on or linked to our website to constitute part of this report. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports on our website, free of charge, to individuals interested in acquiring such reports. The reports can be accessed at our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission, or SEC. The public may read and copy these materials at the SEC's public reference room located at 100 F. Street, N.E., Washington, D.C. 20549 or on their website at http://www.sec.gov. Questions regarding the operation of the public reference room may be directed to the SEC at 1-800-732-0330. References to "HealthSpring," "the company," "we," "our," and "us" refer to HealthSpring, Inc. together with our subsidiaries and our predecessor entities, unless the context suggests otherwise.

The Medicare Program and Medicare Advantage

Medicare is the health insurance program for retired United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by the Centers for Medicare and Medicaid Services, or CMS.

The Medicare program, created in 1965, offers both hospital insurance, known as Medicare Part A, and medical insurance, known as Medicare Part B. In general, Medicare Part A covers hospital care and some nursing home, hospice, and home care. Although there is no monthly premium for Medicare Part A, beneficiaries are responsible for significant deductibles and co-payments. All United States citizens eligible for Medicare are automatically enrolled in Medicare Part A when they turn 65. Enrollment in Medicare Part B is voluntary. In general, Medicare Part B covers outpatient hospital care, physician services, laboratory services, durable medical equipment, and some other preventive tests and services. Beneficiaries that enroll in Medicare Part B pay a monthly premium, $93.50 in 2007, that is usually withheld from their Social Security checks. Medicare Part B generally pays 80% of the cost of services and beneficiaries pay the remaining 20% after the beneficiary has satisfied a $131 deductible. To fill the gaps in traditional fee-for-service Medicare coverage, individuals often purchase Medicare supplement products, commonly known as "Medigap," to cover deductibles, copayments, and coinsurance.

Initially, Medicare was offered only on a fee-for-service basis. Under the Medicare fee-for-service payment system, an individual can choose any licensed physician accepting Medicare patients and use the services of any hospital, healthcare provider, or facility certified by Medicare. CMS reimburses providers if Medicare covers the service and CMS considers it "medically necessary." There is currently no fee-for-service coverage for certain preventive services, including annual physicals and wellness visits, eyeglasses, and hearing aids.

As an alternative to the traditional fee-for-service Medicare program, in geographic areas where a managed care plan has contracted with CMS pursuant to the Medicare Advantage program, Medicare beneficiaries may choose to receive benefits from a managed care plan. The current Medicare managed care program was established in 1997 when Congress created Medicare Part C, formerly known as Medicare+Choice and now known as Medicare Advantage. Pursuant to Medicare Part C and the new Medicare Part D, Medicare Advantage plans contract with CMS to provide benefits at least comparable to those offered under the traditional fee-for-service Medicare program in exchange for a fixed monthly premium payment per member from CMS. The monthly premium varies based on the county in which the member resides, as adjusted to reflect the plan members' demographics and the plans' risk scores as more fully described below. Individuals who elect to participate in the Medicare Advantage program typically receive greater benefits than traditional fee-for-service Medicare beneficiaries including, in some Medicare Advantage plans including ours, additional preventive services and vision benefits. Medicare Advantage plans typically have lower deductibles and co-payments than traditional fee-for-service Medicare, and plan members do not need to purchase supplemental Medigap policies. In exchange for these enhanced benefits, members are generally required to use only the services and provider network provided by the Medicare Advantage plan. Most Medicare Advantage plans have no additional monthly premiums. In some geographic areas, however, and for plans with open access to providers, members may be required to pay a monthly premium.

Prior to 1997, CMS reimbursed health plans participating in the Medicare program primarily on the basis of the demographic data of the plans' members. One of CMS's primary directives in establishing the Medicare+Choice program was to make it more attractive to managed care plans to enroll members with higher intensity illnesses. To accomplish this, CMS implemented a risk adjustment payment system for Medicare health plans in 1997 pursuant to the Balanced Budget Act of 1997, or BBA. This payment system was further modified pursuant to the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA. CMS is phasing-in this risk adjustment payment methodology with a model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, additional diagnosis data from ambulatory treatment settings, hospital outpatient department and physician visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS's internal database. Under this system, the risk adjusted portion of the total CMS payment to the Medicare Advantage plans will equal the local rate set forth in the traditional demographic rate book, adjusted to reflect the plan's average gender, age, and disability demographics. During 2003, risk adjusted payments accounted for only 10% of Medicare health plan payments, with the remaining 90% being reimbursed in accordance with the traditional demographic rate book. The portion of risk-adjusted payments was increased to 30% in 2004, 50% in 2005, 75% in 2006, and 100% in 2007.

The 2003 Medicare Modernization Act

Overview. In December 2003 Congress passed the Medicare Prescription Drug, Improvement and Modernization Act, which is known as the Medicare Modernization Act, or MMA. The MMA increased the amounts payable to Medicare Advantage plans such as ours, expanded Medicare beneficiary healthcare options by, among other things, creating a transitional temporary prescription drug discount card program for 2004 and 2005, and added a Medicare Part D prescription drug benefit beginning in 2006, as further described below.

One of the goals of the MMA was to reduce the costs of the Medicare program by increasing participation in the Medicare Advantage program. Effective January 1, 2004, the MMA increased Medicare Advantage statutory payment rates, generally increasing payments per member to Medicare Advantage plans. Medicare Advantage plans are required to use these increased payments to improve the healthcare benefits that are offered, to reduce premiums, or to strengthen provider networks. We believe the reforms proposed by the MMA, including in particular the increased reimbursement rates to Medicare Advantage plans, have allowed and will continue to allow Medicare Advantage plans to offer more comprehensive and attractive benefits, including better preventive care benefits, while also reducing out-of-pocket expenses for beneficiaries. As a result of these reforms, including the Part D prescription drug benefit, we expect enrollment in Medicare's managed care programs to increase in the coming years.

Prescription Drug Benefit. As part of the MMA, effective January 1, 2006, every Medicare recipient was able to select a prescription drug plan through Medicare Part D. Medicare Part D replaced the transitional prescription drug discount program and replaced Medicaid prescription drug coverage for dual-eligible beneficiaries. The Medicare Part D prescription drug benefit is largely subsidized by the federal government and is additionally supported by risk-sharing with the federal government through risk corridors for 2006 and 2007 designed to limit the profits or losses of the drug plans and reinsurance for catastrophic drug costs. The government subsidy is based on the national weighted average monthly bid for this coverage, adjusted for member demographics and risk factor payments. Additional subsidies are provided for dual-eligible beneficiaries and specified low-income beneficiaries.

The Medicare Part D benefits are available to Medicare Advantage plan enrollees as well as Medicare fee-for-service enrollees. Medicare Advantage plan enrollees who elect to participate may pay a monthly premium for this Medicare Part D prescription drug benefit, or MA-PD, while fee-for-service beneficiaries are able to purchase a stand-alone prescription drug plan, or PDP, from a list of CMS-approved PDPs available in their area. Our Medicare Advantage members were automatically enrolled in our MA-PD plans as of January 1, 2006 unless they chose another provider's prescription drug coverage or one of our other plan options without drug coverage. Any Medicare Advantage member enrolling in a stand-alone PDP, however, is automatically disenrolled from the Medicare Advantage plan altogether, thereby resuming traditional fee-for-service Medicare. In addition, certain dual-eligible beneficiaries are automatically enrolled with approved PDPs in their region, as described below.

Under the standard Part D drug coverage for 2007, beneficiaries enrolled in a stand-alone PDP pay a $265 deductible, co-insurance payments equal to 25% of the drug costs between $265 and the initial annual coverage limit of $2,400, and all drug costs between $2,400 and $5,451.25 which is commonly referred to as the Part D "doughnut hole." After the beneficiary has incurred $3,850 in out-of-pocket drug expenses, 95% of the beneficiaries' remaining out-of-pocket drug costs for that year are covered by the plan or the federal government. MA-PDs are not required to mirror these limits, but are required to provide, at a minimum, coverage that is actuarially equivalent to the standard drug coverage delineated in the MMA. The deductible, co-pay, and coverage amounts will be adjusted by CMS on an annual basis. As additional incentive to enroll in a Part D prescription drug plan, CMS imposes a cumulative penalty added to a beneficiary's monthly Part D plan premium in an amount equal to 1% of the applicable premium for each month between the date of a beneficiary's enrollment deadline and the beneficiary's actual enrollment. This penalty amount is passed through the plan to the government. Each Medicare Advantage plan is required to offer a Part D drug prescription plan as part of its benefits. We currently offer prescription drug benefits through our national PDP and through our MA-PD plans in each of our markets.

Dual-Eligible Beneficiaries. A "dual-eligible" beneficiary is a person who is eligible for both Medicare, because of age or other qualifying status, and Medicaid, because of economic status. Health plans that serve dual-eligible beneficiaries receive a higher premium from CMS for dual-eligible members. Currently, CMS pays a higher premium for a dual-eligible beneficiary because a dual-eligible member generally has a higher risk score corresponding to his or her higher medical costs. By managing utilization and implementing disease management programs, many Medicare Advantage plans can profitably care for dual-eligible members. The MMA provides Part D subsidies and reduced or eliminated deductibles for certain low-income beneficiaries, including dual-eligible individuals. Pursuant to the MMA, as of January 1, 2006 dual-eligible individuals receive their drug coverage from the Medicare program rather than the Medicaid program. Companies offering stand-alone PDPs with bids at or below the regional weighted average bid resulting from the annual bidding process received a pro-rata allocation and auto-enrollment of the dual-eligible beneficiaries within the applicable region. For 2007, our national PDP bid was below the benchmark in 29 of the 34 CMS regions. Substantially all of our stand-alone PDP members result from CMS's auto-assignment of dual-eligibles.

Bidding Process. Although Medicare Advantage plans will continue to be paid on a capitated, or per member per month, or PMPM, basis, as of January 1, 2006, CMS uses a new rate calculation system for Medicare Advantage plans. The new system is based on a competitive bidding process that allows the federal government to share in any cost savings achieved by Medicare Advantage plans. In general, the statutory payment rate for each county, which is primarily based on CMS's estimated per beneficiary fee-for-service expenses, was relabeled as the "benchmark" amount, and local Medicare Advantage plans will annually submit bids that reflect the costs they expect to incur in providing the base Medicare Part A and Part B benefits in their applicable service areas. If the bid is less than the benchmark for that year, Medicare will pay the plan its bid amount, risk adjusted based on its risk scores, plus a rebate equal to 75% of the amount by which the benchmark exceeds the bid, resulting in an annual adjustment in reimbursement rates. Plans will be required to use the rebate to provide beneficiaries with extra benefits, reduced cost sharing, or reduced premiums, including premiums for MA-PD and other supplemental benefits. CMS will have the right to audit the use of these proceeds. The remaining 25% of the excess amount will be retained in the statutory Medicare trust fund. If a Medicare Advantage plan's bid is greater than the benchmark, the plan will be required to charge a premium to enrollees equal to the difference between the bid amount and the benchmark, which is expected to make such plans less competitive. For 2007, our average reimbursement rates for our Medicare Advantage (excluding MA-PD) plans to date have increased by 4.1% over 2006, reflecting increases in county benchmarks and our plans' average risk scores. Average reimbursement rates for Medicare Advantage (including MA-PD) plans to date have increased 2.6% for 2007 as compared to 2006. Reimbursement rates for stand-alone PDPs to date have decreased by 9.5% in 2007 as compared to 2006.

Annual Enrollment and Lock-in. Prior to the MMA, Medicare beneficiaries were permitted to enroll in a Medicare managed care plan or change plans at any point during the year. As of January 1, 2006, Medicare beneficiaries have defined enrollment periods, similar to commercial plans, in which they can select a Medicare Advantage plan, stand-alone PDP, or traditional fee-for-service Medicare. For 2007 and subsequent years, the annual enrollment period for a PDP is from November 15 through December 31 of each year, and enrollment in Medicare Advantage plans occurs from November 15 through March 31 of the subsequent year. Enrollment on or prior to December 31 will be effective as of January 1 of the following year and enrollment on or after January 1 and within the enrollment period will be effective as of the first day of the month following the date on which the enrollment occurred. After these defined enrollment periods end, generally only seniors turning 65 during the year, Medicare beneficiaries who permanently relocate to another service area, dual-eligible beneficiaries and others who qualify for special needs plans and employer group retirees will be permitted to enroll in or change health plans during that plan year. Eligible beneficiaries who fail to timely enroll in a Part D plan are subject to the penalties described above if they later decide to enroll in a Part D plan.

Products and Services

We currently offer Medicare health plans, including MA-only and MA-PD in each of our markets. We also offer a national stand-alone PDP plan. Of our January 1, 2007 PDP membership of approximately 108,000, approximately 85% reside in our five current Medicare Advantage service areas. Our Medicare Advantage plans cover Medicare eligible members with benefits that are at least comparable to those offered under traditional Medicare fee-for-service plans. Through our plans, we have the flexibility to offer benefits not covered under traditional fee-for-service Medicare. Our plans are designed to be attractive to seniors and offer a broad range of benefits that vary across our markets and service areas but may include, for example, mental health benefits, vision and hearing benefits, transportation services, preventive health services such as health and fitness programs, routine physicals, various health screenings, immunizations, chiropractic services, and mammograms. Most of our Medicare Advantage members pay no monthly premium but are subject in some cases to co-payments and deductibles, depending upon the market and benefit. Our Medicare Advantage members are required to use a primary care physician within our network of providers, except in limited cases, including emergencies, and generally must receive referrals from their primary care physician in order to see a specialist or other ancillary provider. In addition to our typical Medicare Advantage benefits, we offer a special needs zero premium, zero co-payment plan, or SNP, to dual-eligible individuals in each of our markets.

The amount of premiums we receive for each Medicare member is established by contract, although it varies according to various demographic factors, including the member's geographic location, age, and gender, and is further adjusted based on the member's risk score. During the month of December 2006, our Medicare Advantage premiums (including MA-PD) across our service areas ranged from $698.51 to $907.05 PMPM. In addition to the premiums payable to us, our contracts with CMS regulate, among other matters, benefits provided, quality assurance procedures, and marketing and advertising for our Medicare Advantage and PDP products.

In addition to our Medicare Advantage and stand-alone PDP products, we offer commercial managed care products and services in certain of our markets. Our commercial plans cover employer groups with medical coverage and benefits that differ from plan to plan for a set monthly premium. Our commercial products include:

- commercial health maintenance organization, or HMO, plans in Alabama and Tennessee; and
- Preferred provider organization, or PPO, network rental, which allows third party administrators to use our provider network for an access fee, in Tennessee.

We also offer management services to independent physician associations in our Alabama, Tennessee, and Texas markets, including claims processing, provider relations, credentialing, reporting and other general business office services.

Our Health Plans

We operate Medicare Advantage and commercial health plans through HMO subsidiaries. Each of the HMO subsidiaries is regulated by the department of insurance, and in some cases the department of health, in its respective state. In addition, we own and operate non-regulated management company subsidiaries that provide administrative and management services to the HMO subsidiaries in exchange for a percentage of the HMO subsidiaries' income pursuant to management agreements and administrative services agreements. Those services include:

- negotiation, monitoring, and quality assurance of contracts with third party healthcare providers;
- medical management, credentialing, marketing, and product promotion;
- support services and administration;
- financial services; and
- claims processing and other general business office services.

The following table summarizes our Medicare Advantage (including MA-PD), stand-alone PDP and commercial plan membership as of the dates indicated:

	December 31,		
	2006	2005	2004
Medicare Advantage Membership			
Tennessee	46,261	42,509	29,862
Texas	34,638	29,706	21,221
Alabama	27,307	24,531	12,709
Illinois(1)	6,284	4,166	—
Mississippi(2)	642	369	—
Total	115,132	101,281	63,792
Medicare Stand-Alone PDP Membership	88,753	—	—
Commercial Membership (3)			
Tennessee	29,341	29,859	32,139
Alabama	2,629	11,910	16,241
Total	31,970(4)	41,769	48,380

(1) We commenced operations in Illinois in December 2004.

(2) We commenced enrollment efforts in Mississippi in July 2005. The annual enrollment and lock-in provisions of the MMA were suspended in our service areas in Mississippi for 2006 as a result of Hurricane Katrina.

(3) Does not include members of commercial PPOs owned and operated by unrelated third parties that pay us a fee for access to our contracted provider network.

(4) As a result of the non-renewal by several large employers in Tennessee and Alabama, total commercial membership as of January 1, 2007 was approximately 16,500.

Tennessee

We began operations in Tennessee in September 2000 when we purchased a 50% interest in an HMO in the Nashville, Tennessee area that offered commercial and Medicare products. When we purchased the plan, it had approximately 8,000 Medicare Advantage members in five counties and 22,000 commercial members in 27 counties. We purchased an additional 35% interest in the HMO in 2003 and purchased the remaining 15% in March 2005.

As of December 31, 2006, our Tennessee HMO, known as HealthSpring of Tennessee, had approximately 75,600 members in 27 counties, including approximately 46,300 Medicare Advantage members, and 29,300 commercial members. As a result of the discontinued coverage by several large employers, total commercial membership as of January 1, 2007 was approximately 15,700. In addition, through Signature Health Alliance, our wholly-owned PPO network subsidiary, we provided access to our provider networks for approximately 71,500 members as of December 31, 2006, throughout the 20-county area of Middle Tennessee. Our Tennessee market is primarily divided into three major service areas including Middle Tennessee, the three-county greater Memphis area, and the four-county greater Chattanooga area.

Based upon the number of members, we believe we operate the largest Medicare Advantage health plan in the State of Tennessee. We believe the primary competing Medicare Advantage plans in our service areas in Tennessee are Windsor Health Group, Humana, Inc., Cariten Healthcare, UnitedHealth Group and Blue Cross Blue Shield.

Texas

We began operations in Texas in November 2000 as an independent physician association management company. We began operating an HMO in Texas in November 2002 when we acquired approximately 7,800 Medicare lives from a managed care plan in state receivership.

As of December 31, 2006, our Texas HMO, known as Texas HealthSpring, had approximately 34,600 Medicare Advantage members in 20 counties. Our Texas market is primarily divided into three major service areas, including the 14-county greater Houston area, a four-county area northeast of Houston, and a two-county Rio Grande Valley area. In January 2007, we expanded our Texas operations into five additional counties northeast of Houston.

Our primary competitors in our Texas service areas include traditional Medicare Advantage and private fee-for-service, or PFFS, plans operated by Humana, Inc., Universal American Financial Corp., United Health Group, AMERIGROUP and Valley Baptist Health Plan, and Universal Health Care, Inc.

Alabama

We began operations in Alabama in November 2002 when we purchased an HMO with approximately 23,000 commercial members and approximately 2,800 Medicare members in two counties. As of December 31, 2006, our Alabama HMO, known as HealthSpring of Alabama, served over 29,900 members, including approximately 27,300 Medicare Advantage members and 2,600 commercial members in 42 counties (which reduced to 33 counties as of January 1, 2007). As we generally operate statewide, we do not have distinct primary service areas in Alabama.

We discontinued offering commercial benefits to individuals and small group employers in Alabama effective May 31, 2006. Prior to May 31, 2006, small employer groups enrolled in our commercial plans could elect to continue participating in our plans through May 31, 2007. As of January 1, 2007, there were approximately 800 commercial members participating in our individual and small employer group plans in Alabama. Pursuant to Alabama and federal law, as a result of our decision to exit the individual and small group commercial markets, we may not reenter the individual and small group employer commercial markets in Alabama until November 30, 2010.

We believe that our market position in Alabama as of December 2006, based on membership, was second. Our primary Medicare Advantage competitors are UnitedHealth Group, Viva Health, a member of the University of Alabama at Birmingham Health System, Blue Cross Blue Shield and Humana, Inc.

Illinois

We began operations in Illinois in December 2004 and, as of December 31, 2006, our Medicare Advantage plan in Illinois, known as HealthSpring of Illinois, served approximately 6,300 beneficiaries in five counties in the Chicago area. We believe our primary competitors are Humana, Inc., Wellcare Health Plans, Inc. Aetna, Inc. and Aveta Health, Inc.

Prior to the impact of the budget restrictions and other changes to the Medicare program following the BBA, there were approximately 150,000 Medicare beneficiaries in the Chicago metropolitan area enrolled in Medicare managed care plans.

Mississippi

We commenced our enrollment efforts in July 2005 for our Medicare Advantage plan, known as HealthSpring of Mississippi, in two counties in northern Mississippi located near Memphis, Tennessee. We entered these service areas consistent with our growth strategy to leverage existing operations to expand to new service areas located near or contiguous to our existing service areas. In 2006, we expanded our operations in our Mississippi market to include six counties in southern Mississippi located near Mobile, Alabama.

Currently, we believe Humana, Inc. is the only other managed care company offering a competing Medicare Advantage plan in the State of Mississippi.

National Part D Plan

On January 1, 2006, we began offering prescription drug benefits in accordance with Medicare Part D to our Medicare Advantage plan members, in addition to continuing to provide other medical benefits. We also began offering prescription drug benefits on a stand-alone basis in accordance with Medicare Part D in each of our markets. We expanded our stand-alone PDP program on a national basis in 2007. For 2007, our national PDP bid was below the benchmark in 29 of the 34 CMS regions. Of our January 1, 2007 PDP membership, approximately 85% reside in our five Medicare Advantage service areas.

Medical Health Services Management and Provider Networks

One of our primary goals is to arrange for high quality healthcare for our members. To achieve our goal of ensuring high quality, cost-effective healthcare, we have established various quality management programs. Our health services quality management programs primarily include disease management and utilization management programs.

Our disease management programs are focused on prevention and care and are designed to support the coordination of healthcare intervention, physician/patient relationships and plans of care, preventive care and patient empowerment with the goal of improving the quality of patient care and controlling related costs. Our disease management programs are focused primarily on high-risk care management and the treatment of our chronically ill members, which often account for a significant portion of costs of managed care plans. These programs are designed to efficiently treat patients with specific high risk or chronic conditions such as coronary artery disease, congestive heart failure, prenatal and premature infant care, end stage renal disease, diabetes, asthma related conditions, and certain other conditions. In addition to internal disease management efforts, we work with outsourced disease management companies.

We also have implemented utilization, or case, management programs to provide more efficient and effective use of healthcare services by our members. Our case management programs are designed to improve outcomes for members with chronic conditions through standardization, proactive management, coordinating fragmented healthcare systems to reduce healthcare duplication, provide "gate-keeping" services and improve collaboration with physicians. We have contractors that monitor hospitalization, coordinate care, and ensure timely discharge from the hospital. In addition, we use internal case management programs and contracts with other third parties to manage severely and chronically ill patients. We utilize on-site critical care intensivists, hospitalists and concurrent review nurses, who manage the appropriate times for outpatient care, hospitalization, rehabilitation or home care. We also offer prenatal case management programs as part of our commercial plans.

We have information technology systems that support our quality improvement and management activities by allowing us to identify opportunities to improve care and track the outcomes of the services provided to achieve those improvements. We utilize this information as part of our monthly analytical reviews and to enhance our preventive care and disease and case management programs where appropriate.

Additionally, we internally monitor and evaluate, and seek to enhance, the performance of our providers. Our related programs include:

- review of utilization of preventive measures and disease/case management resources and related outcomes;
- member satisfaction surveys;
- review of grievances and appeals by members and providers;
- orientation visits to, and site audits of, select providers;
- ongoing provider and member education programs; and
- medical record audits.

As more fully described below under "— Provider Arrangements and Payment Methods," our reimbursement methods are also designed to encourage providers to utilize preventive care and our other disease and case management services in an effort to improve clinical outcomes.

We believe strong provider relationships are essential to increasing our membership and improving the quality of care to our members on a cost efficient basis. We have established comprehensive networks of providers in each of the areas we serve. We seek providers who have experience in managing the Medicare population, including through a risk-sharing or other relationship with a Medicare Advantage plan. Our goal is to create mutually beneficial and collaborative arrangements with our providers. We believe provider incentive arrangements should not only help us attract providers, but also help align their interests with our objective of providing high-quality, cost-effective healthcare and ultimately encourage providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical results.

In some markets, we have entered into semi-exclusive arrangements with provider organizations or networks. For example, in Texas we have partnered with Renaissance Physician Organization, or RPO, a large group of 13 independent physician associations with over 1,100 physicians, including approximately 450 primary care physicians, or PCPs, and approximately 28,300 enrolled members located primarily in seven counties in the State of Texas.

In our efforts to improve the quality and cost-effectiveness of healthcare for our members, we continue to refine and develop new methods of medical management and physician engagement. Two such initiatives are currently underway. We have had encouraging preliminary results from the initial pilot of our "pay-for-quality" initiative, which provides quality and outcomes-based financial incentives to physicians, with approximately 7,500 members in 12 PCP offices in multiple markets. The program, as piloted, includes an in-office resource, usually a nurse, in the physician practice that is dedicated to serving our members. We also provide a dedicated call center resource for disease management support. We are currently in the process of expanding the program to approximately 24,000 to 25,000 members in Tennessee, Alabama, and Texas to determine whether the early results can be replicated across markets.

In December 2006, we opened our first Living Well Health Center clinic dedicated to our Medicare plan members, contracted with a medical group in Tennessee that experienced encouraging pay-for-quality results discussed above. The clinic was designed with the Medicare member in mind, with amenities designed to minimize any barrier to patient access such as single floors (no elevators or stairs); adjacent parking or valet service and in some cases, pick up and return services; open reception areas; on-site nutritionists, dieticians, and nurse educators; wide corridors and doors; handicapped-accessible facilities; and electronic medical records. We believe clinics have the potential to improve member satisfaction, service levels, and clinical outcomes and provide for a more satisfying and cost-efficient manner for the physician to deliver care. We also believe clinics will give us an advantage over our competitors not offering clinics, creating a more attractive network for our members. We currently plan to open two additional clinics in 2007 prior to the 2008 open enrollment period.

The following table shows the number of physicians, specialists, and other providers participating in our Medicare Advantage networks as of December 31, 2006:

Market	Primary Care Physicians	Hospitals	Specialists and Other Providers
Tennessee	1,439	57	4,368
Texas	827	50	1,619
Alabama	1,001	68	2,831
Illinois	452	24	1,636
Mississippi	81	3	374
Total	3,800	202	10,828

Generally, we contract for pharmacy services through an unrelated pharmacy benefits manager, or PBM, who is reimbursed at a discount to the "average wholesale price" for the provision of covered outpatient drugs. Our HMOs are entitled to share in drug manufacturers' rebates based on pharmacy utilization relating to certain qualifying medications. We also contract with a third party behavioral health vendor who provides mental health and substance abuse services for our members.

We strive to be the preferred Medicare Advantage partner for providers in each market we serve. In addition to risk-sharing and other incentive-based financial arrangements, we seek to promote a provider-friendly relationship by paying claims promptly, providing periodic performance and efficiency evaluations, providing convenient, web-based access to eligibility data and other information, and encouraging provider input on plan benefits. We also emphasize quality assurance and compliance by periodically reviewing our networks and providers. By fostering a collaborative, interactive relationship with our providers, we are better able to gather data relevant to improving the level of preventive healthcare available under our plans, monitor the utilization of medical treatment and the accuracy of patient encounter data, risk coding and the risk scores of our plans, and otherwise ensure our contracted providers are providing high-quality and timely medical care.

Provider Arrangements and Payment Methods

We attempt to structure our provider arrangements and payment methods in a manner that encourages the medical provider to deliver high quality medical care to our members. We also attempt to structure our provider contracts in a way that mitigates some or all of our medical risk either through capitation or other risk-sharing arrangements. In general, there are two types of medical risk — professional and institutional. Professional risk primarily relates to physician and other outpatient services. Institutional risk primarily relates to hospitalization and other inpatient or institutionally-based services.

We generally pay our providers under one of three payment methods:

- fee-for-service, based on a negotiated fixed-fee schedule where we are fully responsible for managing institutional and professional risk;
- capitation, based on a PMPM payment, where physicians generally assume the professional risk, or on a case-rate or per diem basis where a hospital or health system generally assumes the institutional or professional risk, or both; and
- risk-sharing arrangements, typically with a physician group, where we advance, on a PMPM basis, amounts designed to cover the anticipated professional risk and then adjust payments, on a monthly basis, between us and the physician group based on actual experience measured against pre-determined sharing ratios.

Under any of these payment methods, we may also supplement provider payments with incentive arrangements based, in general, on the quality of healthcare delivery. For example, as an incentive to encourage our providers to deliver high quality care for their patients and assist us with our quality assurance and medical management programs, we often seek to implement incentive arrangements whereby we compensate our providers for "quality performance," including increased fee-for-service rates for specified preventive health services and additional payments for providing specified encounter data on a timely basis. We also seek to implement financial incentives relating to other operational matters where appropriate.

In a limited number of cases, we may be at risk for medical expenses above and beyond a negotiated amount (a so-called "stop loss" provision), which amount is typically calculated by reference to a percentage of billed charges, in some cases back to the first dollar of medical expense. When our members receive services for which we are responsible from a provider with whom we have not contracted, such as in the case of emergency room services from non-contracted hospitals, we generally attempt to negotiate a rate with that provider. In some cases, we may be obligated to pay the full rate billed by the provider. In the case of a Medicare patient who is admitted to a non-contracting hospital, we are only obligated to pay the amount that the hospital would have received from CMS under traditional fee-for-service Medicare.

We believe our incentive and risk-sharing arrangements help to align the interests of the physician with us and our members and improve both clinical and financial outcomes. We will continue to seek to implement these arrangements where possible in our existing and new service areas.

Sales and Marketing Programs

As of December 31, 2006, our sales force consisted of approximately 650 appointed third party agents and 80 internal licensed sales employees (including in-house telemarketing personnel). Our third party agents are compensated on a commission basis. Medicare Advantage enrollment is generally a decision made individually by the member. Accordingly, our sales agents and representatives focus their efforts on in-person contacts with potential enrollees as well as telephonic and group selling venues. To date, we have not actively marketed our PDPs and have relied primarily on auto-assignments of dual-eligibles by CMS.

In addition to traditional marketing methods including direct mail, telemarketing, radio, television, internet and other mass media, and cooperative advertising with participating hospitals and medical groups to generate leads, we also conduct community outreach programs in churches and community centers and in coordination with government agencies. We regularly participate in local community health fairs and events, and seek to become involved with local senior citizen organizations to promote our products and the benefits of preventive care.

Our sales and marketing programs include an integrated multimedia advertising campaign featuring Major League Baseball Hall of Fame member Willie Mays, our national spokesperson. Campaigns are tailored to each of our local service areas and are designed with the goal of educating, attracting, and retaining members and providers. In addition, we seek to create ethnically and culturally competent marketing programs where appropriate that reflect the diversity of the areas that we serve.

Our marketing and sales activities are heavily regulated by CMS and other governmental agencies. For example, CMS has oversight over all, and in some cases has imposed advance approval requirements with respect to, marketing materials used by our Medicare Advantage plans, and our sales activities are limited to activities such as conveying information regarding the benefits of preventive care, describing the operations of managed care plans, and providing information about eligibility requirements. The activities of our third-party brokers and agents are also heavily regulated. We maintain active and ongoing training and oversight of all employed and contracted sales representatives, agents and brokers.

Medicare beneficiaries have a limited annual enrollment period during which they can choose between a Medicare Advantage plan and traditional fee-for-service Medicare. After this annual enrollment period ends, generally only seniors turning 65 during the year, dual-eligible beneficiaries and others who qualify for special needs plans, Medicare beneficiaries permanently relocating to another service area, and employer group retirees will be permitted to enroll in or change health plans. The annual enrollment period is from November 15 through December 31 each year for stand-alone PDPs and through March 31 of the following year for Medicare Advantage plans. We have significantly adjusted the timing and intensity of our marketing efforts to align with the limited open enrollment period.

Quality Assurance

As part of our quality assurance program, we have implemented processes designed to ensure compliance with regulatory and accreditation standards. Our quality assurance program also consists of internal programs that credential providers and programs designed to help ensure we meet the audit standards of federal and state agencies, including CMS and the state departments of insurance, as well as applicable external accreditation standards. For example, we monitor and educate, in accordance with audit tools developed by CMS, our claims, credentialing, customer service, enrollment, health services, providers relations, contracting, and marketing departments with respect to compliance with applicable laws, regulations, and other requirements.

Our providers must satisfy specific criteria, such as licensing, credentialing, patient access, office standards, after-hours coverage, and other factors. Our participating hospitals must also meet specific criteria, including accreditation criteria established by CMS.

Competition

We historically operated in areas where there have been few or no competing.Medicare Advantage plans, although we are currently operate in an increasingly competitive environment, particularly with the recent advent of PFFS plans resulting from the passage of the MMA. Our principal competitors for contracts, members, and providers vary by local service area and are principally national, regional and local commercial managed care organizations, including PDPs, that serve Medicare recipients, including, among others, UnitedHealth Group, Humana, Inc., and Universal American Financial Corp. In addition, the MMA (including Medicare Part D) has caused a number of other managed care organizations, some of which are already in our service areas, to decide to enter the Medicare Advantage market. Furthermore, the implementation of Medicare Part D prescription drug benefits in 2006 has caused national and regional pharmaceutical distributors and retailers, pharmacy benefit managers, and managed care organizations to enter our markets and provide services and benefits to the Medicare eligible population. Medicare PFFS plans allow their members more flexibility to select physicians than HMO Medicare Advantage plans.

We believe the principal factors influencing a Medicare recipient's choice among health plan options are:

- additional premiums, if any, payable by the beneficiary;
- benefits offered;
- location and choice of healthcare providers;
- quality of customer service and administrative efficiency;
- reputation for quality care;
- financial stability of the plan; and
- accreditation results.

A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. We face competition from other managed care companies that have greater financial and other resources, larger enrollments, broader ranges of products and benefits, broader geographical coverage, more established reputations in the national market and in our markets, greater market share, larger contracting scale and lower costs. Superior benefit design, provider network and community perception may also provide a distinct competitive advantage.

Our Competitive Advantages

We believe the following are our key competitive advantages:

Focus on Medicare Advantage Market. We are focused primarily on the Medicare Advantage market. We believe our focus on designing and operating Medicare Advantage health plans tailored to each of our local service areas enables us to offer superior Medicare Advantage plans and to operate those plans with what we believe to be lower MLRs. Our focus allows us to:

- build relationships with provider networks that deliver the care desired by Medicare beneficiaries in their local service areas at contractual rates that take into account Medicare reimbursement schedules;
- direct our sales and marketing efforts primarily to Medicare beneficiaries and their families, customized to the demographics of the communities in which we operate; and
- staff each of our service areas with locally-based senior managers who understand the particular dynamics influencing behavior of local Medicare beneficiaries and providers as well as political and legislative impacts on our programs.

Leading Presence in Attractive, Underpenetrated Markets. We have a significant market position in our established service areas and in many of our service areas we are the market leader in terms of the number of Medicare Advantage members. Medicare Advantage penetration is highly variable across the country as a result of various factors, including infrastructure and provider accessibility. We focus our efforts primarily on service areas we believe to be underpenetrated, providing opportunities for us to increase the membership of our plans.

We believe our market position provides us with competitive advantages including operating efficiencies; comprehensive provider networks; and "HealthSpring" name recognition with potential new members within our service areas and in areas located contiguous to or near our existing service areas.

Effective Medical Management. Our medical management efforts are designed primarily for the Medicare Advantage program. We believe our ability to predict and manage our medical expenses is primarily the result of the following factors:

- ***Analytical Focus*** — We have institutionalized, throughout our management team, a data-driven analytical focus on our operations. We intensively review, on a monthly basis, actuarial analyses of claims data, IBNR claims, medical cost trends and loss ratios, and other relevant data by service area and product. We also assess provider relations monthly based upon reports prepared by the senior management team for each of our markets. The monthly reviews are attended by senior management of the company and our local markets and allow us to identify and address favorable and adverse trends in a timely manner.
- ***Provider Networks*** — Our management team has extensive experience managing providers and provider networks, including independent physician associations. We believe this experience provides us a competitive advantage in structuring our provider contracts and provider relations generally. Our provider networks include over 13,500 physicians and 200 hospitals. We seek providers who have experience in managing the Medicare population. We attempt to contract with our providers by, among other things, aligning physician interests with our interests and the interests of our members by way of incentive compensation and risk-sharing arrangements. These incentive arrangements are designed to encourage our providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical and financial results. Additionally, we internally monitor and evaluate the performance of our providers on a periodic basis to ensure these relationships are successful in meeting their goals and engage our providers directly when appropriate to address performance deficiencies individually or within their networks.

- ***Focus on Promoting Member Wellness and Managing Medical Care Utilization*** — We practice a "gatekeeper" approach to managing care. Each member selects a primary care physician who coordinates care for that member and, in conjunction with the company, monitors and controls the member's utilization of the network. Although the primary care physician is primarily responsible for managing member utilization and promoting member wellness, we have also implemented comprehensive quality management programs to help ensure high quality, cost-effective healthcare for our members, and in particular the chronically ill. We actively manage improvements in beneficiary care through internal and outsourced disease management programs for members with chronic medical conditions. We have also designed case management programs to provide more effective utilization of healthcare services by our members, including through the employment of on-site critical care intensivists, hospitalists, and concurrent review nurses who are trained to know the appropriate times for outpatient care, hospitalization, rehabilitation, or home care, and through partnerships with third party case management specialists. We work closely with our disease and case management partners in a hands-on approach to help ensure the desired outcomes. Our providers are trained and encouraged to utilize our disease and case management programs in an effort to improve clinical and financial outcomes.

Scalable Operating Structure. We have centralized certain functions of our health plans, including claims payment, actuarial review, health risk assessment, and benefit design for operational efficiencies and to facilitate our analytical, data-driven approach to operations. Other functions, including member services, sales and marketing, provider relations, medical management, and financial reporting and analysis, are customized for each of our local service areas. We believe this combination of centralized administrative functions and local service area focus, including localized medical management programs and on-site personnel at facility locations, gives us an advantage over competitors who have standardized and centralized many or all of these operating and member services functions. Additionally, we have designed our centralized and local administrative and information services functions to be scalable to accommodate our growth in existing or new service areas.

Regulation

Overview

As a managed care organization, our operations are and will continue to be subject to substantial federal, state, and local government regulation which will have a broad effect on the operation of our health plans. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members and providers of the health plans.

In addition, our right to obtain payment from Medicare is subject to compliance with numerous regulations and requirements, many of which are complex, and evolving as a result of the MMA, and are subject to administrative discretion. Moreover, since we are contracting only with the Medicare program to provide coverage for beneficiaries of our Medicare Advantage plans, our Medicare revenues are completely dependent upon the reimbursement levels and coverage determinations in effect from time to time in the Medicare Advantage program.

In addition, in order to operate our Medicare Advantage plans, we must obtain and maintain certificates of authority or license from each state in which we operate. In order to remain certified we generally must demonstrate, among other things, that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs and otherwise meet applicable licensing requirements. Accordingly, in order to remain qualified for the Medicare Advantage program, it may be necessary for our Medicare Advantage plans to make changes from time to time in their operations, personnel, and services. Although we intend for our Medicare Advantage plans to maintain certification and to continue to participate in those reimbursement programs, there can be no assurance that our Medicare Advantage plans will continue to qualify for participation.

Each of our health plans is also required to report quarterly on its financial performance to the appropriate regulatory agency in the state in which the health plan is licensed. Each plan also undergoes periodic reviews of our quality of care and financial status by the applicable state agencies.

The MMA generally requires PDP sponsors to be licensed under state law as a risk-bearing entity eligible to offer health insurance or health benefits coverage in each state in which the sponsor wishes to offer a PDP. CMS has implemented two waiver processes, however, to allow PDP sponsors to begin operations prior to obtaining state licensure or certification in all states in which they do business, even if the state already has in place a licensing process for PDP sponsors. For plan year 2007, PDP sponsors may seek a "single state waiver" in such states by submitting to CMS a waiver application. A "regional plan waiver" is also available to PDP sponsors that have obtained licensure as a risk-bearing entity in at least one state in a PDP region.

Federal Regulation

Medicare. Medicare is a federally sponsored healthcare plan for persons aged 65 and over, qualifying disabled persons and persons suffering from end-stage renal disease which provides a variety of hospital and medical insurance benefits. We contract with CMS to provide services to Medicare beneficiaries pursuant to the Medicare Advantage program. As a result, we are subject to extensive federal regulations, some of which are described in more detail elsewhere in this report. CMS may audit any health plan operating under a Medicare contract to determine the plan's compliance with federal regulations and contractual obligations.

Additionally, the marketing activities of Medicare Advantage plans are strictly regulated by CMS. For example, CMS has oversight over all, and in some cases has imposed advance approval requirements with respect to, marketing materials used by our Medicare Advantage plans, and our sales activities are limited to activities such as conveying information regarding the benefits of preventive care, describing the operations of managed care plans, and providing information about eligibility requirements. Federal law precludes states from imposing additional marketing restrictions on Medicare Advantage plans. States, however, remain free to regulate, and typically do regulate, the marketing activities of plans that enroll commercial beneficiaries.

Fraud and Abuse Laws. The federal anti-kickback statute imposes criminal and civil penalties for paying or receiving remuneration (which includes kickbacks, bribes, and rebates) in connection with any federal healthcare program, including the Medicare program. The law and related regulations have been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal healthcare program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. In some of our markets, states have adopted similar anti-kickback provisions, which apply regardless of the source of reimbursement.

With respect to the federal anti-kickback statute, there are two safe harbors addressing certain risk-sharing arrangements. In addition, the Office of the Inspector General has adopted other safe harbors related to managed care arrangements. These safe harbors describe relationships and activities that are deemed not to violate the federal anti-kickback statute. However, failure to satisfy each criterion of an applicable safe harbor does not mean that an arrangement constitutes a violation of the law; rather the arrangement must be analyzed on the basis of its specific facts and circumstances. Business arrangements that do not fall within a safe harbor do create a risk of increased scrutiny by government enforcement authorities. We have attempted to structure our risk-sharing arrangements with providers, the incentives offered by our health plans to Medicare beneficiaries, and the discounts our plans receive from contracting healthcare providers to satisfy the requirements of these safe harbors. There can be no assurance, however, that upon review regulatory authorities will determine that our arrangements do not violate the federal anti-kickback statute.

CMS has promulgated regulations that prohibit health plans with Medicare contracts from including any direct or indirect payment to physicians or other providers as an inducement to reduce or limit medically necessary services to a Medicare beneficiary. These regulations impose disclosure and other requirements relating to physician incentive plans including bonuses or withholdings that could result in a physician being at "substantial financial risk" as defined in Medicare regulations. Our ability to maintain compliance with these regulations depends, in part, on our receipt of timely and accurate information from our providers. We conduct our operations in an attempt to comply with these regulations; however, we are subject to future audit and review. It is possible that regulatory authorities may challenge our provider arrangements and operations and there can be no assurance that we would prevail if challenged.

Federal False Claims Act. We are subject to a number of laws that regulate the presentation of false claims or the submission of false information to the federal government. For example, the federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person or entity whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The federal government has taken the position that claims presented in violation of the federal anti-kickback statute may be considered a violation of the federal False Claims Act. Violations of the False Claims Act are punishable by treble damages and penalties of up to $11,000 per false claim. In addition to suits filed by the government, a special provision under the False Claims Act allows a private individual (e.g., a "whistleblower" such as a disgruntled former employee, competitor or patient) to bring an action under the False Claims Act on behalf of the government alleging that an entity has defrauded the federal government and permits the whistleblower to share in any settlement or judgment that may result from that lawsuit. Although we strive to operate our business in compliance with all applicable rules and regulations, we may be subject to investigations and lawsuits under the False Claims Act that may be initiated either by the government or a whistleblower. It is not possible to predict the impact such actions may have on our business.

Health Insurance Portability and Accountability Act of 1996. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes requirements relating to a variety of issues that affect our business, including the privacy and security of medical information, limits on exclusions based on preexisting conditions for our plans, guaranteed renewability of healthcare coverage for most employers and individuals and administrative simplification procedures involving the standardization of transactions and the establishment of uniform healthcare provider, payor and employer identifiers. Various federal agencies have issued regulations to implement certain sections of HIPAA.

For example, the Department of Health and Human Services, or DHHS, issued a final rule that establishes the standard data content and format for the electronic submission of claims and other administrative health transactions. Although we believe our operations are compliant with the electronic data standards established by the final rule, to the extent that we submit to Medicare electronic healthcare claims and payment transactions that are deemed not to be in compliance with these standards, payments to us may be delayed or denied. Additionally, DHHS has issued a final privacy rule and final security standards that apply to individually identifiable health information. The primary purposes of the privacy rule are to protect and enhance the rights of consumers by providing them access to their health information and controlling the inappropriate use of that information, and to improve the efficiency and effectiveness of healthcare delivery by creating a national framework for health privacy protection that builds on efforts by states, health systems, individual organizations, and individuals. The final rule for security standards establishes minimum standards for the security of individually identifiable health information that is transmitted or maintained electronically. We will conduct our operations in an attempt to comply with the requirements of the privacy rule and the security standards. There can be no assurance, however, that upon review regulatory authorities will find that we are in compliance with these requirements.

On January 8, 2001, the U.S. Department of Labor's Pension and Welfare Benefits Administration, the IRS and DHHS issued two regulations that provide guidance on the nondiscrimination provisions under HIPAA as they relate to health factors and wellness programs. These provisions prohibit a group health plan or group health insurance issuer from denying an individual eligibility for benefits or charging an individual a higher premium based on a health factor. We do not believe that these regulations will have a material adverse effect on our business.

Employee Retirement Income Security Act of 1974. The provision of services to certain employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, or ERISA. ERISA regulates certain aspects of the relationships between plans and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA.

The U.S. Department of Labor adopted federal regulations that establish claims procedures for employee benefit plans under ERISA. The regulations shorten the time allowed for health and disability plans to respond to claims and appeals, establish requirements for plan responses to appeals and expand required disclosures to participants and beneficiaries. These regulations have not had a material adverse effect on our business.

State Regulation

Though generally governed by federal law, each of our HMO subsidiaries is licensed in the market in which it operates and is subject to the rules, regulations, and oversight by the applicable state department of insurance in the areas of licensing and solvency. Our HMO subsidiaries file reports with these state agencies describing their capital structure, ownership, financial condition, certain inter-company transactions and business operations. Our HMO subsidiaries are also generally required to demonstrate among other things, that we have an adequate provider network, that our systems are capable of processing providers' claims in a timely fashion and of collecting and analyzing the information needed to manage their business. State regulations also require the prior approval or notice of acquisitions or similar transactions involving an HMO, and of certain transactions between an HMO and its parent or affiliated entities or persons. Generally, our HMOs are limited in their ability to pay dividends.

Our HMO subsidiaries are required to maintain minimum levels of statutory capital. The minimum statutory capital requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized healthcare costs, or risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. Currently, only our Texas HMO subsidiary is subject to statutory RBC requirements and our other HMO subsidiaries are subject to other minimum statutory capital requirements mandated by the states in which they are licensed. These requirements assess the capital adequacy of an HMO subsidiary based upon investment asset risks, insurance risks, interest rate risks and other risks associated with its business to determine the amount of statutory capital believed to be required to support the HMO's business. If the HMO's statutory capital level falls below certain required capital levels, the HMO may be required to submit a capital corrective plan to the state department of insurance, and at certain levels may be subjected to regulatory orders, including regulatory control through rehabilitation or liquidation proceedings.

Technology

We have developed and implemented information technology solutions that we believe are critical to our success and our goal to provide high quality healthcare for our members. Our systems collect and process information centrally and support our core administrative functions, including premium billing, claims processing, utilization management, reporting, medical cost trending, planning and analysis, as well as certain member and provider service functions, including enrollment, member eligibility verification, claims status inquiries, and referrals and authorizations. Additionally, we recently enhanced our disease and case management software functionality.

We augment our own technology services through independent third parties, such as DST Health Solutions, Inc. and OAO Health Solutions, Inc., with whom we have entered into what we believe are customary agreements for the provision of software and related consulting services with respect to our information technology systems. We are in the process of developing increased internal software development capability to support and enhance our core processing systems and in order to respond to rapidly changing market, regulatory, and operational requirements.

We have completed our initial business continuity and disaster recovery planning and have begun implementation on a primary data center in Nashville, Tennessee and secondary data center in Birmingham, Alabama. We will continue testing and implementation through 2007.

Employees

At December 31, 2006, we had approximately 1,200 employees, substantially all of whom were full-time. None of our employees are presently covered by a collective bargaining agreement. We consider relations with our employees to be good.

Service Marks

The name "HealthSpring" is a registered service mark with the United States Patent and Trademark Office. We also have other registered service marks. Prior use of our service marks by third parties may prevent us from using our service marks in certain geographic areas. We intend to protect our service marks by appropriate legal action whenever necessary.

EXECUTIVE OFFICERS OF THE COMPANY

The following are our executive officers and their biographies and ages as of February 28, 2007:

Herbert A. Fritch , age 56, has served as the Chairman of the Board of Directors, President, and Chief Executive Officer of the company and its predecessor, NewQuest, LLC, since the commencement of operations in September 2000. Beginning his career in 1973 as an actuary, Mr. Fritch has over 30 years of experience in the managed healthcare business. Prior to founding NewQuest, LLC, Mr. Fritch founded and served as president of North American Medical Management, Inc., or NAMM, an independent physician association management company, from 1991 to 1999. NAMM was acquired by PhyCor, Inc., a physician practice management company, in 1995. Mr. Fritch served as vice president of managed care for PhyCor following PhyCor's acquisition of NAMM. Prior to NAMM, Mr. Fritch served as a regional vice president for Partners National Healthplans from 1988 to 1991, where he was responsible for the oversight of seven HMOs in the southern region. Mr. Fritch holds a B.A. in Mathematics from Carleton College. Mr. Fritch is a fellow of the Society of Actuaries and a member of the Academy of Actuaries.

Jeffrey L. Rothenberger , age 47, has served as Executive Vice President and Chief Operating Officer of the company since March 2005, and served in various capacities, including chief operating officer, for the company's predecessor since September 2000. Prior to joining NewQuest, LLC, Mr. Rothenberger served as vice president for NAMM from 1996 to August 2000, with operating responsibility for several markets. Mr. Rothenberger also served as chief financial officer for the Houston independent physician associations affiliated with NAMM in 1995. Mr. Rothenberger holds a B.B.A. in Accounting from the University of Georgia and an M.B.A. from the University of Houston. In addition, Mr. Rothenberger is a certified public accountant (inactive). Mr. Rothenberger has announced his retirement from the Company effective April 30, 2007.

Gerald V. Coil , age 58, was hired as Executive Vice President and Chief Operating Officer of the company in December 2006 in anticipation of Mr. Rothenberger's retirement. Prior to joining the company, he was president of MHN, the behavioral health division of HealthNet, Inc., a publicly held managed care organization, from October 2002 to December 2006. From January 2002 to October 2002, Mr. Coil served in various capacities for Kaiser Permanente, a not-for-profit integrated healthcare system. Prior to January 2002, Mr. Coil worked for NAMM in various capacities, including as head of its West Coast operations. Mr. Coil holds a B.S. in Sociology and Social Work from Arizona State University.

Kevin M. McNamara , age 50, has served as Executive Vice President and Chief Financial Officer and Treasurer of the company since April 2005. Mr. McNamara served from April 2005 to January 2006 as non-executive chairman of ProxyMed, Inc., a provider of automated healthcare business and cost containment solutions for financial, administrative and clinical transactions in the healthcare payments marketplace, and served as interim chief executive officer of ProxyMed, Inc. from December 2004 through June 2005. Mr. McNamara served as chief financial officer of HCCA International, Inc., a healthcare management and recruitment company, from October 2002 to April 2005. From November 1999 until February 2001, Mr. McNamara served as chief executive officer and a director of Private Business, Inc., a provider of electronic commerce solutions that help community banks provide accounts receivable financing to their small business customers. From 1996 to 1999, Mr. McNamara served as senior vice president and chief financial officer of Envoy Corporation, a provider of electronic transactions processing services to participants in the healthcare industry. Mr. McNamara also serves on the board of directors of Luminex Corporation, a diagnostic and life sciences tool and consumables manufacturer. Mr. McNamara is a certified public accountant (inactive) and holds a B.S. in Accounting from Virginia Commonwealth University and an M.B.A. from the University of Richmond.

J. Gentry Barden , age 45, has served as Senior Vice President, Corporate General Counsel, and Secretary of the company since July 2005. From September 2003 to July 2005, Mr. Barden was a member of Brentwood Capital Advisors LLC, an investment banking firm based in Nashville, Tennessee that advised the company in the recapitalization. From September 2000 to February 2003, Mr. Barden was a managing director of McDonald Investments Inc., an investment-banking subsidiary of Cleveland, Ohio-based KeyCorp, in its Nashville office. From December 1998 to June 2000, Mr. Barden was a managing director and member of J.C. Bradford & Co., LLC, a Nashville-based investment-banking firm, and co-directed its mergers and acquisitions operations. Mr. Barden was a corporate and securities lawyer from 1986 through 1998, including with Bass, Berry & Sims PLC in Nashville, Tennessee. Mr. Barden graduated with a B.A. from The University of the South (Sewanee) and with a J.D. from the University of Texas.

Craig S. Schub , age 51, has served as Senior Vice President and Chief Marketing Officer since April 2006. Mr. Schub was a senior vice president and chief marketing officer for Advance PCS, a pharmacy benefit management company from August 2001 until March 2004 when it was acquired by merger with Caremark Rx, Inc. For over ten years prior to February 2001, Mr. Schub served in various capacities for PacifiCare Health Systems, including as senior vice president of marketing and senior vice president of its Secure Horizons division, which operated PacifiCare's Medicare Advantage plan. Mr. Schub graduated with a B.S. in business administration from California State University and served in the United States Air Force.

David L. Terry, Jr , age 56, has served as Senior Vice President and Chief Actuary of the company since March 2005, and served in various capacities, including Chief Actuary, for the company's predecessor since July 2003. Prior to joining NewQuest, LLC, Mr. Terry served as senior consultant for Reden & Anders, Ltd., a healthcare consulting firm, from July 2000 to July 2003. Mr. Terry holds a B.S. in Statistics from Colorado State University and an M.S. in actuarial science from the University of Nebraska.

Mark A. Tulloch , age 44, joined the company in July 2006. He was Senior Vice President of Pharmacy Operations from July through December 2006 and, effective January 2007, became Senior Vice President of Managed Care Operations. Prior to joining the company, he served from March 2003 to July 2006 as senior vice president of operations for United Surgical Partners International ("USPI"), a publicly-held owner and operator of short-stay surgical facilities. Prior to March 2003, Mr. Tulloch spent seven years with OrthoLink Physicians Corporation, a subsidiary of USPI specializing in orthopaedic practice management and ancillary development. Mr. Tulloch served in various capacities for Ortholink, including as president and chief operating officer. Mr. Tulloch holds an M.B.A. from the Massey School at Belmont University, a M.Ed. from Vanderbilt University, and a B.S. from Middle Tennessee State University.

Item 1A. Risk Factors

You should consider carefully the risks and uncertainties described below, and all information contained in this report, in evaluating our company and our business. The occurrence of any of the following risks or uncertainties described below could significantly and adversely affect our business, prospects, financial condition, and operating results. In any such event, the trading price of our common stock could decline.

Risks Related to Our Industry

Reductions in Funding for Medicare Programs Could Significantly Reduce Our Profitability.

Medicare premiums, including premiums from our PDP plans, accounted for approximately 87.8% of our total revenue for the year ended December 31, 2006. As a result, our revenue and profitability are dependent on government funding levels for Medicare programs. The premium rates paid to Medicare health plans like ours are established by contract, although the rates differ depending on a combination of factors, including upper payment limits established by CMS, a member's health profile and status, age, gender, county or region, benefit mix, member eligibility categories, and the plan's risk scores. Future Medicare premium rate levels may be affected by continuing government efforts to contain healthcare related expenditures, including prescription drug costs, and other federal budgetary constraints. Changes in the Medicare program, including with respect to funding, may lead to reductions in the amount of reimbursement, elimination of coverage for certain benefits, or reductions in the number of persons enrolled in or eligible for Medicare, which in turn could reduce the number of beneficiaries enrolled in our health plans and our revenues and profitability.

CMS's Risk Adjustment Payment System and Budget Neutrality Factors Make Our Revenue and Profitability Difficult to Predict and Could Result In Material Retroactive Adjustments to Our Results of Operations.

CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish incentives for Medicare plans to enroll and treat less healthy Medicare beneficiaries. CMS is phasing-in this payment methodology with a risk adjustment model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, diagnosis data from ambulatory treatment settings, including hospital outpatient facilities and physician visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS's internal database. As part of the phase-in, during 2003, risk adjusted payments accounted for 10% of Medicare health plan payments, with the remaining

90% being reimbursed in accordance with the traditional CMS demographic rate books. The portion of risk adjusted payments was increased to 30% in 2004, 50% in 2005, 75% in 2006, and 100% in 2007. As a result of this process, it is difficult to predict with certainty our future revenue or profitability. In addition, our plans' risk scores for any period may result in favorable or unfavorable adjustments to the payments we receive from CMS and our Medicare premium revenue.

CMS has recently initiated studies designed to assess the degree of coding pattern differences between Medicare fee-for-service and Medicare Advantage and the extent to which any differences could be appropriately addressed by an adjustment to the CMS risk scores. Diagnosis coding is one of the components used to determine the risk scores of individual members. In the event these studies reveal differences in the capture of coding between traditional Medicare fee-for-service and Medicare Advantage, there may be an impact on the risk adjustment payments to Medicare Advantage plans.

Payments to Medicare Advantage plans are also adjusted by a "budget neutrality" factor that was implemented in 2003 by Congress and CMS to prevent health plan payments from being reduced overall while, at the same time, directing risk adjusted payments to plans with more chronically ill enrollees. In general, this adjustment favorably impacted payments to Medicare Advantage plans. In February 2006, the President signed legislation that reduced federal funding for Medicare Advantage plans by approximately $6.5 billion over five years. Among other changes, the legislation provided for an accelerated phase-out of budget neutrality for risk adjusted payments made to Medicare Advantage plans. These legislative changes will have the effect of reducing payments to Medicare Advantage plans in general. Consequently, our plans' premiums will be reduced over the phase-out period unless our risk scores increase in a manner sufficient, when considered together with inflation-related increases in rates, to offset the elimination of this adjustment. Although our plans' risk scores have increased historically, there is no assurance that the increases will continue or, if they do, that they will be large enough to offset the elimination of this adjustment.

Our Records May Contain Inaccurate Information Regarding the Risk Adjustment Scores of Our Members, Which Could Cause Us to Overstate or Understate Our Revenue.

We maintain claims and encounter data that support the risk adjustment scores of our members, which determine, in part, the revenue to which we are entitled for these members. This data is submitted to our HMO subsidiaries based on medical charts and diagnosis codes prepared by providers of medical care. Inaccurate coding by medical providers and inaccurate records for new members in our plans could result in inaccurate premium revenue and risk adjustment payments, which is subject to correction or update in later periods. Payments that we receive in connection with this corrected or updated information may be reflected in financial statements for periods subsequent to the period in which the revenue was earned. We may also find that our data regarding our members' risk adjustment scores, when reconciled, requires that we refund a portion of the revenue that we received.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 Made Changes to the Medicare Program That Will Materially Impact Our Operations and Could Reduce Our Profitability and Increase Competition for Members.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, substantially changed the Medicare program and modified how we operate our Medicare Advantage business. Many of these changes became effective in 2006. Although many of these changes are designed to benefit Medicare Advantage plans generally, certain provisions of the MMA may increase competition, create challenges for us with respect to educating our existing and potential members about the changes, and create other risks and substantial and potentially adverse uncertainties, including the following:

Increased competition could adversely affect our enrollment and results of operations.

- The MMA increased reimbursement rates for Medicare Advantage plans, which we believe has increased the number of plans that participate in the Medicare program and created additional competition. In addition, as a result of Medicare Part D, a number of new competitors, such as pharmacy benefits managers and prescription drug retailers and wholesalers, have established PDPs that compete with some of our Medicare programs.
- Managed care companies began offering various new products beginning in 2006 pursuant to the MMA, including PFFS plans and regional preferred provider organizations, or PPOs. Medicare PFFS plans and PPOs allow their members more flexibility in selecting providers outside of a designated network than Medicare Advantage HMOs such as ours, which typically require members to coordinate care through a primary care physician. The MMA has encouraged the creation of regional PPOs through various incentives, including certain risk corridors, or cost-reimbursement provisions, a stabilization fund for incentive payments, and special payments to hospitals not otherwise contracted with a Medicare Advantage plan that treats regional plan enrollees. There can be no assurance that PFFS plans and regional Medicare PPOs in our service areas will not in the future adversely affect our Medicare Advantage plans' relative attractiveness to existing and potential Medicare members.

The limited annual enrollment process may adversely affect our growth and ability to market our products.

Medicare beneficiaries generally have a limited annual enrollment period during which they can choose to participate in a Medicare Advantage plan rather than receive benefits under the traditional fee-for-service Medicare program. After the annual enrollment period, most Medicare beneficiaries will not be permitted to change their Medicare benefits. The new annual enrollment process and subsequent "lock-in" provisions of the MMA may adversely affect our growth as it will limit our ability to enter new service areas and market to or enroll new members in our established service areas outside of the annual enrollment period.

The limited annual enrollment period may make it difficult to retain an adequate sales force.

As a result of the limited annual enrollment period and the subsequent "lock-in" provisions of the MMA, our sales force, including our independent sales brokers and agents, are limited in their ability to market our products year-round. Our agents rely substantially on sales commissions for their income. Given the limited annual sales window, it may become more difficult to find agents to market and promote our products. The annual enrollment window may also make hiring full-time sales employees impracticable, which could increase our already substantial reliance on outside agents. Accordingly, we may not be able to retain an adequate sales force to support our growth strategy. As our members are primarily enrolled through in-person sales calls, a reduction in our sales force may adversely affect our future enrollment, including our expansion efforts, and, accordingly, adversely and materially affect our profitability and results of operations.

The competitive bidding process may adversely affect our profitability.

Payments for local and regional Medicare Advantage plans are based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase the benefits we offer without a corresponding increase in premiums. As a result of the competitive bidding process, in order to maintain our current level of profitability we may in the future be required to reduce benefits or charge our members an additional premium, either of which could make our health plans less attractive to members and adversely affect our membership.

We derive a significant portion of our Medicare revenues from our PDP operations, and legislative or regulatory actions, economic conditions, or other factors that adversely affect those operations could materially reduce our revenues and profits.

We may be unable to sustain our PDP operation's profitability over the long-term, and our failure to do so could have an adverse effect on our results of operations. Factors that could affect our PDP operations include:

- Congress may make changes to the Medicare program, including changes to the Part D benefit. We cannot predict what these changes might include or what effect they might have on our revenue or medical expense or plans for growth.
- We are making actuarial assumptions about the utilization of prescription drug benefits in our MA-PD plans and our PDPs. Because this is a new program, there is limited historical basis for these assumptions, and we cannot assure you that these assumptions will prove to be correct or that premiums will be sufficient to cover the benefits provided.
- We have encountered competition from other PDPs, some of which may have significantly greater resources and brand recognition than we do and new PDPs are entering the business.
- Medicare beneficiaries who are dual-eligibles generally are able to disenroll and choose another PDP at any time, and certain Medicare beneficiaries also have a limited ability to disenroll from the plan they initially select and choose a different PDP. Medicare beneficiaries who are not dually eligible will be able to change PDPs during the annual open enrollment period. We may not be able to retain the auto-assigned members or those members who affirmatively choose our PDPs, and we may not be able to attract new PDP members.
- In February 2007, The U.S. House of Representatives' Committee on Oversight and Government Reform sent a letter to a number of Medicare plans requesting information submitted by the plans to CMS relating to, among other things, Part D plan profits and administrative costs; discounts, rebates, and other price concessions from drug manufacturers and pharmacies; and concessions passed through to beneficiaries. We did not receive a similar letter. This initial Congressional inquiry could lead to hearings and further Congressional investigation into Part D related profits and perhaps into the profitability of Medicare managed care plans generally.

Financial accounting for the Medicare Part D benefits is complex and requires difficult estimates and assumptions.

- The MMA provides for "risk corridors" that are designed to limit to some extent the losses MA-PDs or PDPs would incur if their costs turned out to be higher than those in the plans' bids submitted to CMS. For example, for 2006 and 2007 drug plans will bear all gains and losses up to 2.5% of their expected costs, but will be reimbursed for 75% of the losses between 2.5% and 5%, and 80% of losses in excess of 5%. The initial risk corridors in 2006 and 2007 will not be available in 2008 or future years. As the risk corridors are designed to be symmetrical, a plan whose actual costs fall below their expected costs, such as for our plans in 2006, is required to reimburse CMS based on a similar methodology as set forth above. Reconciliation payments for estimated upfront federal reinsurance payments, or, in some cases, the entire amount of the reinsurance payments, for Medicare beneficiaries who reach the drug benefit's catastrophic threshold are made retroactively on an annual basis, which could expose plans to upfront costs in providing the benefit. The company anticipates settling with CMS on amounts related to the risk corrider adjustments and subsidies in 2007 as part of a final settlement of Part D payments in the 2006 plan year.
- The accounting and regulatory guidance regarding the proper method of accounting for Medicare Part D, particularly as it relates to the timing of revenue and expense recognition, taken together with the complexity of the Part D product and recent challenges in reconciling CMS Part D membership data with our records, may lead to variability in our reporting of quarter-to-quarter earnings and to uncertainty among investors and research analysts following the company as to the impacts of our Medicare Part D plans on our full year results.
- During 2006, we incurred Part D medical expenses on behalf of Medicare beneficiaries who were not members of our prescription drug plans. Likewise, we received notice of claims from other plans who paid claims on behalf of our members. CMS established a plan-to-plan, or P2P, reconciliation process to address this condition and provide a means of settlement between plans. We believe the majority of P2P claims occurring in 2006 were settled as of December 31, 2006. Additionally, CMS recently published its state-to-plan, or S2P, reconciliation process whereby health plans will settle with state Medicaid programs who paid claims on behalf of Medicare beneficiaries. We have recorded our estimated liabilities under P2P and S2P at December 31, 2006. Ultimate resolution of the P2P and S2P reconciliation processes could result in adjustments, up or down, to the amounts currently estimated and recoverable.

Our Business Activities Are Highly Regulated and New and Proposed Government Regulation or Legislative Reforms Could Increase Our Cost of Doing Business, and Reduce Our Membership, Profitability, and Liquidity.

Our health plans are subject to substantial federal and state regulation. These laws and regulations, along with the terms of our contracts and licenses, regulate how we do business, what services we offer, and how we interact with our members, providers, and the public. Healthcare laws and regulations are subject to frequent change and varying interpretations. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations could adversely affect our business by, among other things:

- imposing additional license, registration, or capital reserve requirements;
- increasing our administrative and other costs;
- reducing the premiums we receive from CMS;
- forcing us to undergo a corporate restructuring;
- increasing mandated benefits without corresponding premium increases;
- limiting our ability to engage in inter-company transactions with our affiliates and subsidiaries;
- forcing us to restructure our relationships with providers; and
- requiring us to implement additional or different programs and systems.

It is possible that future legislation and regulation and the interpretation of existing and future laws and regulations could have a material adverse effect on our ability to operate under the Medicare program and to continue to serve our members and attract new members.

If We Are Required to Maintain Higher Statutory Capital Levels for Our Existing Operations or if We Are Subject to Additional Capital Reserve Requirements as We Pursue New Business Opportunities, Our Cash Flows and Liquidity May Be Adversely Affected.

Our health plans are operated through subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, or net worth, as defined by each state. One or more of these states may raise the statutory capital level from time to time. Other states have adopted risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners, which tend to be, although are not necessarily, higher than existing statutory capital requirements. Currently, Texas is the only jurisdiction in which we operate that has adopted risk-based capital requirements. Regardless of whether the other states in which we operate adopt risk-based capital requirements, the state departments of insurance can require our HMO subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state laws if they determine that maintaining additional statutory capital is in the best interests of our members. Any changes in these requirements could materially increase our statutory capital requirements. In addition, as we continue to expand our plan offerings in new states or pursue new business opportunities, including our strategy to offer PDPs on a national basis in 2007, we may be required to maintain additional statutory capital. In either case, our available funds could be materially reduced, which could harm our ability to implement our business strategy.

If State Regulators Do Not Approve Payments, Including Dividends and Other Distributions, by Our Health Plans to Us, Our Business and Growth Strategy Could Be Materially Impaired or We Could Be Required to Incur Indebtedness to Fund These Strategies.

Our health plan subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions they can pay to us for purposes other than to pay income taxes related to the earnings of the health plans. These laws and regulations also limit the amount of management fees our health plan subsidiaries may pay to affiliates of our health plans, including our management subsidiaries, without prior approval of, or notification to, state regulators. The pre-approval and notice requirements vary from state to state with some states, such as Texas, generally allowing, subject to advance notice requirements, dividends to be declared, provided the HMO meets or exceeds the applicable deposit, net worth, and risk-based capital requirements. The discretion of the state regulators, if any, in approving a dividend is not always clearly defined. Health plans that declare non-extraordinary dividends must usually provide notice to the regulators in advance of the intended distribution date. Historically, we have not relied on dividends or other distributions from our health plans to fund a material amount of our operating cash requirements. If the regulators were to deny or significantly restrict our subsidiaries' requests to pay dividends to us or to pay management and other fees to the affiliates of our health plan subsidiaries, however, the funds available to us would be limited, which could impair our ability to implement our business and growth strategy. Alternatively, we could be required to incur indebtedness to fund these strategies.

Corporate Practice of Medicine and Fee-Splitting Laws May Govern Our Business Operations, and Violation of Such Laws Could Result in Penalties and Adversely Affect Our Arrangements With Contractors and Our Profitability.

Numerous states, including Tennessee and Illinois, have laws known as the corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical treatment decisions by physicians. In these states, typically only medical professionals or a professional corporation in which the shares are held by licensed physicians or other medical professionals may provide medical care to patients. Many states also have some form of fee-splitting law, prohibiting certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of healthcare services.

We perform only non-medical administrative and business services for physicians and physician groups. We do not represent that we offer medical services, and we do not exercise control over the practice of medical care by providers with whom we contract. We do, however, monitor medical services to ensure they are provided and reimbursed within the appropriate scope of licensure. In addition, we have developed close relationships with our network providers that include our review and monitoring of the coding of medical services provided by those providers. We also have compensation arrangements with providers that may be based on a percentage of certain provider fees and in certain cases our network providers have agreed to exclusivity arrangements. In each case, we believe we have structured these and other arrangements on a basis that complies with applicable state law, including the corporate practice of medicine and fee-splitting laws.

Despite our structuring these arrangements in ways that we believe comply with applicable law, regulatory authorities may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with providers constitute unlawful fee-splitting. Moreover, we cannot predict whether changes will be made to existing laws or if new ones will be enacted, which could cause us to be out of compliance with these requirements. If our arrangements are found to violate corporate practice of medicine or fee-splitting laws, our provider or independent physician association management contracts could be found legally invalid and unenforceable, which could adversely affect our operations and profitability and we could be subject to civil or, in some cases, criminal, penalties.

We Are Required to Comply With Laws Governing the Transmission, Security and Privacy of Health Information That Require Significant Compliance Costs, and Any Failure to Comply With These Laws Could Result in Material Criminal and Civil Penalties.

Regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, require us to comply with standards regarding the exchange of health information within our company and with third parties, including healthcare providers, business associates, and our members. These regulations include standards for common healthcare transactions, including claims information, plan eligibility, and payment information, unique identifiers for providers and employers; security; privacy; and enforcement. HIPAA also provides that to the extent that state laws impose stricter privacy standards than HIPAA privacy regulations, a state seeks and receives an exception from the Department of Health and Human Services regarding certain state laws, or state laws concern certain specified areas, such state standards and laws are not preempted.

We conduct our operations in an attempt to comply with all applicable HIPAA requirements. Given the complexity of the HIPAA regulations, the possibility that the regulations may change, and the fact that the regulations are subject to changing and, at times, conflicting interpretation, our ongoing ability to comply with the HIPAA requirements is uncertain. Furthermore, a state's ability to promulgate stricter laws, and uncertainty regarding many aspects of such state requirements, make compliance more difficult. To the extent that we submit electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA, payments to us may be delayed or denied. Additionally, the costs of complying with any changes to the HIPAA regulations may have a negative impact on our operations. Sanctions for failing to comply with the HIPAA health information provisions include criminal penalties and civil sanctions, including significant monetary penalties. In addition, our failure to comply with state health information laws that may be more restrictive than the regulations issued under HIPAA could result in additional penalties.

Risks Related to Our Business

If Our Medicare Contracts Are Not Renewed or Are Terminated, Our Business Would Be Substantially Impaired.

We provide services to our Medicare eligible members through our Medicare Advantage health plans and PDPs pursuant to a limited number of contracts with CMS. These contracts generally have terms of one year and must be renewed each year. Each of our contracts with CMS is terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. If we are unable to renew, or to successfully rebid or compete for any of these contracts, or if any of these contracts are terminated, our business would be materially impaired.

Because Our Premiums, Which Generate Most of Our Revenue, Are Established by Contract and Cannot Be Modified During the Contract Terms, Our Profitability Will Likely Be Reduced or We Could Cease to Be Profitable if We Are Unable to Manage Our Medical Expenses Effectively.

Substantially all of our revenue is generated by premiums consisting of monthly payments per member that are established by contracts with CMS for our Medicare Advantage plans and PDPs or by contracts with our commercial customers, all of which are typically renewable on an annual basis. If our medical expenses exceed our estimates, except in very limited circumstances or as a result of risk score adjustments for Medicare member health acuity, we will be unable to increase the premiums we receive under these contracts during the then-current terms. As a result, our profitability depends, to a significant degree, on our ability to adequately predict and effectively manage our medical expenses related to the provision of healthcare services. Relatively small changes in our MLR can create significant changes in our financial results. Accordingly, the failure to adequately predict and control medical expenses and to make reasonable estimates and maintain adequate accruals for incurred but not reported, or IBNR, claims, may have a material adverse effect on our financial condition, results of operations, or cash flows.

Historically, our medical expenses as a percentage of premium revenue have fluctuated. Factors that may cause medical expenses to exceed our estimates include:

- an increase in the cost of healthcare services and supplies, including pharmaceuticals, whether as a result of inflation or otherwise;
- higher than expected utilization of healthcare services;
- periodic renegotiation of hospital, physician, and other provider contracts;
- changes in the demographics of our members and medical trends affecting them;
- new mandated benefits or other changes in healthcare laws, regulations, and practices;
- new treatments and technologies;
- consolidation of physician, hospital, and other provider groups;
- contractual disputes with providers, hospitals, or other service providers; and
- the occurrence of catastrophes, major epidemics, or acts of terrorism.

Because of the relatively high average age of the Medicare population, medical expenses for our Medicare Advantage plans may be particularly difficult to control. We attempt to control these costs through a variety of techniques, including capitation and other risk-sharing payment methods, collaborative relationships with primary care physicians and other providers, advance approval for hospital services and referral requirements, case and disease management and quality assurance programs, information systems, and, with respect to our commercial products, reinsurance. Despite our efforts and programs to manage our medical expenses, we may not be able to continue to manage these expenses effectively in the future. If our medical expenses increase, our profits could be reduced or we may not remain profitable.

Our Failure to Estimate IBNR Claims Accurately Would Affect Our Reported Financial Results.

Our medical care costs include estimates of our IBNR claims. We estimate our medical expense liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting accruals and make adjustments, if necessary, to medical expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. As a result of the uncertainties associated with the factors used in these assumptions, the actual amount of medical expense that we incur may be materially more or less than the amount of IBNR originally estimated. If our estimates of IBNR are inadequate in the future, our reported results of operations would be negatively impacted. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.

Competition in Our Industry, Particularly New Sources of Competition Since the Implementation of Medicare Part D, May Limit Our Ability to Maintain or Attract Members, Which Could Adversely Affect Our Results of Operations.

We operate in a highly competitive environment subject to significant changes as a result of business consolidations, evolving Medicare products (including PDPs and PFFS plans), new strategic alliances, and aggressive marketing practices by other managed care organizations that compete with us for members. Our principal competitors for contracts, members, and providers vary by local service area and have traditionally been comprised of national, regional, and local managed care organizations that serve Medicare recipients, including, among others, UnitedHealth Group, Humana, Inc., and Universal American Financial Corp. In addition, we have experienced significant competition from new competitors, including pharmacy benefit managers and prescription drug retailers and wholesalers, and our traditional managed care organization competitors whose PFFS plans and stand-alone PDPs have been attracting our Medicare Advantage and PDP members. As a result of the foregoing factors, among others, we experienced disenrollments from our plans during 2006 at rates higher than we previously experienced or anticipated. Many managed care companies and other new Part D plan participants have greater financial and other resources, larger enrollments, broader ranges of products and benefits, broader geographical coverage, more established reputations in the national market and our markets, greater market share, larger contracting scale, and lower costs than us. Our failure to maintain or attract members to our health plans as a result of such competition could adversely affect our results of operations.

Our Inability to Maintain Our Medicare Advantage and PDP Members or Increase Our Membership Could Adversely Affect Our Results of Operations.

A reduction in the number of members in our Medicare Advantage and PDP plans, or the failure to increase our membership, could adversely affect our results of operations. In addition to competition, factors that could contribute to the loss of, or failure to attract and retain, members include:

- negative accreditation results or loss of licenses or contracts to offer Medicare Advantage plans;
- negative publicity and news coverage relating to us or the managed healthcare industry generally;
- litigation or threats of litigation against us;
- automatic disenrollment, whether intentional or inadvertent, as a result of members choosing a stand-alone PDP; and
- our inability to market to and re-enroll members who enroll with our competitors because of the new annual enrollment and lock-in provisions under the MMA.

A Disruption in Our Healthcare Provider Networks Could Have an Adverse Effect on Our Operations and Profitability.

Our operations and profitability are dependent, in part, upon our ability to contract with healthcare providers and provider networks on favorable terms. In any particular service area, healthcare providers or provider networks could refuse to contract with us, demand higher payments, or take other actions that could result in higher healthcare costs, disruption of benefits to our members, or difficulty in meeting our regulatory or accreditation requirements. In some service areas, healthcare providers may have significant market positions. If healthcare providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those service areas could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of a large provider group. Any disruption in our provider network could result in a loss of membership or higher healthcare costs.

Our Texas operations comprised 30% of our Medicare Advantage members and 32% of our total revenue for the year ended December 31, 2006. A significant proportion of our providers in our Texas market are affiliated with RPO, a large group of independent physician associations. As of December 31, 2006, physicians associated with RPO served as the primary care physicians for approximately 85% of our members in our Texas market. Our agreements with RPO generally have a term expiring December 31, 2014, but may be terminated sooner by RPO for cause or in connection with a change in control of the company that results in the termination of senior management and otherwise raises a reasonable doubt as to our successor's ability to perform the agreements. If our Texas HMO subsidiary's agreement with RPO were terminated, we would be required to sign direct contracts with the RPO physicians or additional physicians in order to avoid a material disruption in care of our Houston-area members. It could take significant time to negotiate and execute direct contracts, and we would be forced to reassign members to new primary care physicians if all of the current primary care physicians did not sign direct contracts. This would result in loss of membership assuming that not all members would accept the reassignment to a new primary care physician. Accordingly, any significant disruption in, or termination of, our relationship with RPO could materially and adversely impact our results of operations. Moreover, RPO's ability to terminate its agreements with us in connection with certain changes in control of the company could have the effect of delaying or frustrating a potential acquisition or other change in control of the company.

We Rely on the Accuracy of Lists Provided by CMS Regarding the Eligibility of a Person to Participate in Our Plans, and Any Inaccuracies in Those Lists Could Cause CMS to Recoup Premium Payments From Us with Respect to Members Who Turn Out Not to be Ours, Which Could Reduce Our Revenue and Profitability.

Premium payments that we receive from CMS are based upon eligibility lists produced by federal and local governments. From time to time, CMS requires us to reimburse them for premiums that we received from CMS based on eligibility and dual-eligibility lists that CMS later discovers contained individuals who were not in fact residing in our service areas or eligible for any government-sponsored program or were eligible for a different premium category or a different program. We may have already provided services to these individuals. In addition to recoupment of premiums previously paid, we also face the risk that CMS could fail to pay us for members for whom we are entitled to payment. Our profitability would be reduced as a result of such failure to receive payment from CMS if we had made related payments to providers and were unable to recoup such payments from them.

Outsourced Service Providers May Make Mistakes and Subject Us to Financial Loss or Legal Liability.

We outsource certain of the functions associated with the provision of managed care and management services, including claims processing related to the provision of Medicare Part D prescription drug benefits. The service providers to whom we outsource these functions could inadvertently or incorrectly adjust, revise, omit, or transmit the data with which we provide them in a manner that could create inaccuracies in our risk adjustment data, cause us to overstate or understate our revenue, cause us to authorize incorrect payment levels to members of our provider networks, or violate certain laws and regulations, such as HIPAA.

We May Be Unsuccessful in Implementing Our Growth Strategy If We Are Unable to Complete Acquisitions on Favorable Terms or Integrate the Businesses We Acquire into Our Existing Operations, or If We Are Unable to Otherwise Expand into New Service Areas in a Timely Manner in Accordance with Our Strategic Plans.

Opportunistic acquisitions of contract rights and other health plans are an important element of our growth strategy. We may be unable to identify and complete appropriate acquisitions in a timely manner and in accordance with our or our investors' expectations for future growth. The market price of businesses that operate Medicare Advantage plans has generally increased recently, which may increase the amount we are required to pay to complete any future acquisitions. Some of our competitors have greater financial resources than we have and may be willing to pay more for these businesses. In addition, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions, which may require a public hearing, regardless of whether we already operate a plan in the state in which the business to be acquired is located. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. Moreover, some sellers may insist on selling assets that we may not want or transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the necessary financing for these acquisitions on terms favorable to us, or at all.

To the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulties in integrating the acquisitions with our existing businesses. This may include the integration of:

- additional employees who are not familiar with our operations;
- new provider networks, which may operate on terms different from our existing networks;
- additional members, who may decide to transfer to other healthcare providers or health plans;
- disparate information technology, claims processing, and record-keeping systems; and
- accounting policies, including those that require a high degree of judgment or complex estimation processes, including estimates of IBNR claims, accounting for goodwill, intangible assets, stock-based compensation, and income tax matters.

For all of the above reasons, we may not be able to successfully implement our acquisition strategy. Furthermore, in the event of an acquisition or investment, we may issue stock that would dilute existing stock ownership, incur debt that would restrict our cash flow, assume liabilities, incur large and immediate write-offs, incur unanticipated costs, divert management's attention from our existing business, experience risks associated with entering markets in which we have no or limited prior experience, or lose key employees from the acquired entities.

Additionally, we are likely to incur additional costs if we enter new service areas or states where we do not currently operate, which may limit our ability to expand to, or further expand in, those areas. Our rate of expansion into new geographic areas may also be limited by:

- the time and costs associated with obtaining an HMO license to operate in the new area or expanding our licensed service area, as the case may be;
- our inability to develop a network of physicians, hospitals, and other healthcare providers that meets our requirements and those of the applicable regulators;
- competition, which could increase the costs of recruiting members, reduce the pool of available members, or increase the cost of attracting and maintaining our providers;
- the cost of providing healthcare services in those areas;
- demographics and population density; and
- the new annual enrollment period and lock-in provisions of the MMA.

Negative Publicity Regarding the Managed Healthcare Industry Generally or Us in Particular Could Adversely Affect Our Results of Operations or Business.

Negative publicity regarding the managed healthcare industry generally or us in particular may result in increased regulation and legislative review of industry practices that further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate;
- adversely affecting our ability to market our products or services; or
- adversely affecting our ability to attract and retain members.

We Are Dependent Upon Our Executive Officers, and the Loss of Any One or More of These Officers and Their Managed Care Expertise Could Adversely Affect Our Business.

Our operations are highly dependent on the efforts of Herbert A. Fritch, our President and Chief Executive Officer, and certain other senior executives who have been instrumental in developing our business strategy and forging our business relationships. Although certain of our executives, including Mr. Fritch, have entered into employment agreements with us, these agreements may not provide sufficient incentives for those executives to continue their employment with us. Although we believe we could replace any executive we lose, the loss of the leadership, knowledge, and experience of Mr. Fritch and our other executive officers could adversely affect our business. Moreover, replacing one or more of our executives may be difficult or may require an extended period of time. We do not currently maintain key man insurance on any of our executive officers.

Violation of the Laws and Regulations Applicable to Us Could Expose Us to Liability, Reduce Our Revenue and Profitability, or Otherwise Adversely Affect Our Operations and Operating Results.

The federal and state agencies administering the laws and regulations applicable to us have broad discretion to enforce them. We are subject, on an ongoing basis, to various governmental reviews, audits, and investigations to verify our compliance with our contracts, licenses, and applicable laws and regulations. An adverse review, audit, or investigation could result in any of the following:

- loss of our right to participate in the Medicare program;
- loss of one or more of our licenses to act as an HMO or to otherwise provide a service;
- forfeiture or recoupment of amounts we have been paid pursuant to our contracts;
- imposition of significant civil or criminal penalties, fines, or other sanctions on us and our key employees;
- damage to our reputation in existing and potential markets;
- increased restrictions on marketing our products and services; and
- inability to obtain approval for future products and services, geographic expansions, or acquisitions.

The U.S. Department of Health and Human Services Office of the Inspector General, Office of Audit Services, or OIG, is conducting a national review of Medicare Advantage plans to determine whether they used payment increases consistent with the requirements of the MMA. Under the MMA, when a Medicare Advantage plan receives a payment increase, it must reduce beneficiary premiums or cost sharing, enhance benefits, put additional payment amounts in a benefit stabilization fund, or use the additional payment amounts to stabilize or enhance access. We cannot assure you that the findings of an audit or investigation of our business would not have an adverse effect on us or require substantial modifications to our operations. In addition, private citizens, acting as whistleblowers, are entitled to bring enforcement actions under a special provision of the federal False Claims Act.

Claims Relating to Medical Malpractice and Other Litigation Could Cause Us to Incur Significant Expenses.

From time to time, we are party to various litigation matters, some of which seek monetary damages. Managed care organizations may be sued directly for alleged negligence, including in connection with the credentialing of network providers or for alleged improper denials or delay of care. In addition, Congress and several states have considered or are considering legislation that would expressly permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Of the states in which we currently operate, only Texas has enacted legislation relating to health plan liability for negligent treatment decisions and benefits coverage determinations. In addition, our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. Some of these providers do not have malpractice insurance. Although our network providers are independent contractors, claimants sometimes allege that a managed care organization should be held responsible for alleged provider malpractice, particularly where the provider does not have malpractice insurance, and some courts have permitted that theory of liability.

Similar to other managed care companies, we may also be subject to other claims of our members in the ordinary course of business, including claims of improper marketing practices by our independent and employee sales agents and claims arising out of decisions to deny or restrict reimbursement for services.

We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we cannot assure you that we will not incur substantial expense in defending future lawsuits or indemnifying third parties with respect to the results of such litigation. The loss of even one of these claims, if it results in a significant damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage or other theories may significantly decrease our ability to settle these claims on reasonable terms.

We maintain errors and omissions insurance and other insurance coverage that we believe are adequate based on industry standards. Potential liabilities may not be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations, or the amount of our insurance coverage and related reserves may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management's attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

The Inability or Failure to Properly Maintain Effective and Secure Management Information Systems, Successfully Update or Expand Processing Capability, or Develop New Capabilities to Meet Our Business Needs Could Result in Operational Disruptions and Other Adverse Consequences.

Our business depends significantly on effective and secure information systems. The information gathered and processed by our management information systems assists us in, among other things, marketing and sales tracking, underwriting, billing, claims processing, medical management, medical care cost and utilization trending, financial and management accounting, reporting, planning and analysis and e-commerce. These systems also support on-line customer service functions, provider and member administrative functions and support tracking and extensive analyses of medical expenses and outcome data. These information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs and handle our expansion and growth. Any inability or failure to properly maintain management information systems or related disaster recovery programs, successfully update or expand processing capability or develop new capabilities to meet our business needs in a timely manner, could result in operational disruptions, loss of existing customers, difficulty in attracting new customers or in implementing our growth strategies, disputes with customers and providers, regulatory problems, increases in administrative expenses, loss of our ability to produce timely and accurate reports, and other adverse consequences. To the extent a failure in maintaining effective information systems occurs, we may need to contract for these services with third-party management companies, which may be on less favorable terms to us and significantly disrupt our operations and information flow.

Furthermore, our business requires the secure transmission of confidential information over public networks. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability, and loss. Our security measures may be inadequate to prevent security breaches, and our business operations and profitability would be adversely affected by cancellation of contracts, loss of members, and potential criminal and civil sanctions if they are not prevented.

If We Are Unable to Maintain Effective Internal Controls Over Financial Reporting, Investors Could Lose Confidence in the Reliability of Our Financial Statements, Which Could Result in a Decrease in the Price of Our Common Stock.

Because of our status as a public company, we are required to enhance and test our financial, internal, and management control systems to meet obligations imposed by the Sarbanes-Oxley Act of 2002. We are working with our independent legal, accounting, and financial advisors to identify those areas in which changes should be made to our financial and management control systems. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures, and financial reporting and accounting systems. Consistent with the Sarbanes-Oxley Act and the rules and regulations of the SEC, management's assessment of our internal controls over financial reporting and the audit opinion of the Company's independent registered accounting firm as to the effectiveness of our controls will be first required in connection with the Company's filing of its Annual Report on Form 10-K for the year ending December 31, 2007. If we are unable to timely identify, implement, and conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to conclude that our internal controls over financial reporting are effective, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Our assessment of our internal controls over financial reporting may also uncover weaknesses or other issues with these controls that could also result in adverse investor reaction. These results may also subject us to adverse regulatory consequences.

State Insurance Laws and Anti-takeover Provisions in Our Organizational Documents Could Make an Acquisition of Us More Difficult and May Prevent Attempts by Our Stockholders to Replace or Remove Our Current Management.

Provisions of state insurance laws and in our amended and restated certificate of incorporation and our second amended and restated bylaws may delay or prevent an acquisition of us or a change in our management or similar change in control transaction, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices or that stockholders may deem to be in their best interests. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions provide, among other things, that:

- special meetings of our stockholders may be called only by the chairman of the board of directors, by our chief executive officer, or by the board of directors pursuant to a resolution adopted by a majority of the directors;
- any stockholder wishing to properly bring a matter before a meeting of stockholders must comply with specified procedural and advance notice requirements;
- actions taken by the written consent of our stockholders require the consent of the holders of at least 66 2 / 3 % of our outstanding shares;
- our board of directors is classified into three classes, with each class serving a staggered three-year term;
- the authorized number of directors may be changed only by resolution of the board of directors;
- our second amended and restated bylaws and certain sections of our amended and restated certificate of incorporation relating to anti-takeover provisions may generally only be amended with the consent of the holders of at least 66 2 / 3 % of our outstanding shares;
- directors may be removed other than at an annual meeting only for cause;
- any vacancy on the board of directors, however the vacancy occurs, may only be filled by the directors; and
- our board of directors has the ability to issue preferred stock without stockholder approval.

Additionally, the insurance company laws and regulations of the jurisdictions in which we operate restrict the ability of any person to acquire control of an insurance company, including an HMO, without prior regulatory approval. Under certain of those statutes and regulations, without such approval or an exemption therefrom, no person may acquire any voting security of a domestic insurance company, including an HMO, or an insurance holding company that controls a domestic insurance company or HMO, if as a result of such transaction such person would own more than a specified percentage, such as 5% or 10%, of the total stock issued and outstanding of such insurance company or HMO, or, in some cases, more than a specified percentage of the issued and outstanding shares of an insurance holding company. HealthSpring is an insurance holding company for purposes of these statutes and regulations.

Item 1 B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal properties consist of leased office space. We believe our facilities are adequate for our present and currently anticipated needs. We lease office space in the following locations:

Location	Square footage	Expiration Date
Nashville, Tennessee	128,163(1)	December 2010
Birmingham, Alabama	103,796(2)	October 2007
Houston, Texas	41,185	October 2010
Chicago, Illinois	7,768	March 2008

(1) Includes shared office space for our corporate headquarters and our Tennessee health plan. Also includes a lease executed in January 2007 for approximately 54,000 square feet of office space, which lease expires in May 2014.

(2) Includes 41,870 square feet of space sublet to other tenants. We are currently negotiating a new lease for our Alabama operations.

Item 3. Legal Proceedings

We are not currently involved in any pending legal proceedings that we believe are material to our financial condition and results of operations, including the related lawsuits described below. We are, however, involved from time to time in routine legal matters and other claims incidental to our business, including employment-related claims, claims relating to our HMO subsidiaries' contractual relationships with providers and members, and claims relating to marketing practices of sales representatives that are employed by, or independent contractors to, our HMO subsidiaries.

Alabama Litigation

In 2006, our Alabama HMO subsidiary and certain of its independent sales representatives were sued in five separate lawsuits in state courts in Wilcox County and Dallas County, Alabama by current and former HealthSpring plan members. The courts in which these proceedings were initiated, the dates originally filed, and the principal parties thereto are as follows: *Lorine Phillips, Velma Williams, Rosetta Anderson and Hattie Thompson v. HealthSpring of Alabama, Inc., James Edward Ellis, Bedford Jeremy McNeill, Marcus Emanual Raine* , Circuit Court of Wilcox County, Alabama, CV-2006-008 (January 9, 2006); *Flora Brown, Eugene Johnson, Dolly B. Smith, Martha McDaniel, Raymond Mosely v. HealthSpring of Alabama, Inc., Bedford Jeremy McNeill, Marcus E. Raine, James Ellis and Joseph Parker* , Circuit Court of Wilcox County, Alabama, CV-2006-039 (March 10, 2006); *Willie James Moton, Bettie Mae Gordon, Nancy Wheeler, Birdie McMillon and Janie Murphy v. HealthSpring of Alabama, Inc.,Sylvester Betts, Bedford Jeremy McNeill, Marcus E. Raine and James Ellis* , Circuit Court of Wilcox County, Alabama, CV-2006-046 (March 22, 2006); *Bernice Phillips v. HealthSpring of Alabama, Inc. and Sylvester Betts,* Circuit Court of Wilcox County, Alabama, CV 2006-246 (October 6, 2006) (collectively, the "Wilcox County Cases"); and *Sarah Latham v. HealthSpring of Alabama, Inc. and Marcus Emanual Raine* , Circuit Court of Dallas County, Alabama, CV-2006-246 (August 3, 2006) (the "Dallas County Case") (collectively, the "Pending Litigation"). Although they assert a number of state law theories, the plaintiffs' allegations in the Pending Litigation focus on two primary claims: (1) alleged misrepresentations by the sales representatives in enrolling the plaintiffs in the Alabama plan; and (2) alleged negligence in hiring, training, and supervising the sales representatives. In the Wilcox County Cases, the sales representatives filed cross-claims against the Alabama HMO alleging, among other things, that the representations made by them regarding the plan were directed by the Alabama HMO and in accordance with their training. The plaintiffs and cross-claimants sought compensatory and punitive damages.

We have recently entered into agreements with the plaintiffs and the sales representatives tentatively settling and dismissing the Wilcox County Cases. The terms of the settlement, including contingencies relating thereto, are confidential. Substantially all of the amounts paid or payable with respect to the settled claims are within insurance limits, as supplemented by litigation reserves accrued by the company in 2006. The Dallas County Case is ongoing and we intend to defend ourselves vigorously.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Stock

Our common stock was listed and began trading on the New York Stock Exchange, or NYSE, on February 3, 2006 under the trading symbol "HS." Prior to that date, there was no established public trading market for our common stock.

The following table sets forth the quarterly range of the high and low sales prices of the common stock on the NYSE during the calendar period indicated.

	2006	
	High	Low
First Quarter (beginning February 3)	$ 24.19	$ 16.61
Second Quarter	19.42	15.41
Third Quarter	22.44	16.66
Fourth Quarter	22.62	17.73

The last reported sale price of our common stock on the NYSE on March 13, 2007 was $21.52, and we had approximately 248 holders of record of our common stock on such date.

Dividends

We have not declared or paid any cash dividends on our common stock since our formation. Our predecessor, which was a pass-through limited liability company for tax purposes, made no distributions to its members in 2005 prior to the recapitalization. We currently intend to retain any future earnings to fund the operation, development, and expansion of our business, and therefore we do not anticipate paying cash dividends in the foreseeable future. Furthermore, our revolving credit facility restricts our ability to declare cash dividends on our common stock. Our ability to pay dividends is also dependent on the availability of cash dividends from our regulated HMO subsidiaries, which are restricted by the laws of the states in which we operate, as well as the requirements of CMS relating to the operations of our Medicare health plans. Any future determination to declare and pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and the other limitations described above.

Issuer Purchases of Equity Securities

During the fourth quarter of 2006, the company repurchased shares of its common stock as follows:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs ($000)
10/1/06 — 10/31/06	896(1)	$ .20	—	$ —
11/1/06 — 11/30/06	—	—	—	—
12/1/06 — 12/31/06	2,205(2)	20.35	—	—
Total fourth quarter	**3,101**	**$ 14.53**	—	**$ —**

(1) Shares repurchased pursuant to the terms of the restricted stock purchase agreements between a terminated employee and the company at $.20 per share, an amount equal to the employee's cost per share.

(2) Shares withheld for employee payroll taxes on vesting of restricted stock awards as permitted under the terms of the 2006 Equity Incentive Plan.

Performance Graph

The following graph compares the change in the cumulative total return (including the reinvestment of dividends) on the company's common stock for the period from February 3, 2006, the date our shares of common stock began trading on the NYSE, to the change in the cumulative total return on the stocks included in the Standard & Poor's 500 Stock Index and to a company-selected Peer Group Index over the same period. The graph assumes an investment of $100 made in our common stock at a price of $21.98 per share, the closing sale price on February 3, 2006, our first day of trading following our IPO (at $19.50 per share), and an investment in each of the other indices on February 3, 2006. We did not pay any dividends during the period reflected in the graph.

The Peer Group Index consists of the following 14 companies, which is a group of companies in the healthcare services industry of comparable market capitalization that we have used to assist in evaluating the competitiveness of our executive compensation plans and policies: Amerigroup Corporation, AmSurg Corp., Apria Healthcare Group Inc., Centene Corporation, Emergency Medical Services Corporation, Healthways, Inc., Lifepoint Hospitals, Inc., Magellan Health Services, Inc., Pediatrix Medical Group, Inc., Psychiatric Solutions, Inc., Sierra Health Services, Inc., United Surgical Partners International, Inc., Universal American Financial Corp., and WellCare Health Plans, Inc.


$120
$110
$100
$90
$80
$70
2/06
2/06
3/06
4/06
5/06
6/06
7/06
8/06
9/06
10/06
11/06
12/06
Healthspring
S & P 500
Peer Group

	2/3/2006	3/31/2006	6/30/2006	9/30/2006	12/31/2006
HealthSpring, Inc.	$ 100.00	$ 84.67	$ 85.30	$ 87.58	$ 92.58
S&P 500 Index	100.00	101.25	99.79	105.44	112.50
Peer Group Index	100.00	104.19	103.59	101.60	112.62

Item 6. Selected Financial Data

The following tables present selected historical financial data and other information for the company and its predecessor, NewQuest, LLC. We derived the selected historical statement of income, cash flow, and balance sheet data as of and for the years ended December 31, 2002, 2003, and 2004 and for the period from January 1, 2005 to February 28, 2005 from the audited consolidated financial statements of NewQuest, LLC and as of and for the period from March 1, 2005 to December 31, 2005 and the year ended December 31, 2006 from the audited consolidated financial statements of the company. The audited consolidated financial statements and the related notes to the audited consolidated financial statements of NewQuest, LLC and the company as of December 31, 2005 and 2006, and for the years ended December 31, 2004, 2005, and 2006 together with the related report of our independent registered public accounting firm are included elsewhere in this report. We derived the selected balance sheet data as of February 28, 2005 from the unaudited consolidated financial statements of NewQuest, LLC.

The selected consolidated financial data and other information set forth below should be read in conjunction with the consolidated financial statements included in this report and the related notes and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	HealthSpring, Inc.		HealthSpring, Inc.	Predecessor			
	Year Ended December 31, 2006	Combined Twelve Months Ended December 31, 2005(1)	Period from March 1, 2005 to December 31, 2005(2)	Period from January 1, 2005 to February 28, 2005(2)	Year Ended December 31, 2004(3)	2003(4)	2002(5)
Statement of Income Data:							
Revenue:							
Premium:							
Medicare premiums	$ 1,149,844	$ 705,677	$ 610,913	$ 94,764	$ 433,729	$ 240,037	$ N/A(6)
Commercial premiums	120,504	126,872	106,168	20,704	146,318	120,877	N/A(6)
Total premiums	1,270,348	832,549	717,081	115,468	580,047	360,914	24,939
Management and other fees	26,688	20,416	16,955	3,461	17,919	11,054	1,099
Investment income	11,920	3,798	3,337	461	1,449	695	78
Total revenue	1,308,956	856,763	737,373	119,390	599,415	372,663	26,116
Operating expenses:							
Medical expense:							
Medicare expense	900,358	553,084	478,553	74,531	338,632	187,368	N/A(6)
Commercial expense	108,168	107,095	90,783	16,312	124,743	104,164	N/A(6)
Total medical expense	1,008,526	660,179	569,336	90,843	463,375	291,532	12,631
Selling, general and administrative	156,940	111,854	97,187	14,667	68,868	50,576	11,133
Transaction expense	—	10,941	4,000	6,941	—	—	—
Phantom stock compensation	—	—	—	—	24,200	—	—
Depreciation and amortization	10,154	7,305	6,990	315	3,210	2,361	275
Interest expense	8,695	14,511	14,469	42	214	256	25
Total operating expenses	1,184,315	804,790	691,982	112,808	559,867	344,725	24,064
Equity in earnings of unconsolidated affiliates	309	282	282	—	234	2,058	4,148
Option amendment gain	—	—	—	—	—	—	4,170
Income before minority interest and income taxes	124,950	52,255	45,673	6,582	39,782	29,996	10,370
Minority interest	(303)	(3,227)	(1,979)	(1,248)	(6,272)	(5,519)	(1,315)
Income before income taxes	124,647	49,028	43,694	5,334	33,510	24,477	9,055
Income tax expense	(43,811)	(19,772)	(17,144)	(2,628)	(9,193)	(5,417)	(363)
Net income	80,836	29,256	26,550	2,706	24,317	19,060	8,692
Preferred dividends	(2,021)	(15,607)	(15,607)	—	—	—	—
Net income available to common stockholders and members	$ 78,815	$ 13,649	$ 10,943	$ 2,706	$ 24,317	$ 19,060	$ 8,692
Net income per unit:							
Basic	—	—	—	$ 0.55	$ 5.31	$ 4.67	$ 2.13
Diluted	—	—	—	$ 0.55	$ 5.31	$ 4.67	$ 2.13
Weighted average units outstanding:							
Basic	—	—	—	4,884,176	4,578,176	4,078,176	4,078,176
Diluted	—	—	—	4,884,176	4,578,176	4,078,176	4,078,176
Net income per common share available to common stockholders:							
Basic	$ 1.44	$ —	$ 0.34	$ —	$ —	$ —	$ —
Diluted	$ 1.44	—	$ 0.34	—	—	—	—
Weighted average common shares outstanding:							
Basic	54,617,744	—	32,173,707	—	—	—	—
Diluted	54,720,373	—	32,215,288	—	—	—	—
Cash Flow Data:							
Capital expenditures	$ 7,177	$ 2,802	$ 2,653	$ 149	$ 2,512	$ 3,198	$ 190
Cash provided by (used in):							
Operating activities	167,659	72,103	57,139	14,964	24,665	63,392	6,569
Investing activities	(450)	(276,346)	(270,877)(7)	(5,469)	(34,615)	42,647	(6,123)
Financing activities	61,149	322,935	323,823(7)	(888)	(23,311)	(11,750)	5,748

	HealthSpring, Inc.		HealthSpring, Inc.	Predecessor			
	Year Ended December 31, 2006	Combined Twelve Months Ended December 31, 2005(1)	Period from March 1, 2005 to December 31, 2005(2)	Period from January 1, 2005 to February 28, 2005(2)	Year Ended December 31, 2004(3)	2003(4)	2002(5)
Balance Sheet Data (at period end):							
Cash and cash equivalents	$ 338,443	$ 110,085	$ 110,085	$ 76,441	$ 67,834	$ 101,095	$ 6,806
Total assets	842,645	591,838	591,838	157,350	142,674	132,420	37,559
Total long-term debt, including current maturities	—	188,526	188,526	5,358	5,475	6,175	4,958
Stockholders'/members' equity	575,282	260,544	260,544	58,131	55,435	22,969	14,504
Operating Statistics:							
Medical loss ratio - Medicare Advantage (8)	78.8%	78.4%	78.3%	78.7%	78.1%	78.1%	N/A(6)
Medical loss ratio - Commercial (8)	89.8%	84.4%	85.5%	78.8%	85.3%	86.2%	N/A(6)
Medical loss ratio - PDP (8)	73.42%	—	—	—	—	—	—
Selling, general and administrative expense ratio (9)	11.98%	13.06%	13.18%	12.28%	11.49%	13.57%	42.63%
Members - Medicare Advantage (10)	115,132	101,281	101,281	69,236	63,792	47,899	33,579
Members - Commercial (10)	31,970	41,769	41,769	40,523	48,380	54,280	53,605

(1) The combined financial information for the twelve months ended December 31, 2005 includes the results of operations of NewQuest, LLC, for the period from January 1, 2005 through February 28, 2005 and the results of operations of the company for the period from March 1, 2005 through December 31, 2005. The combined financial information is for illustrative purposes only, reflects the combination of the two-month period and the ten month period to provide a comparison with the comparable twelve month periods, and is not presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

(2) On November 10, 2004, NewQuest, LLC and its members entered into a purchase and exchange agreement with the company as part of a recapitalization. Pursuant to this agreement and a related stock purchase agreement, on March 1, 2005, the GTCR Funds and certain other persons contributed $139.7 million of cash to the company and the members of NewQuest, LLC contributed a portion of their membership units in exchange for preferred and common stock of the company. Additionally, we entered into a $165.0 million term loan, with an additional $15.0 million available pursuant to a revolving loan facility, and issued $35.0 million of subordinated notes. We used the cash contribution and borrowings to acquire the members' remaining membership units in NewQuest, LLC for approximately $295.4 million in cash. The aggregate transaction value for the recapitalization was $438.6 million, which included $5.3 million of capitalized acquisition related costs. Additionally, the company incurred $6.3 million of deferred financing costs. In addition, NewQuest, LLC incurred $6.9 million of transaction costs which were expensed during the two-month period ended February 28, 2005 and the company incurred $4.0 million of transaction costs that were expensed during the ten-month period ended December 31, 2005. The transactions resulted in the company recording $315.0 million in goodwill and $91.2 million in identifiable intangible assets.

(3) On January 1, 2004, the minority members of TennQuest Health Solutions, LLC, or TennQuest, an 84.375% owned subsidiary of NewQuest, LLC, converted their ownership of TennQuest into 500,000 membership units in NewQuest, LLC, and on February 2, 2004 TennQuest was merged into NewQuest, LLC. Effective December 31, 2004, holders of phantom membership units in NewQuest, LLC converted their phantom units into 306,000 membership units of NewQuest, LLC. In connection with the conversion, the company recognized phantom stock compensation expense of $24.2 million.

(4) On April 1, 2003, TennQuest exercised an option to acquire an additional 33% interest in HealthSpring Management, Inc., or HSMI, from another shareholder of HSMI. As a result of the acquisition of these shares, the company held 83% of the ownership interests in HSMI and consolidated the results of operations of HealthSpring of Tennessee with the company's operations for the period from April 1, 2003. Prior to April 1, 2003, the company accounted for its ownership interest in HSMI under the equity method. On December 19, 2003, HSMI and HealthSpring USA, LLC each redeemed certain of their outstanding ownership interests, which resulted in the company owning 84.8% of the outstanding ownership interests of HSMI and HealthSpring USA, LLC at December 31, 2003.

(5) In November, 2002, NewQuest, LLC acquired The Oath — A Health Plan for Alabama, Inc., subsequently renamed HealthSpring of Alabama, Inc., an Alabama for-profit HMO.

(6) Premium revenues and medical expense are reported in total only and are not separated into Medicare and commercial for 2002 as the company did not report information in this format. As a result, the company is not able to determine the Medicare and commercial medical loss ratios for 2002.

(7) A substantial portion of the cash flows for investing and financing activities for the ten-month period ended December 31, 2005 relate to the recapitalization. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Recapitalization."

(8) The medical loss ratio represents medical expense incurred for plan participants as a percentage of premium revenue for plan participants.

(9) The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total revenue.

(10) At the end of each period presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements, the notes to our audited consolidated financial statements, and the other financial information appearing elsewhere in this report. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes. It includes the following sections:

- *Overview;*
- *Results of Operations;*
- *Liquidity and Capital Resources;*
- *Off-Balance Sheet Arrangements;*
- *Critical Accounting Policies and Estimates; and*
- *Recent Accounting Pronouncements.*

This discussion contains forward-looking statements based on our current expectations that by their nature involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements. Moreover, past financial and operating performance are not necessarily reliable indicators of future performance and you are cautioned in using our historical results to anticipate future results or to predict future trends. In evaluating any forward-looking statement, you should specifically consider the information set forth under the caption "Special Note Regarding Forward-Looking Statements" and in "Item 1A. Risk Factors," as well as other cautionary statements contained elsewhere in this report, including the matters discussed in "Critical Accounting Policies and Estimates" below.

Overview

We are a managed care organization that focuses primarily on Medicare, the health insurance program for retired United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by CMS. As of December 31, 2006, we owned and operated Medicare health plans, including stand-alone prescription drug plans, in Tennessee, Texas, Alabama, Illinois, and Mississippi. For the year ended December 31, 2006, approximately 87.8% of our total revenue consisted of premiums we received from CMS pursuant to our Medicare contracts. Although we concentrate on Medicare plans, we also utilize our infrastructure and provider networks in Tennessee and Alabama to offer commercial health plans to employer groups. We expect revenue from our Medicare business will continue to increase as a percentage of our total revenue in 2007 as our Medicare business grows and our commercial business contracts.

On January 1, 2006, we began offering prescription drug benefits in accordance with Medicare Part D to our Medicare Advantage plan members, in addition to continuing to provide other medical benefits. We sometimes refer to these plans after January 1, 2006 collectively as Medicare Advantage plans and separately as "MA-only" (in other words, without prescription drug benefits) and "MA-PD" (with prescription drug benefits) plans. On January 1, 2006, we also began offering prescription drug benefits on a stand-alone basis in accordance with Medicare Part D. We refer to these as "stand-alone PDP" or "PDP" plans. For purposes of additional analysis, the Company provides membership and certain financial information, including premium revenue and medical expense, for our Medicare Advantage (including MA-PD) and PDP plans. Effective January 1, 2007, we began operation as a national PDP plan. As of January 1, 2007, approximately 85% of our PDP members were located in our five current Medicare Advantage markets.

2006 Highlights

- Medicare Advantage membership in 2006 increased 13.7% over the prior year.
- Total revenue for 2006 was $1.3 billion; an increase of 52.8% over combined 2005 results.
- Medicare Advantage (including MA-PD) premiums were $1.05 billion for 2006, reflecting an increase of 48.6% over the prior year. Stand-alone PDP premiums were $101.4 million.
- Medicare Advantage medical loss ratio (MLR) was 78.8% for 2006 and PDP MLR was 73.4%.
- Net cash provided by operating activities for 2006 was $167.7 million, or 2.1 times net income.
- Total cash at December 31, 2006 was $338.4 million, including cash of $78.5 million held at unregulated subsidiaries.

In February 2006, we completed our initial public offering, or IPO, of common stock. In the IPO, we issued 10.6 million shares of common stock at a price of $19.50 per share. We used the net proceeds of the IPO of approximately $188.6 million to repay all of our outstanding indebtedness, including accrued and unpaid interest and other expenses related to the IPO. In connection with the IPO, the minority interests in our Texas HMO subsidiary were exchanged for 2,040,194 shares of common stock. In addition, as a result of the

IPO, all of our outstanding shares of preferred stock and accrued but unpaid dividends automatically converted into shares of common stock at the IPO price.

On October 10, 2006, we completed a secondary public offering of our common stock. In connection with the secondary offering certain stockholders of the company, including funds affiliated with GTCR Golder Rauner, LLC, or the GTCR Funds, sold 11,600,000 shares of common stock at a price of $18.98 per share. We did not receive any proceeds from the sale of the shares in the secondary offering.

Basis of Presentation

The Recapitalization

HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction, which was accounted for using the purchase method, involving our predecessor, NewQuest, LLC, its members, the GTCR Funds, and certain other investors and lenders. The recapitalization was completed on March 1, 2005. In connection with the recapitalization, the company, NewQuest, LLC, its members, the GTCR Funds, and certain other investors entered into a purchase and exchange agreement and other related agreements pursuant to which the GTCR Funds and certain other investors purchased shares of our preferred stock and common stock for an aggregate purchase price of $139.7 million. In addition, upon the closing of the recapitalization, the company issued shares of restricted common stock to employees of the company for an aggregate purchase price of $257,250. The company used the proceeds from the sale of preferred and common stock and $200.0 million of borrowings under our senior credit facility and senior subordinated notes to fund $295.4 million in cash payments to the members of NewQuest, LLC and to pay expenses and other payments relating to the transaction.

Prior to the recapitalization, approximately 15% of the ownership interests in two of our Tennessee management subsidiaries and approximately 27% of the membership interests of our Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by outside investors. Contemporaneously with the recapitalization, we purchased all of the minority interests in our Tennessee subsidiaries for an aggregate consideration of approximately $27.5 million and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16.8 million. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximately 9% ownership interest. In June 2005, Texas HealthSpring completed a private placement pursuant to which it issued new membership interests to existing and new investors, primarily physicians affiliated with RPO, for net proceeds of $7.9 million. Following this private placement, and as of December 31, 2005, the outside investors owned an approximately 15.9% interest in Texas HealthSpring, LLC, which interest was automatically exchanged, without additional consideration, for 2,040,194 shares of our common stock immediately prior to the IPO.

For purposes of comparing our 2005 twelve-month results with the comparable 2006 and 2004 periods, we have combined the results of operations of the predecessor from January 1, 2005 through February 28, 2005 and of the company for the period from March 1, 2005 through December 31, 2005. This combined presentation is not in accordance with GAAP; however, we believe it is useful in analyzing and comparing certain of our operating trends for the last three fiscal years. The combined and consolidated results of operations include the accounts of HealthSpring, Inc. and all of its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Revenue

General. Our revenue consists primarily of (i) premium revenue we generate from our Medicare and commercial lines of business; (ii) fee revenue we receive for management and administrative services provided to independent physician associations, health plans, and self-insured employers, and for access to our provider networks; and (iii) investment income.

Premium Revenue. Our Medicare and commercial lines of business include all premium revenue we receive in our health plans. Our Medicare contracts entitle us to premium payments from CMS, on behalf of each Medicare beneficiary enrolled in our plans, generally on a per member per month, or PMPM, basis. In our commercial HMOs, we receive a monthly payment from or on behalf of each enrolled member. In both our commercial and Medicare plans, we recognize premium revenue during the month in which the company is obligated to provide services to an enrolled member. Premiums we receive in advance of that date are recorded as deferred revenue.

Premiums for our Medicare and commercial products are generally fixed by contract in advance of the period during which health care is covered. Each of our Medicare plans submits rate proposals to CMS, generally by county or service area, in June for each Medicare product that will be offered beginning January 1 of the subsequent year. Retroactive rate adjustments are made periodically with respect to each of our Medicare plans based on the aggregate health status and risk scores of our plan populations. During 2006 and 2005 these rate adjustments were recorded as received. Effective January 1, 2007, the Company began recording estimated risk payment adjustments on a monthly basis and will adjust the estimated amounts to actual when the ultimate adjustments are received from CMS. Our commercial premiums are generally fixed for the plan year, in most cases beginning January 1.

As with our traditional Medicare Advantage plans, we provide written bids to CMS for our Part D plans, which include the estimated costs of providing prescription drug benefits over the plan year. Premium payments from CMS are based on these estimated costs. The amount of CMS payments relating to the Part D standard coverage for our MA-PD and PDP plans is subject to adjustment, positive or negative, based upon the application of risk corridors that compare our prescription drug costs in our bids to CMS to our actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to us or our refunding to CMS a portion of the premium payments we previously received. We estimate and recognize adjustments to premium revenue related to estimated risk corridor payments as of each quarter end based upon our actual prescription drug costs for each reporting period as if the annual contract were to end at the end of each reporting period. Actual risk corridor payments upon final settlement with CMS could differ materially, favorably or unfavorably, from our estimates.

Because of the Part D product benefit design, the Company incurs prescription drug costs unevenly throughout the year, resulting in fluctuations in quarterly MA-PD and PDP earnings. As a result of product features such as co-payments and deductibles, the coverage gap (sometimes referred to as "the donut hole"), risk corridors, and reinsurance, we incur a disproportionate amount of prescription drug costs in the first half of the year. As a result, our Part D-related earnings increase in the second half of the year as compared to the first half of the year.

Certain Part D-related payments we receive from CMS represent payments for claims that we pay on behalf of CMS for which we assume no risk, including reinsurance and low-income costs subsidies. We account for these subsidies as funds held for the benefit of members on our balance sheet and as a financing activity in our statement of cash flows. We do not recognize premium revenue or claims expense for these subsidies as these amounts represent pass-through payments from CMS to fund deductibles, co-payments, and other member benefits. We recognize prescription drug costs as incurred, net of rebates from drug companies.

Fee Revenue. Fee revenue primarily includes amounts paid to us for management services provided to independent physician associations and health plans. Our management subsidiaries typically generate fee revenue on one of three bases: (1) as a percentage of revenue collected by the relevant health plan; (2) as a fixed PMPM payment or percentage of revenue for members serviced by the relevant independent physician association; or (3) as fees we receive for offering access to our provider networks and for administrative services we offer to self-insured employers. Fee revenue is recognized in the month in which services are provided. In addition, pursuant to certain of our management agreements with independent physician associations, or IPA's, we receive fees based on a share of the profits of the independent physician associations. To the extent these fees relate to members of our HMO subsidiaries, the fees are recognized as a credit to medical expense. Management fees calculated based on profits are recognized, as fee revenue or as a credit to medical expenses, if applicable, when we can readily determine that such fees have been earned, which determination is typically made on a monthly basis.

Investment Income. Investment income consists of interest income and gross realized gains and losses from sales of available-for-sale investments.

Medical Expense

Our largest expense is the cost of medical services we arrange for our members, or medical expense. Medical expense for our Medicare and commercial plans primarily consist of payments to physicians, hospitals, pharmacies, and other health care providers for services and products provided to our Medicare and commercial members. We generally pay our providers on one of three bases: (1) fee-for-service contracts based on negotiated fee schedules; (2) capitated arrangements, generally on a fixed PMPM payment basis, whereby the provider generally assumes some or all of the medical expense risk; and (3) risk-sharing arrangements, whereby we advance a capitated PMPM amount and share the risk of the medical costs of our members with the provider based on actual experience as measured against pre-determined sharing ratios. Pharmacy cost represents payments for member's prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when earned, according to the contractual arrangements with the respective manufacturers.

One of our primary tools for managing our business and measuring our profitability is our medical loss ratio, or MLR, the ratio of our medical expenses to the premiums we receive. Relatively small changes in the ratio of our medical expenses relative to the premium we receive can result in significant changes in our financial results. Changes in the MLR from period to period result from, among other things, changes in Medicare funding or commercial premiums, changes in benefits offered by our plans, our ability to manage medical expense, changes in accounting estimates related to incurred but not reported, or IBNR, claims, and our Part-D-related earnings relative to CMS' risk corridors. We use MLRs both to monitor our management of medical expenses and to make various business decisions, including what plans or benefits to offer, what geographic areas to enter or exit, and our selection of healthcare providers. We analyze and evaluate our Medicare and commercial MLRs separately.

Results of Operations

Percentage Comparisons

The following table sets forth the consolidated and combined statements of income data expressed in dollars (in thousands) and as a percentage of revenues for each period indicated.

	Year Ended December 31,					
	2006		2005 (combined)		2004	
Revenue:						
Premium:						
Medicare premiums	$ 1,149,844	87.8%	$ 705,677	82.4%	$ 433,729	72.4%
Commercial premiums	120,504	9.2	126,872	14.8	146,318	24.4
Total premium revenue	1,270,348	97.1	832,549	97.2	580,047	96.8
Management and other fees	26,638	2.0	20,416	2.4	17,919	3.0
Investment income	11,970	0.9	3,798	0.4	1,449	0.2
Total Revenue	1,308,956	100.0	856,763	100.0	599,415	100.0
Operating expenses:						
Medical expense:						
Medicare expense	900,358	68.8	553,084	64.5	338,632	56.5
Commercial expense	108,168	8.3	107,095	12.5	124,743	20.8
Total medical expense	1,008,526	77.0	660,179	77.0	463,375	77.3
Selling, general and administrative	156,940	12.0	122,795	14.4	93,068	15.5
Depreciation and amortization	10,154	0.8	7,305	0.8	3,210	0.6
Interest expense	8,695	0.7	14,511	1.7	214	—
Total operating expenses	1,184,315	90.5	804,790	93.9	559,867	93.4
Income before equity in earnings of unconsolidated affiliates, minority interest and income taxes	124,641	9.5	51,973	6.1	39,548	6.6
Equity in earnings of unconsolidated affiliates	309	—	282	—	234	—
Income before minority interest and income taxes	124,950	9.5	52,255	6.1	39,782	6.6
Minority interest	(303)	—	(3,227)	(0.4)	(6,272)	(1.0)
Income before income taxes	124,647	9.5	49,028	5.7	33,510	5.6
Income tax expense	(43,811)	3.3	(19,772)	2.3	(9,193)	1.5
Net income	80,836	6.2	29,256	3.4	24,317	4.1
Preferred dividends	(2,021)	0.2	(15,607)	1.8	—	—
Net income available to common stockholders or members	$ 78,815	6.0%	$ 13,649	1.6%	$ 24,317	4.1%

Membership

Our primary source of revenue is monthly premium payments we receive based on membership enrolled in our managed care plans. The following table summarizes our Medicare Advantage (including MA-PD), stand-alone PDP, and commercial plan membership, by state, as of the dates indicated.

	December 31,		
	2006	2005	2004
Medicare Advantage Membership			
Tennessee	46,261	42,509	29,862
Texas	34,638	29,706	21,221
Alabama	27,307	24,531	12,709
Illinois (1)	6,284	4,166	—
Mississippi(2)	642	369	—
Total	115,132	101,281	63,792
Medicare Stand-Alone PDP Membership	88,753	—	—
Commercial Membership (3)			
Tennessee	29,341	29,859	32,139
Alabama	2,629	11,910	16,241
Total	31,970(4)	41,769	48,380

(1) We commenced operations in Illinois in December 2004.

(2) We commenced enrollment efforts in Mississippi in July 2005. The annual enrollment and lock-in provisions of the MMA were suspended in our service areas in Mississippi for 2006 as a result of Hurricane Katrina.

(3) Does not include members of commercial PPOs owned and operated by unrelated third parties that pay us a management fee for access to our contracted provider network.

(4) As a result of the non-renewal by several large employers in Tennessee and Alabama, total membership as of January 1, 2007 was approximately 16,500.

Medicare Advantage. Our Medicare Advantage membership increased by 13.7% to 115,132 members at December 31, 2006 as compared to 101,281 members at December 31, 2005. The substantial majority of this increase was attributable to growth in membership in our existing core markets through increased penetration in existing service areas. Medicare Advantage (including MA-PD) membership as of January 1, 2007 was 117,615, reflecting incremental increases in each of our markets.

Stand-Alone PDP. Stand-alone PDP membership was 88,753 at December 31, 2006. PDP membership as of January 1, 2007 was approximately 108,000 as a result of an additional auto-assignment by CMS effective as of the start of the year (which we expect will remain relatively stable throughout the year). We do not actively market our PDPs and have relied for membership on CMS auto-assignments of dual-eligible beneficiaries.

Commercial. Our commercial HMO membership declined from 41,769 members at December 31, 2005 to 31,970 members at December 31, 2006, or by 23.5%, primarily as a result of our decision to increase premiums to maintain our commercial margins and the discontinuance of certain unprofitable customer and provider relationships in Alabama and Tennessee.

Comparison of the Year Ended December 31, 2006 to the Combined Twelve-Month Period Ended December 31, 2005

Revenue

Total revenue was $1,309.0 million for 2006 as compared with $856.8 million in the combined twelve months of 2005, representing an increase of $452.2 million, or 52.8%. The components of revenue were as follows:

Premium Revenue: Total premium revenue for the year ended December 31, 2006 was $1,270.3 million as compared with $832.5 million in the combined twelve months of 2005, representing an increase of $437.8 million, or 52.6%. The components of premium revenue and the primary reasons for changes were as follows:

Medicare Advantage: Medicare Advantage (including MA-PD) premiums were $1,048.5 million for 2006 versus $705.7 million in the prior year, representing an increase of $342.8 million, or 48.6%. The increase in Medicare Advantage (including MA-PD) premiums in 2006 is attributable to increases in membership (which we measure in member months) and PMPM premium rates and the addition of Part D premiums. Membership months increased 30.4% to 1,299,088 for 2006 from 996,296 for 2005. PMPM premium increased 14.0% to $807.08 for 2006 from $708.30 for 2005, primarily as a result of additional PMPM premium relating to the Part D benefit received by MA-PD members beginning January 1, 2006. Our Medicare Advantage premiums (excluding the Part D-related premium under MA-PD) calculated on a PMPM basis was $737.44 for 2006, compared with $708.30 for 2005, reflecting an increase of 4.1% primarily as a result of increases in rates and risk scores and the mix of our members qualifying as dual-eligibles. For 2007, our average reimbursement rates for our Medicare Advantage (excluding MA-PD) plans to date have increased by 4.1% over 2006, reflecting increases in county benchmarks and our plans' average risk scores. Average reimbursement rates for Medicare Advantage (including MA-PD) plans increased 2.6% for 2007 to date as compared to 2006.

PDP : PDP premiums (after risk corridor adjustments) were $101.4 million in 2006. Our average PMPM premiums received from CMS (after risk corridor adjustments) were $100.10 for PDP members for 2006. Because the Medicare Part D program was implemented effective January 1, 2006, there are no comparable PDP operating or financial results for 2005. Reimbursement rates for our stand-alone PDPs to date have decreased by 9.5% in 2007 as compared to 2006.

Commercial: Commercial premiums were $120.5 million in 2006 as compared with $126.9 million in the combined twelve months of 2005, reflecting a decrease of $6.4 million, or 5.0%. The decrease was attributable to the decline in membership, which was partially offset by average commercial premium increases of approximately 7.4%. Because of our expansion of our Medicare program into new areas in existing markets, continuing Medicare member growth in existing service areas, the implementation of Medicare Part D and the non-renewal of coverage by several large employers in Tennessee and Alabama, we expect commercial premium revenue as a percentage of total premium revenue and total revenue to continue to decline in the future.

Fee Revenue. Fee revenue was $26.7 million in 2006 as compared with $20.4 million in the combined twelve months of 2005, representing an increase of $6.3 million, or 30.7%. Of the increase, $4.3 million was attributable to the addition of a management agreement with a health plan in Florida, which was terminated as of December 31, 2006. The remaining increase is from increased member volumes in the IPAs managed by the company.

Investment Income Investment income was $11.9 million for 2006 versus $3.8 million for the combined twelve months of 2005, reflecting an increase of $8.1 million, or 213.9%. The increase is attributable to an increase in average invested and cash balances, coupled with a higher average yield on these balances.

Medical Expense

Medicare Advantage. Medicare Advantage (including MA-PD) medical expense for 2006 increased $272.8 million, or 49.3%, to $825.9 million from $553.1 million for the combined twelve months of 2005, primarily as a result of increased membership, increasing medical costs, and Part D prescription drug coverage for MA-PD members beginning January 1, 2006. For 2006, Medicare

Advantage (including MA-PD) MLR was 78.8% versus 78.4% for 2005. Our Medicare Advantage (including MA-PD) medical expense calculated on a PMPM basis was $635.77 for 2006, compared with $555.14 for 2005, reflecting an increase of 14.6%. The primary driver of the current year period increase in PMPM expense is the additional expense resulting from the Part D prescription drug benefit effective as of January 1, 2006. Our Medicare Advantage medical expense (excluding MA-PD) calculated on a PMPM basis was $576.73 for 2006, compared with $555.14 for 2005, reflecting an increase of 3.9%.

PDP. PDP medical expense for 2006 was $74.4 million reflecting an MLR of 73.4%. PDP medical expense on a PMPM basis for 2006 was $73.50.

Commercial. Commercial medical expense increased by $1.1 million, or 1.0%, to $108.2 million for 2006 as compared to $107.1 million for the combined twelve months of 2005. The commercial MLR was 89.8% for 2006 as compared with 84.4% in 2005, an increase of 540 basis points, which was primarily attributable to an unusually large number of high dollar in-patient cases during 2006.

Selling, General, and Administrative Expense

SG&A expense for 2006 was $156.9 million as compared with $111.9 million (not including $10.9 million of transaction expense incurred in conjunction with the recapitalization) for the prior year, an increase of $45.0 million, or 40.3%. As a percentage of revenue, SG&A expense was 12.0% for 2006 as compared with 13.0% (as adjusted) for the prior year.

The increase in SG&A expense was attributable to an increase in personnel and related costs, including increases of $15.9 million associated with supporting and sustaining our membership growth and in corporate personnel, $9.4 million associated with the implementation of Part D and our operations related thereto, stock compensation expense totaling $5.3 million recorded in connection with the adoption of SFAS No. 123R and incremental advertising and selling costs of $3.7 million. The remaining increase is due to public company and other corporate costs, including expenses related to compliance with the Sarbanes-Oxley Act of 2002.

Depreciation and Amortization Expense

Depreciation and amortization expense was $10.2 million in 2006 as compared with $7.3 million in the combined twelve months of 2005, representing an increase of $2.9 million, or 39.0%. The increase is primarily attributable to the amortization of identifiable intangible assets recorded in conjunction with the recapitalization in 2005. Amortization of $7.5 million was recorded during 2006 as compared with $5.0 million 2005. Amortization in 2006 includes approximately $1.7 million as a result of the accelerated amortization of recorded intangibles for customer relationships in Alabama, as a result of decreases in membership.

Interest Expense

Interest expense was $8.7 million in 2006 as compared with $14.5 million in the combined twelve months of 2005. Most of the company's interest expense in 2006 related to the write-off of deferred financing costs in the amount of $5.4 million and a prepayment premium of $1.1 million related to the payoff of all the company's outstanding indebtedness and related accrued interest with proceeds from the IPO. Interest expense in 2005 related primarily to the company's indebtedness incurred in connection with the recapitalization. As of December 31, 2006, the company had no borrowings outstanding.

Minority Interest

Minority interest was $0.3 million in 2006 as compared with $3.2 million in the combined twelve months of 2005. The change is attributable to minority interest ownership in our Tennessee HMO and management subsidiaries and a higher minority interest ownership in our Texas HMO subsidiary for the two months of 2005 prior to the recapitalization. Contemporaneously with the recapitalization, we purchased all of the minority interests in the Tennessee subsidiaries. In conjunction with the IPO in February 2006, all minority interest ownership in the Texas HMO subsidiary was exchanged for company common stock.

Income Tax Expense

For 2006, income tax expense was $43.8 million, reflecting an effective tax rate of 35.1%, versus $19.8 million, reflecting an effective tax rate of 40.3%, for the combined twelve months of 2005. The higher effective tax rate in 2005 was the result of losses at several of our subsidiaries, which were consolidated for accounting purposes, but not for tax purposes because such subsidiaries were pass-through entities prior to the recapitalization. Additionally, the lower tax rate in 2006 reflects changes in estimates identified upon the completion of the 2005 consolidated federal tax return, and state tax planning.

Preferred Dividend

In 2006, the company accrued $2.0 million of dividends payable on the preferred stock issued in connection with the recapitalization as compared to a dividend accrued in the same combined period in 2005 of $15.6 million for the ten months following the recapitalization. In February 2006, in connection with the IPO, the preferred stock and all accrued and unpaid dividends were converted into common stock.

Comparison of the Combined Twelve Month Period Ended December 31, 2005 to the Year Ended December 31, 2004

Membership

Our Medicare Advantage membership increased by 58.8% to 101,281 members at December 31, 2005 as compared to 63,792 members at December 31, 2004. The substantial majority of this increase was attributable to growth in membership in our existing core markets in Tennessee, Texas and Alabama through increased penetration in existing service areas and geographic expansion into new counties contiguous to existing service areas. Enrollment efforts in our new markets, Illinois and Mississippi, which commenced in December 2004 and July 2005, respectively, also contributed to the increase. Our commercial HMO membership declined by 13.7% over the same period, from 48,380 to 41,769, primarily as a result of our decision to increase premiums to maintain our commercial margins and the discontinuance of certain unprofitable customer and provider relationships in Alabama and Tennessee.

Revenue

Total revenue was $856.8 million in the combined twelve months of 2005 as compared with $599.4 million for 2004, representing an increase of $257.4 million, or 42.9%. The components of revenue were as follows:

Premium Revenue. Total premium revenue for the combined twelve months of 2005 was $832.5 million as compared with $580.0 million in 2004, representing an increase of $252.5 million, or 43.5%. The components of premium revenue and the primary reasons for changes were as follows:

Medicare: Medicare premiums were $705.7 million in the combined twelve months of 2005 versus $433.7 million in the prior year, representing an increase of $272.0 million, or 62.7%. The primary factors affecting changes in Medicare premium revenue include membership, premium rates and risk scores, the geographic mix of our Medicare members, and the mix of our members qualifying as dual-eligibles. The increase in Medicare premiums in 2005 is primarily attributable to the 46.1% increase in membership months to 996,929 for the combined twelve months of 2005 from 682,331 for the comparable period of 2004. An increase in our average PMPM premium to $707.85 for the combined twelve months of 2005 from $635.66 for 2004, or by 11.4%, also contributed to the increase in premium revenue.

Commercial: Commercial premiums were $126.9 million in the combined twelve months of 2005 as compared with $146.3 million in 2004, reflecting a decrease of $19.4 million, or 13.3%. The decline in commercial premiums is attributable to the decline in commercial membership months to 497,973 for the combined twelve month period ended December 31, 2005 from 614,295 for 2004, or by 18.9%, which was partially offset by average commercial premium increases of approximately 7.0% over the same period.

Fee Revenue . Fee revenue was $20.4 million in the combined twelve months of 2005 as compared with $17.9 million in 2004, representing an increase of $2.5 million, or 13.9%. The increase was primarily attributable to the addition of a new independent physician association in Tennessee in January 2005, increases in independent physician association management fees, which are calculated by reference to increased PMPM premiums, and the increase in Medicare Advantage membership.

Investment Income . Investment income was $3.8 million for the combined twelve months of 2005 versus $1.4 million for 2004, reflecting an increase of $2.4 million, or 171.4%. The increase is attributable primarily to an increase in average invested and cash balances, coupled with a higher average yield on these balances.

Medical Expense

Medicare medical expense for the combined twelve months ended December 31, 2005 increased $214.5 million, or 63.3%, to $553.1 million from $338.6 million for 2004, primarily as a result of increased membership. Commercial medical expense decreased by $17.6 million, or 14.2%, to $107.1 million for the combined twelve months of 2005 as compared to $124.7 million for 2004, primarily as a result of the decrease in commercial membership over the same period.

For the combined twelve months ended December 31, 2005, the Medicare MLR was 78.4% versus 78.1% for 2004, reflecting an increase of 30 basis points, which was attributable to general medical cost inflation, higher Medicare inpatient admissions per thousand, an increase in the average cost per admission, and an increase in benefits, including implementation of a fitness program in all markets and increased drug benefits in selected markets, offset in part by favorable Medicare premium rates. Our Medicare medical expense calculated on a PMPM basis was $555.14 for the combined twelve months ended December 31, 2005, compared with $496.29 for 2004, reflecting an increase of 11.8%, which was primarily attributable to a higher mix of dual-eligible beneficiaries in 2005. The commercial MLR was 84.4% for the combined twelve months of 2005 as compared with 85.3% in 2004, a decrease of 90 basis points, which was primarily attributable to improvement in commercial premiums and relatively flat cost trends.

Selling, General, and Administrative Expense

Selling, general, and administrative, or SG&A, expense for the combined twelve months ended December 31, 2005 was $111.9 million (not including $10.9 million of transaction expense described below) as compared with $68.9 million for the prior year (not including $24.2 million of phantom stock compensation described below), an increase of $43.0 million, or 62.4%. As a percentage of revenue, SG&A expense was 13.06% for the combined twelve months of 2005 versus 11.49% for the prior year, an increase of 157 basis points. The increase in SG&A expense was attributable, in part, to an increase in personnel, including increases in corporate personnel in anticipation of the IPO, increased sales commissions resulting from the increased membership, and other spending associated with supporting and sustaining our membership growth, including expansion into new geographic areas. During late 2004 and early 2005, we commenced expansion into selected counties surrounding Chattanooga and Memphis, Tennessee as well as into the Chicago, Illinois metropolitan area. As we expand into new service areas, we incur a significant amount of expense in advance of the effective member enrollment dates, when we begin to collect revenue for new members. During 2005, the company incurred approximately $6.8 million of expense associated with this expansion activity. In addition, in 2005 we incurred approximately $4.0 million of incremental expense relating primarily to sales and marketing activities associated with the implementation of our Medicare Part D programs and new membership recruitment and enrollment and $377,000 of compensation expense related to restricted stock.

SG&A for the combined twelve months of 2005 includes transaction expense of $10.9 million incurred in conjunction with the recapitalization. This expense includes fees paid to financial and legal advisors and other expenses, including $4.0 million related to a settlement with RPO. See Note 8 to the Consolidated Financial Statements. SG&A for 2004 includes phantom stock compensation of $24.2 million incurred in conjunction with the recapitalization.

Depreciation and Amortization Expense

Depreciation and amortization expense was $7.3 million in the combined twelve months of 2005 as compared with $3.2 million in 2004, representing an increase of $4.1 million, or 128.1%. The increase is primarily attributable to the amortization of identifiable intangible assets recorded in conjunction with the recapitalization. Amortization related to the recapitalization in the amount of $5.0 million was recorded during the combined twelve months of 2005.

Interest Expense

Interest expense was $14.5 million in the combined twelve months of 2005. Almost all of the company's interest expense related to the senior credit facility and senior subordinated notes put in place in conjunction with the recapitalization. For the combined twelve months ended December 31, 2005, we recorded interest expense of $9.0 million related to our senior credit facility and $4.5 million related to our senior subordinated notes. Additionally, interest expense in the combined twelve months of 2005 includes $0.9 million for amortization of deferred finance costs. The effective annual interest rate during the combined twelve months of 2005 on the senior credit facility was 6.6% and on the senior subordinated notes was 15%, 12% of which was payable in cash and 3% of which accrued quarterly and was added to the outstanding principal amount In February 2006, in connection with the IPO, the company repaid all of its outstanding indebtedness and related accrued interest, and wrote off related deferred financing costs of $5.4 million.

Minority Interest

Minority interest was $3.2 million in the combined twelve months of 2005 as compared with $6.3 million in 2004. The change is attributable to the elimination of minority interest ownership in our Tennessee HMO and management subsidiaries and the reduction of minority interest ownership interest in our Texas HMO subsidiary in connection with the recapitalization. The earnings of these subsidiaries increased in 2005 as compared with 2004, which would have resulted in an increase in minority interest if it had not been offset by the company's increases in ownership. In conjunction with the IPO, all minority interest ownership in the Texas HMO subsidiary was exchanged for company common stock.

Income Tax Expense

For the combined twelve months ended December 31, 2005, income tax expense was $19.8 million, reflecting an effective tax rate of 40.3%, versus $9.2 million, reflecting an effective tax rate of 27.4%, for 2004. The increase in the effective tax rate is a result of the fact that our predecessor and several of its subsidiaries were pass-through tax entities that were taxed at the member level and the successor is taxed on a consolidated basis at the corporate level.

Preferred Dividend

In the combined twelve months ended December 31, 2005, we accrued $15.6 million of dividends payable on the preferred stock issued in connection with the recapitalization. The $227.2 million liquidation value of preferred stock had an accumulating dividend of 8%, whether declared or paid. In February 2006, in connection with the IPO, the preferred stock and all accrued and unpaid dividends were automatically converted into common stock.

Liquidity and Capital Resources

We have historically financed our operations primarily through internally generated funds. All of our outstanding funded indebtedness, principally incurred in connection with the recapitalization in 2005, was repaid in February 2006 with proceeds from the IPO. Although we eliminated our funded debt, we may borrow up to $75.0 million pursuant to our senior secured revolving credit facility, which amount may be increased to an aggregate of $125.0 million subject to certain conditions. See "—Indebtedness" below.

We generate cash primarily from premium revenue and our primary use of cash is the payment of medical and SG&A expenses. We anticipate that our current level of cash on hand, internally generated cash flows, and borrowings available under our senior secured revolving credit facility will be sufficient to fund our working capital needs and anticipated capital expenditures over the next twelve months.

The reported changes in cash and cash equivalents for the years ended December 31, 2006, 2005 and 2004, are summarized below:

(in thousands)	Year Ended December 31, 2006	2005 (combined)	2004
Net cash provided by operating activities	$ 167,621	$ 72,103	$ 24,665
Net cash used in investing activities	(336)	(276,346)	(34,615)
Net cash provided by (used in) financing activities	61,073	322,935	(23,311)
Increase (decrease) in cash and cash equivalents	$ 228,358	$ 118,692	$ (33,261)

The change in cash and cash equivalents for the combined twelve month period ended December 31, 2005 above includes our predecessor for the period from January 1, 2005 through February 28, 2005 and the company for the period from March 1, 2005 through December 31, 2005. The 2005 investing and financing activities were significantly affected by the recapitalization.

Cash Flows from Operating Activities

Our primary sources of liquidity are cash flow provided by our operations, available cash on hand and our revolving credit facility. We generated cash from operating activities of $167.6 million during the year ended December 31, 2006, compared to $72.1 during the year ended December 31, 2005.

Our cash flows are significantly influenced by the timing of the Medicare premium remittance from CMS, which is payable to us on the first day of each month. This payment is sometimes received in the last several days of the month prior to the month of medical coverage. When this happens, we record the receipt in deferred revenue and recognize it as premium revenue in the month of medical coverage. The January 2004 payment in the amount of $28.6 million was received in December of 2003, which had the effect of increasing operating cash flows in 2003 with a corresponding decrease in 2004. Adjusting our operating cash flows in 2004 for the effect of the timing of this payment, our operating cash flows would have been as follows:

(in thousands)	Year Ended December 31, 2006	2005 (combined)	2004
Net cash provided by operating activities, as reported	$ 167,621	$ 72,103	$ 24,665
Timing effect of CMS payment	—	—	28,597
Adjusted cash flow	$ 167,621	72,103	$ 53,262

2006 Compared With 2005

The increase in adjusted cash flow provided by operating activities to $167.6 million for the year ended December 31, 2006 as compared with $72.1 million for the combined twelve months ended December 31, 2005 is primarily attributable to increases in Medicare Advantage membership and premiums and earnings from Part D as of January 1, 2006. In addition, the following working capital items had a significant impact on cash flows from operating activities for the year ended December 31, 2006:

- Risk corridor payable to CMS associated with the Part D drug program increased $27.6 million in the current year.
- Medical claims liability increased $40.1 million in the current year as a result of the 30.4% increase in Medicare Advantage (including MA-PD) member months.

Net income has been reduced as a result of depreciation and amortization in the amount of $10.2 million, stock compensation of $5.7 million, the write-off of deferred financing fees of $5.4 million and minority interest of $303,000, all of which represented non-cash items.

2005 Compared With 2004

The increase in adjusted cash flow provided by operating activities to $72.1 million for the combined twelve months ended December 31, 2005 as compared with $53.3 million for 2004 as adjusted, is primarily attributable to increases in membership and premiums. For the combined twelve months of 2005, we generated $29.3 million of net income and increased working capital by $33.1 million. Net income had been reduced as a result of depreciation and amortization in the amount of $7.3 million, and minority interest of $3.2 million, all of which represented non-cash items.

Cash Flows from Investing and Financing Activities

For the year ended December 31, 2006, the primary investing activities consisted of $7.1 million in property and equipment additions, approximately $10.4 million used to purchase investments, and $18.3 million in proceeds from the sale and maturity of investment securities. The Company expects capital expenditures in 2007 to be at or below 1.0% of total revenues. Our ongoing capital expenditures are primarily related to our technology initiatives and the development of medical clinics as part of our Living Well Health Center initiative.

During the year ending December 31, 2006, the Company's financing activities consisted of proceeds received from the issuance of common stock related to the IPO in February 2006 of $188.5 million, which was used in its entirety to pay off all outstanding indebtedness, and $62.1 million of funds received from CMS for the benefit of members with Part D drug coverage. These funds from CMS are recorded as a liability on our balance sheet at December 31, 2006. We anticipate settling this amount with CMS in 2007 as part of the final settlement of Part D for the 2006 plan year. Because the Medicare Part D program was implemented effective January 1, 2006, there are no comparable subsidies received in prior years. We expect cash flows in 2007 to include inflows for similar subsidies (or funds) from CMS related to the 2007 Medicare year.

For the combined twelve months ended December 31, 2005, the primary investing and financing activities related to the recapitalization. The Company also had $2.8 million of capital expenditures. During 2004, the company made distributions to its members and minority interest holders of its subsidiary companies in the amount of $22.6 million and purchased $32.2 million of investments. Additionally, the company had capital expenditures in the amount of $2.5 million in 2004.

Statutory Capital Requirements

Our HMO subsidiaries are required to maintain satisfactory minimum net worth requirements established by their respective state departments of insurance. At December 31, 2006, our Texas (minimum $7.6 million; actual $35.5 million), Tennessee (minimum $9.6 million; actual $35.7 million) and Alabama (minimum $1.1 million; actual $30.1 million) HMO subsidiaries were in compliance with statutory minimum net worth requirements. Notwithstanding the foregoing, the state departments of insurance can require our HMO subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state law if they determine that maintaining additional statutory capital is in the best interest of our members.

The HMOs are restricted from making distributions without appropriate regulatory notifications and approvals or to the extent such distributions would put them out of compliance with statutory net worth requirements. At December 31, 2006, $305.1 million of the Company's $383.6 million of cash, cash equivalents, investment securities and restricted investments were held by the Company's HMO subsidiaries and subject to these dividend restrictions. Our Texas HMO subsidiary distributed $30.0 million and $6.0 million in cash to the parent company in August 2006 and December 2006, respectively.

Indebtedness

In April 2006, the company and certain of its non-HMO subsidiaries as guarantors entered into a senior revolving credit facility, which provides for borrowings of up to a maximum aggregate principal amount outstanding of $75.0 million, including a $2.5 million swingline subfacility and a maximum of $5.0 million in outstanding letters of credit. The obligations under our senior revolving credit facility are secured by all of our assets. We may request an expansion of the aggregate commitments under the senior credit facility up to a maximum of $125.0 million, subject to certain conditions precedent including the consent of the lenders providing the increased credit availability. Loans under the senior credit facility accrue interest on the basis of either a base rate or a LIBOR rate plus, in each case, an applicable margin depending on our leverage ratio. The applicable margin for base rate loans (including swingline loans) ranges from 0.00% to 0.75%, and the applicable margin for LIBOR loans ranges from 1.00% to 1.75%. We pay a fee of 0.375% per annum on the unfunded portion of the lenders' aggregate commitments under the facility.

The senior credit facility contains conditions to making loans, representations, warranties and covenants, including financial covenants, customary for a transaction of this type. Financial covenants include (i) a ratio of total indebtedness to consolidated EBITDA not to exceed 2.50 to 1.00; (ii) minimum risk-based capital for each HMO subsidiary; and (iii) a minimum fixed charge coverage ratio of 1.75 to 1.00. The senior credit facility also contains customary events of default as well as restrictions on undertaking certain specified corporate actions including, among others, asset dispositions, acquisitions and other investments, dividends, changes in control, issuance of capital stock, fundamental corporate changes such as mergers and consolidations, incurrence of additional indebtedness, creation of liens, transactions with affiliates, and agreements as to certain subsidiary restrictions. If an event of default occurs that is not otherwise waived or cured, the lenders may terminate their obligations to make loans under the senior credit facility and the obligations of the issuing banks to issue letters of credit and may declare the loans then outstanding under the senior credit facility to be due and payable. We believe we are currently in compliance with our financial and other covenants under the senior credit facility. As of December 31, 2006, no amounts were outstanding under the senior revolving credit facility.

Off-Balance Sheet Arrangements

At December 31, 2006, we did not have any off-balance sheet arrangement requiring disclosure.

Commitments and Contingencies

The following table sets forth information regarding our contractual obligations as of December 31, 2006:

	Payments due by period: (in thousands)				
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Revolving credit agreement [1]	$ 1,195	$ 281	$ 562	$ 352	—
Medical claims	122,778	122,778	—	—	—
Operating lease obligations [2]	15,407	5,327	6,547	2,783	750
Other contractual obligations	240	72	144	24	—
Total	$ 139,620	$ 128,458	$ 7,253	$ 3,159	$ 750

(1) Amounts represent the commitment fee on undrawn borrowings under the company's revolving credit agreement.

(2) Effective January 15, 2007 we entered into a new seven-year operating lease for approximately 54,000 square feet of office space in Nashville, Tennessee. The average annual rent for the new space is approximately $775,000.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires our management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Changes in estimates are recorded if and when better information becomes available. Actual results could significantly differ from those estimates under different assumptions and conditions. We believe that the accounting policies discussed below are those that are most important to the presentation of our financial condition and results of operations and that require our management's most difficult, subjective, and complex judgments.

Medical Expense and Medical Claims Liability

Medical expense is recognized in the period in which services are provided and includes an estimate of the cost of medical expense that has been incurred but not yet reported, or IBNR. Medical expense includes claim payments, capitation payments, and pharmacy costs, net of rebates, as well as estimates of future payments of claims incurred, net of reinsurance. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Pharmacy costs represent payments for members' prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when earned, according to the contractual arrangements with the respective vendors. Premiums we pay to reinsurers are reported as medical expenses and related reinsurance recoveries are reported as deductions from medical expenses.

Medical claims liability includes medical claims reported to the plans but not yet paid as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans.

The following table presents the components of our medical claims liability as of the dates indicated:

	December 31, 2006	December 31, 2005
	(in thousands)	
Incurred but not reported (IBNR)	$ 85,731	$ 74,393
Reported claims	37,047	8,252
Total medical claims liability	$ 122,778	$ 82,645

The IBNR component of total medical claims liability is based on our historical claims data, current enrollment, health service utilization statistics, and other related information. Estimating IBNR is complex and involves a significant amount of judgment. Accordingly, it represents our most critical accounting estimate. Changes in this estimate can materially affect, either favorably or unfavorably, our consolidated operating results and overall financial position.

Our policy is to record each plan's best estimate of medical expense IBNR. Using actuarial models, we calculate a minimum amount and maximum amount of the IBNR component. To most accurately determine the best estimate, our actuaries determine the point estimate within their minimum and maximum range by similar medical expense categories within lines of business. The medical expense categories we use are: in-patient facility, outpatient facility, all professional expense, and pharmacy. The lines of business are Medicare and commercial. At each of December 31, 2005 and 2006, our point estimate was between the mid-point and the maximum amount of our IBNR range. The development of the IBNR estimate generally considers favorable and unfavorable prior period developments and uses standard actuarial developmental methodologies, including completion factors, claims trends, and provisions for adverse claims developments.

The completion factors estimates liabilities for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factor is generally reliable for older service periods, it is more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service.

Our use of the claims trend factors considers many aspects of the managed care business. These considerations are aggregated in the medical expense trend and include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, and the number of neonatal intensive care babies). Accordingly, we rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs, and growth of our members in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends, and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated as opposed to a fee-for-service basis. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics may impact medical expense trends. Other internal factors, such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical expense trends. Medical expense trends potentially are more volatile than other segments of the economy.

We apply different estimation methods depending on the month of service for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of IBNR, we estimate our claims incurred by applying the observed trend factors to the PMPM. For prior months, costs have been estimated using completion factors. In order to estimate the PMPMs for the most recent months, we validate our estimates of the most recent months' utilization levels to the utilization levels in older months using actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided, and timeliness of submission and processing of claims.

Our provision for adverse claims development is intended to account for variability in the following types of factors:

- changes in claims payment patterns to the extent to which emerging claims payment patterns differ from the historical payment patterns selected to calculate the IBNR reserve estimate;
- differences between the estimated PMPM incurred expense for the most recent months and the expected PMPM based on historical PMPM incurred estimates and the estimated trend from the historical period to the most recent months;
- differences between the estimated impact of known differences in environmental factors and the actual impact of known environmental factors; and
- the healthcare expense impact of present but unknown environmental factors that differ from historical norms.

We believe that our provision for adverse claims development is appropriate because our hindsight analysis indicates this additional provision is needed to cover additional unknown adverse claims not anticipated by the standard assumptions used to produce the IBNR estimates that were incurred prior to but paid after a period end. For the years ended December 31, 2006 and 2005, our provision for adverse claims development has been relatively consistent, varying as of the end of each annual period by less than 1.0% of the medical claims liability. Fluctuations within those periods and as of the period ends are primarily attributable to differences in membership mix between Medicare and commercial plans and differences in services (such as in-patient or outpatient services) provided by our plans. Based on these fluctuations, we expect that our experience on a going-forward basis would result in our provision for adverse claims, as a percentage of medical claims liability, not varying by more than 1.0% from one quarterly period to the next.

The completion and claims trend factors are the most significant factors impacting the IBNR estimate. The following table illustrates the sensitivity of these factors and the impact on our operating results caused by changes in these factors that management believes are reasonably likely based on our historical experience and December 31, 2006 data:

Completion Factor(a)		Claims Trend Factor(b)	
Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Liability	Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Liability
	(dollars in thousands)		
3%	$ (3,214)	(3)%	$ (1,543)
2	(2,168)	(2)	(1,027)
1	(1,097)	(1)	(513)
(1)	1,123	1	512

(a) Impact due to change in completion factor for the most recent three months. Completion factors indicate how complete claims paid to date are in relation to estimates for a given reporting period. Accordingly, an increase in completion factor results in a decrease in the remaining estimated liability for medical claims.

(b) Impact due to change in annualized medical cost trends used to estimate PMPM costs for the most recent three months.

Each month, we re-examine the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in medical expenses in the period in which the change is identified. In every annual reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with prior years.

The following table provides a reconciliation of changes in medical claims liability for the years ended December 31, 2006 and 2005. The 2005 presentation represents a combined summary for the twelve months ended December 31, 2005. See Note 15 to the Consolidated Financial Statements.

(in thousands)	Year ended December 31, 2006	Year ended December 31, 2005 (combined)
Balance at beginning of period	$ 82,645	$ 53,187
Incurred related to:		
Current period	1,017,100	665,407
Prior period	(8,574)	(5,228)
Total incurred	1,008,526	660,179
Paid related to:		
Current period	894,684	582,944
Prior period	73,709	47,777
Total paid	968,393	630,721
Balance at the end of the period	$ 122,778	$ 82,645

The negative amounts reported in the table above for incurred related prior periods result from claims being ultimately settled for amounts less than originally estimated (a favorable development). A positive amount reported for incurred related to prior periods would result from claims ultimately being settled for amounts greater than originally estimated (an unfavorable development). For the years ended December 31, 2006, and 2005 actual claims expense developed favorably by 1.3% and 1.1%, respectively, as compared to estimated medical claims expense.

Our medical claims liability also considers premium deficiency situations and evaluates the necessity for additional related liabilities. Premium deficiency accruals were approximately $0.7 million and $1.5 million as of December 31, 2006 and 2005, respectively.

Premium Revenue Recognition

We generate revenues primarily from premiums we receive from CMS and, to a lesser extent our commercial customers, to provide healthcare benefits to our members. We receive premium payments on a PMPM basis from CMS to provide healthcare benefits to our Medicare members, which premium is fixed on an annual basis by contract with CMS. Although the amounts we receive from CMS for each member is fixed, the amount varies among Medicare plans according to, among other things, demographics, geographic location, age, gender, and the relative risk score of the plan's membership.

We generally receive premiums on a monthly basis in advance of providing services. Premiums collected in advance are deferred and reported as deferred revenue. We recognize premium revenue during the period in which we are obligated to provide services to our members. Any amounts that have not been received are recorded on the balance sheet as accounts receivable.

We experience adjustments to our revenue based on member retroactivity, which reflect changes in the number and eligibility status of enrollees subsequent to when revenue is received. We estimate the amount of outstanding retroactivity each period and adjust premium revenue accordingly. The estimates of retroactivity adjustments are based on historical trends, premiums billed, the volume of member and contract renewal activity, and other information. We refine our estimates and methodologies based upon actual retroactivity experienced. To date, member-based retroactivity adjustments have not been significant.

Additionally, our Medicare premium revenue is adjusted periodically to give effect to a risk component. Risk adjustment uses health status indicators to improve the accuracy of payments and establish incentives for plans to enroll and treat less healthy Medicare beneficiaries. CMS initially phased in this payment methodology in 2003 whereby the risk adjusted payment represented 10% of the payment to Medicare health plans, with the remaining 90% being based on demographic factors. In 2005 and 2006, the portion of risk adjusted payments was increased to 50% and 75%, respectively, and will increase to 100% in 2007. The PDP payment methodology is based 100% on the risk adjustment model.

Under risk adjustment methodology, managed care plans must capture, collect, and submit diagnosis code information to CMS twice a year. After reviewing the respective submissions, CMS adjusts the payments to Medicare plans generally at the beginning of the calendar year and during the third quarter and then issues a final payment in a subsequent year. During 2005 and 2006 we were not able to estimate the impact of these risk adjustments and as such recorded them on an as-received basis. Our retroactivity adjustments in 2005 and 2006 were positive. Beginning in January 2007, we are able to estimate and record risk adjustment payment amounts on a monthly basis.

The monthly Part D payments HealthSpring receives from CMS generally represents HealthSpring's bid amount for providing prescription drug coverage, both standard and supplemental, and is recognized as premium revenue. Payments from CMS are based on these estimated costs. The amount of CMS payments relating to the Part D standard coverage for HealthSpring Medicare Advantage (including MA-PD) and PDP plans is subject to adjustment, positive or negative, based upon the application of risk corridors that compare HealthSpring's prescription drug costs in its original bids to CMS to HealthSpring's actual prescription drug costs. Variances exceeding certain thresholds, or symmetric risk corridors, may result in CMS making additional payments to HealthSpring or HealthSpring's refunding to CMS a portion of the premium payments it previously received. HealthSpring estimates and recognizes an adjustment to premium revenue related to estimated risk corridor payments based upon its actual prescription drug cost for each reporting period as if the annual contract were to end at the end of each reporting period, in accordance with EITF No. 93-14, "Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises." Net liabilities to CMS of approximately $27.6 million related to estimated risk corridor adjustments are included on the Company's December 31, 2006 balance sheet. This net liability arises as a result of the Company's actual costs to-date in providing Part D benefits being lower than its bids. The amount was also recognized in the statement of income as a reduction of premium revenue. Risk corridor adjustments do not take into account estimated future prescription drug cost experience. Actual risk corridor payments upon settlement with CMS could differ materially, favorably or unfavorably, from our estimates.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Substantially all of our goodwill and other intangible assets were recorded in connection with the recapitalization. Our primary identifiable intangible assets include our Medicare member network, our HealthSpring trade name, our provider networks, customer relationships, and non-compete agreements. Goodwill is determined to have an indefinite useful life and is not amortized, but instead is tested for impairment at least annually. The Company has established December 31 as its annual testing date. Poor operating results or changes in market conditions could result in an impairment of goodwill. Other intangible assets are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its estimated future cash flows.

Accounting for Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carry forwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company also has accruals for taxes and associated interest that may become payable in future years as a result of audits by tax authorities. We accrue for tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Although we believe that the positions taken on previously filed tax returns are reasonable, we nevertheless have established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken by us resulting in additional liabilities for taxes and interest. These amounts are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues, release of administrative guidance, or rendering of a court decision affecting a particular tax issue. This policy may be impacted by the adoption of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48") in 2007.

Recent Accounting Pronouncements

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the relevant recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings in the year adopted. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of the adoption of FIN 48 but do not currently anticipate the cumulative effect of adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 is effective for us beginning with the first quarter of fiscal 2008. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

Item 7 A. Quantitative and Qualitative Disclosures About Market Risk

As of December 31, 2006 and 2005, we had the following assets that may be sensitive to changes in interest rates:

Asset Class	December 31, 2006	December 31, 2005
	(in thousands)	
Investment securities, available for sale	$ 7,874	$ 8,646
Investment securities, held to maturity:		
Current portion	10,566	14,313
Long-term portion	19,560	22,993
Restricted investments	7,195	5,652

We have not purchased any of our investments for trading purposes. Our investment securities classified as available for sale are repurchase agreements. For all other investment securities, we intend to hold them to their maturity and classify them as current on our balance sheet if they mature between three and 12 months from the balance sheet date and as long-term if their maturity is more than one year from the balance sheet date. These investment securities, both current and long-term, consist of highly liquid government and corporate debt obligations, a substantial majority of which mature in five years or less. The investments are subject to interest rate risk and will decrease in value if market rates increase. Because of the relatively short-term nature of our investments, however, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Moreover, because of our ability and intent to hold these investments until maturity, we would not expect foreseeable changes in interest rates to materially impair their carrying value. Restricted investments consist of certificates of deposit and government securities deposited or pledged to state departments of insurance in accordance with state rules and regulations. At December 31, 2005 and December 31, 2006, these restricted assets are recorded at amortized cost and classified as long-term regardless of the contractual maturity date because of the restrictive nature of the states' requirements.

Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2006, the fair value of our fixed income investments would decrease by approximately $370,000. Similarly, a 1% decrease in market interest rates at December 31, 2006 would result in an increase of the fair value of our investments of approximately $370,000. Unless we determined, however, that the increase in interest rates caused more than a temporary impairment in our investments, or unless we were compelled by a currently unforeseen reason to sell securities, such a change should not affect our future earnings or cash flows.

As required by our previous term loan facility, we entered into an interest rate swap agreement in July 2005, pursuant to which $25.0 million of the principal amount outstanding under the term loan facility bore interest at a fixed annual rate of 4.25% plus the applicable margin (3.00%) for the period from January 1, 2006 to the date we repaid the outstanding indebtedness in February 2006. The swap did not qualify for hedge accounting. Accordingly, the company recorded the change in the swap's fair market value as a component of earnings. At December 31, 2005, the fair market value of the swap was approximately $51,000. This loan facility was paid off and the swap was settled in connection with the IPO in February 2006. Accordingly, the company is not currently exposed to market interest rate fluctuations on borrowings.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
HealthSpring, Inc.:

We have audited the accompanying consolidated balance sheets of HealthSpring, Inc. and subsidiaries (HealthSpring or the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the year ended December 31, 2006, and the ten-month period from March 1, 2005 (inception) to December 31, 2005; and the consolidated statements of income, changes in members' equity and comprehensive income, and cash flows of NewQuest, LLC and subsidiaries (Predecessor) for the two months ended February 28, 2005 and for the year ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule I — Condensed Financial Information of HealthSpring, Inc. (Parent only). The consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HealthSpring, Inc. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the year ended December 31, 2006 and the ten-month period from March 1, 2005 through December 31, 2005; and the results of NewQuest, LLC and subsidiaries operations and their cash flows for the two months ended February 28, 2005 and for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006 the Company adopted the fair value method of accounting for share-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG LLP
Nashville, Tennessee
March 13, 2007

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 338,443	110,085
Accounts receivable, net of allowance for doubtful accounts of $3,524 and $1,165 at December 31, 2006 and 2005, respectively	17,588	7,248
Investment securities available for sale	7,874	8,646
Current portion of investment securities held to maturity	10,566	14,313
Deferred income tax asset	3,644	5,778
Prepaid expenses and other assets	4,047	3,148
Total current assets	382,162	149,218
Investment securities held to maturity, less current portion	19,560	22,993
Property and equipment, net	8,831	4,287
Goodwill	341,619	315,057
Intangible assets, net	81,175	87,675
Investment in and receivable from unconsolidated affiliate	1,301	1,469
Deferred financing fee	802	5,487
Restricted investments	7,195	5,652
Total assets	$ 842,645	591,838
Liabilities and Stockholders' Equity		
Current liabilities:		
Medical claims liability	$ 122,778	82,645
Current portion of long-term debt	—	16,500
Accounts payable and accrued expenses	25,149	17,408
Funds held for the benefit of members	62,125	—
Risk corridor payable to CMS	27,587	—
Other current liabilities	899	727
Total current liabilities	238,538	117,280
Long-term debt, less current portion	—	172,026
Deferred income tax liability	28,444	29,782
Other long-term liabilities	381	316
Total liabilities	267,363	319,404
Minority interest	—	11,890
Commitments and contingencies (see notes)		
Stockholders' equity:		
Convertible preferred stock, $.01 par value, authorized 1,000,000 shares, 227,154 shares issued and outstanding at December 31, 2005	—	2
Common stock, $.01 par value, 180,000,000 shares authorized, 57,527,549 issued and 57,261,157 outstanding at December 31, 2006, and 74,000,000 shares authorized, 32,283,950 shares issued and 32,083,950 shares outstanding at December 31, 2005	575	322
Additional paid-in capital	485,002	251,202
Unearned compensation	—	(1,885)
Retained earnings	89,758	10,943
Treasury stock, at cost, 266,392 shares at December 31, 2006, and 200,000 shares at December 31, 2005	(53)	(40)
Total stockholders' equity	575,282	260,544
Total liabilities and stockholders' equity	$ 842,645	591,838

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and unit data)

			Predecessor	
	Year Ended December 31, 2006	Ten-Month Period Ended December 31, 2005	Two-Month Period Ended February 28, 2005	Year Ended December 31, 2004
Revenue:				
Premium:				
Medicare premiums	$ 1,149,844	610,913	94,764	433,729
Commercial premiums	120,504	106,168	20,704	146,318
Total premium revenue	1,270,348	717,081	115,468	580,047
Management and other fees	26,688	16,955	3,461	17,919
Investment income	11,920	3,337	461	1,449
Total revenue	1,308,956	737,373	119,390	599,415
Operating expenses:				
Medical expense:				
Medicare expense	900,358	478,553	74,531	338,632
Commercial expense	108,168	90,783	16,312	124,743
Total medical expenses	1,008,526	569,336	90,843	463,375
Selling, general and administrative	156,940	101,187	21,608	93,068
Depreciation and amortization	10,154	6,990	315	3,210
Interest expense	8,695	14,469	42	214
Total operating expenses	1,184,315	691,982	112,808	559,867
Income before equity in earnings of unconsolidated affiliate, minority interest and income taxes	124,641	45,391	6,582	39,548
Equity in earnings of unconsolidated affiliate	309	282	—	234
Income before minority interest and income taxes	124,950	45,673	6,582	39,782
Minority interest	(303)	(1,979)	(1,248)	(6,272)
Income before income taxes	124,647	43,694	5,334	33,510
Income tax expense	(43,811)	(17,144)	(2,628)	(9,193)
Net income	80,836	26,550	2,706	24,317
Preferred dividends	(2,021)	(15,607)	—	—
Net income available to common stockholders and members	$ 78,815	10,943	2,706	24,317
Net income per common share available to common stockholders:				
Basic	$ 1.44	0.34	—	—
Diluted	$ 1.44	0.34	—	—
Weighted average common shares outstanding:				
Basic	54,617,744	32,173,707	—	—
Diluted	54,720,373	32,215,288	—	—
Net income per member unit:				
Basic	—	—	$ .55	5.31
Diluted	—	—	$ .55	5.31
Weighted average member units outstanding:				
Basic	—	—	4,884,196	4,578,176
Diluted	—	—	4,884,196	4,578,176

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' AND MEMBERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Successor									
Balances at March 1, 2005 (inception)	—	$ —	—	$ —	$ —	$ —	$ —	$ —	$ —
Preferred shares issued	227	2	—	—	227,198	—	—	—	227,200
Preferred dividends accrued	—	—	—	—	15,607	—	(15,607)	—	—
Common shares issued		—	30,445	304	5,785	—	—	—	6,089
Issuance of restricted shares	—	—	1,839	18	2,888	(2,538)	—	—	368
Purchase of 200 shares of restricted common stock	—	—	—	—	(276)	276	—	(40)	(40)
Share-based compensation	—	—	—	—	—	377	—	—	377
Comprehensive income — net income	—	—	—	—	—	—	26,550	—	26,550
Balances at December 31, 2005	227	2	32,284	322	251,202	(1,885)	10,943	(40)	260,544
Preferred dividends accrued	—	—	—	—	2,021	—	(2,021)	—	—
Preferred Shares converted to common shares	(227)	(2)	12,553	126	(124)	—	—	—	—
Minority interest converted to common shares	—	—	2,040	21	39,763	—	—	—	39,784
Common shares issued at IPO, net	—	—	10,600	106	188,333	—	—	—	188,439
Restricted shares issued	—	—	45	—	—	—	—	—	—
Stock-option exercises	—	—	5	—	12	—	—	—	12
Purchase of 66 shares of restricted common stock	—	—	—	—	—	—	—	(13)	(13)
Share-based compensation expense-Restricted shares	—	—	—	—	5,680	—	—	—	5,680
Reclassification of unearned compensation upon adoption of SFAS No. 123R	—	—	—	—	(1,885)	1,885	—	—	—
Comprehensive income — net income	—	—	—	—		—	80,836	—	80,836
Balances at December 31, 2006	—	$ —	57,527	$ 575	$ 485,002	$ —	$ 89,758	$ (53)	$ 575,282

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' AND MEMBERS' EQUITY AND COMPREHENSIVE INCOME (cont.)
(in thousands)

	Number of Founders and Membership Units	Founders and Members' Units	Accumulated Other Comprehensive Income, Net	Retained Earnings	Total Members' Equity
Predecessor					
Balances at December 31, 2003	4,078	$ 4,007	$ 85	$ 18,877	$ 22,969
Conversion of minority interest in consolidated subsidiary	500	3,572	—	—	3,572
Conversion of phantom membership plan to member units	306	24,208	—	—	24,208
Distributions to members	—	—	—	(19,546)	(19,546)
Comprehensive income:					
Net income	—	—	—	24,317	24,317
Unrealized holding losses on securities available for sale, net of tax	—	—	(85)	—	(85)
Total comprehensive income					24,232
Balances at December 31, 2004	4,884	31,787	—	23,648	55,435
Comprehensive income:					
Net income	—	—	—	2,706	2,706
Total comprehensive income					2,706
Balances at February 28, 2005	4,884	$ 31,787	$ —	$ 26,354	$ 58,141

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2006	Ten-Month Period Ended December 31, 2005	Predecessor: Two-Month Period Ended February 28, 2005	Predecessor: Year Ended December 31, 2004
Cash from operating activities:				
Net income	$ 80,836	26,550	2,706	24,317
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization expense	10,154	6,990	315	3,210
Amortization of accrued loss on assumed lease	—	—	(97)	(580)
Amortization of deferred financing cost	242	879	—	—
Paid-in-kind (PIK) interest on subordinated notes	116	901	—	—
Share-based compensation	5,650	377	—	
Equity in earnings of unconsolidated affiliate	(309)	(282)	—	(234)
Minority interest	303	1,979	1,248	6,272
Write-off of deferred financing fee	5,375	—	—	—
Deferred taxes (benefit) expense	796	(1,060)	93	2,163
Compensation expense on phantom stock plan cancellation	—	—	—	24,200
Increase (decrease) in cash equivalents due to change in:				
Accounts receivable	(10,340)	9,827	(2,470)	(9,977)
Prepaid expenses and other current assets	(899)	(4,725)	1,240	(4,148)
Medical claims liability	40,133	23,629	5,829	5,458
Accounts payable, accrued expenses, and other current liabilities	8,214	(7,460)	6,202	2,562
Risk corridor payable to CMS	27,587	—	—	—
Deferred revenue	(301)	(131)	(113)	(28,578)
Other long-term liabilities	64	(335)		—
Net cash provided by operating activities	167,621	57,139	14,964	24,665
Cash flows from investing activities:				
Purchase of property and equipment	(7,063)	(2,653)	(149)	(2,512)
Purchase of investment securities held-to-maturity	(10,368)	(16,313)	(5,942)	(23,777)
Purchase of investments, available for sale	—	—	—	(8,460)
Maturity of investments held-to-maturity	18,283	12,524	836	—
Purchase of restricted investments	(1,543)	(119)	(214)	—
Distributions received from unconsolidated affiliate	355	—	—	134
Purchase of minority interest	—	(44,358)	—	—
Acquisitions, net of cash acquired	—	(219,958)	—	—
Net cash used in investing activities	(336)	(270,877)	(5,469)	(34,615)
Cash flows from financing activities:				
Proceeds from issuance of long-term debt	—	200,000	—	—
Payments on long-term debt	(188,642)	(17,733)	(117)	—
Deferred financing costs	(932)	(6,366)	—	—
Payments on notes payable to members	—	—	—	(700)
Proceeds from issuance of common and preferred stock	188,493	140,087		—
Purchase of treasury stock	(13)	(40)	—	—
Tax benefit from stock option exercised	30	—	—	—
Proceeds from stock options exercised	12	—	—	—
Funds received for the benefit of members, net	62,125	—	—	—
Proceeds from sale of units in consolidated subsidiary	—	7,875	—	—
Distributions to members	—	—	—	(19,546)
Distributions to minority stockholders	—	—	(1,771)	(3,065)
Cash advanced in recapitalization	—	—	1,000	—
Net cash provided by (used in) financing activities	61,073	323,823	(888)	(23,311)
Net increase (decrease) in cash and cash equivalents	228,358	110,085	8,607	(33,261)
Cash and cash equivalents at beginning of period	110,085	—	67,834	101,095
Cash and cash equivalents at end of period	$ 338,443	110,085	76,441	67,834

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
(in thousands)

	Year Ended December 31, 2006	Ten-Month Period Ended December 31, 2005	Predecessor Two-Month Period Ended February 28, 2005	Predecessor Year Ended December 31, 2004
Supplemental disclosures:				
Cash paid for interest	$ 3,504	11,229	42	274
Cash paid for taxes	$ 37,686	19,477	279	7,704
Conversion of minority interest in consolidated subsidiary	—	—	—	3,572
Capitalized tenant improvement allowances	—	—	—	715
Non-cash transaction:				
Issuance of common shares in exchange for minority shares	$ 39,784	—	—	—
Issuance of common shares in conjunction with recapitalization	—	$ 93,877	—	—
Unearned compensation related to issuance of restricted common stock	—	$ 2,262	—	—
Effect of acquisitions:				
Net assets acquired	—	$ (438,576)	—	—
Preferred stock issued	—	91,082	—	—
Common stock issued	—	2,442	—	—
Purchase of minority interest	—	44,358	—	—
Capitalized transaction costs	—	5,295	—	—
Cash acquired	—	75,441	—	—
Acquisition, net of cash acquired	—	$ (219,958)	—	—

See accompanying notes to consolidated financial statements.

(in thousands, except share and unit data)

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Basis of Presentation

HealthSpring, Inc., a Delaware corporation (the "Company"), is a managed care organization that focuses primarily on Medicare, the federal government sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end stage renal disease. Through its health maintenance organization ("HMO") subsidiaries, the Company operates Medicare Advantage and stand-alone Medicare prescription drug plans in the states of Tennessee, Texas, Alabama, Illinois and Mississippi. Effective January 1, 2007, the Company began offering Medicare Part D prescription drug plans on a nationwide basis. In addition, the Company also utilizes its infrastructure and provides networks in Tennessee and Alabama to offer commercial health plans to individuals and employer groups. The Company also provides management services to heathcare plans and physician partnerships.

HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction including NewQuest, LLC and its members, certain investment funds affiliated with GTCR Golder Rauner II, LLC ("GTCR") and certain other investors. The recapitalization was completed on March 1, 2005; which was the inception of HealthSpring, Inc. See Note 8.

The consolidated financial statements include the accounts of HealthSpring, Inc. and its wholly and majority owned subsidiaries as of December 31, 2006 and 2005, for the year ended December 31, 2006, for the ten-month period from March 1, 2005 (inception) to December 31, 2005, and NewQuest, LLC and subsidiaries (collectively, the "Predecessor"), for the two-month period ended February 28, 2005 and for the year ended December 31, 2004. The financial statements of HealthSpring, Inc. and the Predecessor are presented in comparative format. Although their accounting policies are consistent, their financial statements are not directly comparable primarily because of the purchase accounting adjustments resulting from the recapitalization, which was accounted for as a purchase. All significant inter-company accounts and transactions have been eliminated in consolidation. For purposes of these financial statements and notes, where appropriate the term "Company" includes HealthSpring, Inc. and Predecessor. The Company considers its businesses and related operating structure as one reporting segment.

On February 8, 2006, the Company completed an underwritten initial public offering of its common stock. See Note 9.

(b) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The most significant item subject to estimates and assumptions is the actuarial calculation for obligations related to medical claims. Other significant items subject to estimates and assumptions include the allowance for doubtful accounts receivable and certain amounts recorded related to the Part D program. Actual results could differ from those estimates.

(c) Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments that have maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents include such items as certificates of deposit.

(d) Investment Securities and Restricted Investments

The Company classifies its debt and equity securities in three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

Trading and available-for-sale securities are recorded at fair value. Held to maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis. Purchases and sales of investments are recorded on their trade dates. Dividend and interest income are recognized when earned.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Restricted investments include U.S. Government securities and certificates of deposit held by the various state departments of insurance to whose jurisdiction the Company's subsidiaries are subject. All of the Company's restricted investments were classified as held-to-maturity at December 31, 2006 and 2005.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is calculated on the straight line method over the estimated useful lives of the assets. The estimated useful life of property and equipment ranges from 1 to 5 years. Leasehold improvements for assets under operating leases are amortized over the lesser of their useful life or the expected term of the lease. Maintenance and repairs are charged to operating expense when incurred. Major improvements that extend the lives of the assets are capitalized.

(f) Impairment of Long Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated future cash flows. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(g) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carry forwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(h) Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. The Company has selected December 31 as its annual testing date. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that an intangible asset's carrying value may not be recoverable. No impairment losses were recognized during the years ended December 31, 2006, 2005 and 2004.

An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of the reporting unit and compares it to its carrying amount. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting units in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill. The Company operates as four reporting units, in Tennessee, Alabama, Texas, and Illinois. The Company conducted an annual impairment test as of December 31, 2006 and concluded that the carrying value of the reporting units did not exceed their fair value.

(i) Medical Claims Liability and Medical Expenses

Medical claims liability represents the Company's liability for services that have been performed by providers for its Medicare Advantage and commercial HMO members that have not been settled as of any given balance sheet date. The liability consists of medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans, or IBNR.

Medical expenses consist of claim payments, capitation payments, and pharmacy costs, net of rebates, as well as estimates of future payments of claims provided for services rendered prior to the end of the reporting period. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Pharmacy costs (including Medicare Part D costs — see Note 2) represent payments for members' prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when the rebates are earned according to the contractual arrangements with the respective vendors. Premiums the Company pays to reinsurers are reported as medical expenses and related reinsurance recoveries are reported as reductions from medical expenses.

(j) Premium Revenue

Health plan premiums are due monthly and are recognized as revenue during the period in which the Company is obligated to provide services to the members. Certain monthly payments for Part D from the Centers for Medicare and Medicaid Services ("CMS"), represent payments for claims for which the Company assumes risk for the costs of services or products delivered to its Part D members, whereas other Part D payments from CMS represent payments for claims for which it assumes no risk (See Note 2). The Company recognizes premium revenue for the Part D payments received from CMS for which it assumes risk. Deferred revenue consists of premium payments received by the Company for covered lives for which the services will be rendered and revenue recognized in future months.

(k) Fee Revenue

Fee revenue primarily includes amounts paid to the Company for management services provided to independent physician associations and health plans. The Company's management subsidiaries typically generate this fee revenue on one of three principal bases: (1) as a percentage of revenue collected by the relevant health plan; (2) as a fixed PMPM payment or percentage of revenue for members serviced by the relevant independent physician association; or (3) as fees the Company receives for offering access to its provider networks and for administrative services it offers to self-insured employers. Fee revenue is recognized in the month in which services are provided. In addition, pursuant to certain of our management agreements with independent physician associations, we receive additional fees based on a share of the profits of the independent physician association, which are recognized monthly as either fee revenue or as a reduction to medical expense dependent upon whether the profit relates to members of one of the Company's HMO subsidiaries.

The Company characterizes its management arrangements with independent physician associations servicing the Company's HMO subsidiaries membership as reciprocal-based arrangements. Accordingly, "profits payments" to the Company management subsidiaries are evaluated to determine whether they are a partial return of the capitation-based advance payment made by the Company HMO subsidiary. If so, the profits payments are recognized as a reduction to medical expense when the Company can readily determine that such profits have been earned.

(l) Comprehensive Income

Comprehensive income in 2006 and 2005 consists of only net income.

(m) Reinsurance and Capitation

Certain of the Company's HMO subsidiaries have reinsurance arrangements with respect to its commercial lines of business with well-capitalized, highly-rated reinsurance providers. These arrangements include maximum medical payment amounts per member per year and per such member's lifetime. Premiums paid and amounts recovered under these agreements have not been material in any period covered by these financial statements.

(in thousands, except share and unit data)

The Company's HMO subsidiaries also maintain risk-sharing arrangements with its providers, including independent physician associations. See Note 12.

(n) Net Income Per Common Share and Member Unit

Net income per common share and member unit is measured at two levels: basic net income per common share and member unit and diluted net income per common share and member unit. Basic net income per common shares and member unit is computed by dividing net income available to common stockholders and members by the weighted average number of common shares or member units outstanding during the period. Diluted net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding after considering the dilution related to stock options and restricted stock. Diluted net income per member unit is computed by dividing net income by the weighted average number of member units outstanding after considering dilution related to warrants to purchase 500,000 Series A units of NewQuest, LLC.

(o) Stock Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R "Share-Based Payment" ("SFAS No. 123R"), using the modified prospective method. Under this method, compensation costs are recognized based on the estimated fair value of the respective options and the period during which an employee is required to provide service in exchange for the award.

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed-plan stock options. Under this method, compensation expense was recorded for fixed-plan stock options only if the current market price of the underlying stock exceeded the exercise price on the date of grant. SFAS No. 123 "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment to FASB Statement No. 123," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company had elected to continue to apply the intrinsic-value-based method of accounting described above, and had adopted only the disclosure requirements of these statements.

(p) Recent Accounting Pronouncements

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the relevant recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings in the year adopted. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48 but does not currently anticipate the cumulative effect of adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 is effective for us beginning with the first quarter of fiscal 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings

(in thousands, except share and unit data)

in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

(2) Accounting for Prescription Drug Benefits under Part D

On January 1, 2006, the Company began providing prescription drug benefits pursuant to Medicare Part D. The Company refers to these plans after January 1, 2006 collectively as Medicare Advantage plans and separately as Medicare Advantage (without Part D prescription drug benefits) and Medicare Advantage Part D (including Part D prescription drug benefits, or MA-PD) plans. On January 1, 2006, the Company also began providing prescription drug benefits on a stand-alone basis to Medicare eligible beneficiaries. The Company refers to these plans as "stand-alone PDP" or "PDP" plans.

Prescription drug benefits under Medicare Advantage and PDP plans vary in terms of coverage levels and out-of-pocket costs for premiums, deductibles, and co-insurance. All Part D plans are required by law to offer either standard coverage or its actuarial equivalent (with out-of-pocket threshold and deductible amounts that do not exceed those of standard coverage). In addition to standard coverage plans, the Company offers supplemental benefits in excess of the standard coverage.

To participate in Part D, the Company was required to provide written bids to CMS, which among other items, included the estimated costs of providing prescription drug benefits. Payments from CMS are based on these estimated costs. The monthly Part D payments the Company receives from CMS for Part D plans generally represent the Company's bid amount for providing insurance coverage, both standard and supplemental, and is recognized monthly as premium revenue. The amount of CMS payments relating to the Part D standard coverage for MA-PD and PDP plans is subject to adjustment, positive or negative, based upon the application of risk corridors that compare the Company's prescription drug costs in its bids to CMS to the Company's actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the Company or the Company's refunding to CMS a portion of the premium payments it previously received. The Company estimates and recognizes an adjustment to premium revenue related to estimated risk corridor payments based upon its actual prescription drug cost for each reporting period as if the annual contract were to end at the end of each reporting period, in accordance with Emerging Issues Task Force "EITF" No. 93-14, "Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises." Risk corridor adjustments do not take into account estimated future prescription drug costs. Net liabilities to CMS of approximately $27.6 million related to estimated risk corridor adjustments are included on the Company's December 31, 2006 balance sheet. This net liability arises as a result of the Company's actual costs to date in providing Part D benefits being lower than its bids. The amount was also recognized in the statement of income as a reduction of premium revenue.

Certain Part D payments from CMS represent payments for claims the Company pays for which it assumes no risk, including reinsurance and low-income cost subsidies. The Company accounts for these subsidies as funds held for the benefit of members on its balance sheet and as a financing activity in its statements of cash flows. Such amounts equaled $62.1 million as of and for the year ended December 31, 2006. The Company does not recognize premium revenue or claims expense for these subsidies as these amounts represent pass-through payments from CMS to fund deductibles, co-payments, and other member benefits. The Company anticipates settling this amount with CMS in 2007 as part of the final settlement of Part D for the 2006 plan year. The Company recognizes prescription drug costs as incurred, net of rebates from drug companies. The Company has subcontracted the prescription drug claims administration to a third party pharmacy benefit manager.

(3) Accounts Receivable

Accounts receivable at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Rebates	$ 9,432	1,039
Commercial HMO premium receivables	4,696	3,814
Medicare premium receivables	4,907	2,139
Other	2,077	1,421
	21,112	8,413
Allowance for doubtful accounts	(3,524)	(1,165)
Total	$ 17,588	7,248

(in thousands, except share and unit data)

Rebates for drug costs represent estimated rebates owed to the Company from prescription drug companies. The Company has entered into contracts with certain drug manufacturers which provide for rebates to the Company based on the utilization of prescription drugs by the Company's members. Accounts receivable relating to unpaid health plan enrollee premiums are recorded during the period the Company is obligated to provide services to enrollees and do not bear interest. The Company does not have any off balance sheet credit exposure related to its health plan enrollees.

The allowance for doubtful accounts is the Company's best estimate of the amount of probable losses in the Company's existing accounts receivable and is based on a number of factors, including a review of past due balances, with a particular emphasis on past due balances greater than 90 days old. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(4) Investment Securities

There were no investment securities classified as trading as of December 31, 2006 or 2005.

Investment securities classified as available for sale as of December 31, 2006 and 2005 consist of repurchase agreements whose cost approximates fair value and which are classified as current assets as of December 31, 2006 and 2005.

Investment securities classified as held to maturity by major security type and class of security classified as current assets were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
December 31, 2006:				
Municipal bonds	$ 8,895	—	(40)	8,855
Government agencies	272	—	—	272
Corporate debt securities	1,399	—	(4)	1,395
	$ 10,566	—	(44)	10,522
December 31, 2005:				
U.S. Treasury securities	$ 743	—	(2)	741
Municipal bonds	11,348	—	(64)	11,284
Government agencies	800	—	(2)	798
Corporate debt securities	1,422	—	(6)	1,416
	$ 14,313	—	(74)	14,239

Investment securities classified as held to maturity by major security type and class of security classified as long-term assets were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
December 31, 2006:				
U.S. Treasury securities	$ 769	—	(3)	766
Municipal bonds	15,908	3	(99)	15,812
Government agencies	1,410	2	(6)	1,406
Corporate debt securities	1,473	—	(9)	1,464
	$ 19,560	5	(117)	19,448
December 31, 2005:				
U.S. Treasury securities	$ 149	—	(2)	147
Municipal bonds	20,924	—	(185)	20,739
Government agencies	711	—	(9)	702
Corporate debt securities	1,209	—	(13)	1,196
	$ 22,993	—	(209)	22,784

(in thousands, except share and unit data)

Maturities of debt securities classified as held to maturity were as follows at December 31, 2006:

	Amortized Cost	Estimated Fair Value
Due within one year	$ 10,566	10,522
Due after one year through five years	18,687	18,584
Due after five years through ten years	315	308
Due after ten years	558	556
	$ 30,126	29,970

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006, were as follows:

	Less Than 12 Months		More Than 12 Months		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury securities	$ 2	493	1	148	3	641
Municipal bonds	33	7,343	107	16,259	140	23,602
Government agencies	1	441	5	496	6	936
Corporate debt securities	3	1,102	10	1,190	13	2,293
Total	$ 39	9,379	123	18,093	162	27,472

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005, were as follows:

	Less Than 12 Months		More Than 12 Months		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury securities	$ 4	888	—	—	4	888
Municipal bonds	102	15,269	147	16,754	249	32,023
Government agencies	7	796	4	704	11	1,500
Corporate debt securities	19	2,612	—	—	19	2,612
Total	$ 132	19,565	151	17,458	283	37,023

U.S. Treasury Securities, Municipal Bonds and Government Agencies: The unrealized gains/losses on investments in U.S. Treasury securities, municipal bonds and government agencies were caused by interest rate decreases/increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Corporate Debt Securities: The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the issuer to settle the securities as a price less than the face value of the bonds. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and the Company has the intent and ability to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(in thousands, except share and unit data)

(5) Property and Equipment

A summary of property and equipment at December 31, 2006 and 2005 is as follows:

	2006	2005
Furniture and equipment	$ 6,442	5,066
Computer equipment	15,094	9,723
Leasehold improvements	220	—
	21,756	14,789
Less accumulated depreciation and amortization	(12,925)	(10,502)
	$ 8,831	4,287

(6) Goodwill and Intangible Assets

Goodwill and intangible assets at December 31, 2006 and 2005 consist of the following:

	2006	2005
Goodwill	$ 341,619	315,057
Intangible assets, net	81,175	87,675
Total	$ 422,794	402,732

Changes to goodwill during 2006 are as follows:

Balance at December 31, 2005	$ 315,057
Purchase of minority interest (See Note 9)	26,562
Balance at December 31, 2006	$ 341,619

A breakdown of the identifiable intangible assets, their assigned value and accumulated amortization at December 31, 2006 and 2005 is as follows:

	2006		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trade name	$ 24,500	—	24,500	—
Noncompete agreements	800	293	800	133
Provider network	7,100	868	7,100	394
Medicare member network	49,528	7,488	48,500	3,368
Customer relationships	10,300	3,803	10,300	1,132
Management contract right	1,554	155	1,554	52
	$ 93,782	12,607	92,754	5,079

Changes to the gross carrying amount of identifiable intangible assets are as follows:

Balance at December 31, 2005	$ 92,754
Medicare member network acquired in connection with minority interest (See Note 9)	1,028
Balance at December 31, 2006	$ 93,782

(in thousands, except share and unit data)

The weighed-average amortization periods of the acquired intangible assets are as follow:

	Weighed-Average Amortization Period (In Years)
Trade name	indefinite
Non-compete agreements	5
Provider network	15
Medicare member network	12
Customer relationship	7.6
Management contract right	15
Total intangibles	11.6

Amortization expense on identifiable intangible assets for the year ended December 31, 2006, the ten months ended December 31, 2005, the two months ended February 28, 2005, and the year ended December 31, 2004 was $7,528, $5,027, $52 and $250, respectively. Amortization expense expected to be recognized during fiscal years subsequent to December 31, 2006 is as follows:

2007	$ 6,233
2008	5,580
2009	5,580
2010	5,447
2011	5,420
Thereafter	28,415
Total	$ 56,675

(7) Restricted Investments

Restricted investments at December 31, 2006 and 2005 are summarized as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
December 31, 2006				
Certificates of deposit	$ 3,087	—	—	3,087
U.S. governmental securities	4,108	—	(17)	4,091
Total	$ 7,195	—	(17)	7,178
December 31, 2005				
Certificates of deposit	$ 2,563	—	—	2,563
U.S. governmental securities	3,089	—	(55)	3,034
Total	$ 5,652	—	(55)	5,597

The unrealized losses on investments in government securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, the impairment of these held to maturity investments is not considered other-than-temporary.

(8) Recapitalization

HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction involving NewQuest, LLC and its members, certain investment funds affiliated with GTCR and certain other investors. The recapitalization was completed on March 1, 2005. Prior to the recapitalization, NewQuest was owned 43.9% by its officers and employees, 38.2% by the non-employee directors of NewQuest, and 17.9% by outside investors.

(in thousands, except share and unit data)

In connection with the recapitalization, HealthSpring, Inc. NewQuest, LLC, the members of NewQuest, LLC, GTCR, and certain other investors entered into a purchase and exchange agreement and other related agreements pursuant to which GTCR and certain other investors purchased an aggregate of 136,072 shares of HealthSpring, Inc.'s preferred stock and 18,237,587 shares of HealthSpring, Inc.'s common stock for an aggregate purchase price of $139,719. The members of NewQuest, LLC exchanged their ownership interests in NewQuest, LLC for an aggregate of $295,399 in cash (including $17,200 placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of HealthSpring, Inc.'s preferred stock, and 12,207,631 shares of HealthSpring, Inc.'s common stock. In addition, upon the closing of the recapitalization, HealthSpring, Inc. issued an aggregate of 1,286,250 shares of restricted common stock to employees of HealthSpring, Inc. for an aggregate purchase price of $258. HealthSpring, Inc. used the proceeds from the sale of preferred and common stock and $200,000 of borrowings under new credit facilities to fund the cash payments to the members of NewQuest, LLC and to pay expenses and certain other payments relating to the transaction. Immediately following the recapitalization, HealthSpring, Inc. was owned 55.1% by GTCR, 28.7% by executive officers and employees of HealthSpring, Inc., and 16.2% by outside investors, including HealthSpring, Inc.'s non-employee directors.

Prior to the recapitalization, approximately 15% of the ownership interests in two of NewQuest, LLC's Tennessee management subsidiaries and approximately 27% of the membership interests of NewQuest, LLC's Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by outside investors. Contemporaneously with the recapitalization, HealthSpring, Inc. purchased all of the minority interests in the Tennessee subsidiaries for an aggregate consideration of approximately $27,546 and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16,812. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximate 9% ownership interest. In June 2005, Texas HealthSpring, LLC completed a private placement pursuant to which it issued new membership interests to existing and new investors for net proceeds of $7,875, which was accounted for as a capital transaction and no gain was recognized due to the fact that it was an integral part of the recapitalization. Following this private placement, and as of December 31, 2005, the outside investors owned an approximate 15.9% interest in Texas HealthSpring, LLC. The minority interest was exchanged for shares of the Company's common stock immediately prior to the initial public offering transaction completed on February 8, 2006.

The recapitalization was accounted for using the purchase method. The aggregate transaction value for the recapitalization was $438,576, which was substantially in excess of NewQuest, LLC's book value. The transaction value included $5,295 of capitalized acquisition related costs and $6,366 of deferred financing costs. In addition, NewQuest, LLC incurred $6,941 of transaction costs which were expensed during the two-month period ended February 28, 2005 and the Company incurred $4,000 of transaction costs which were expensed during the ten-month period ended December 31, 2005.

The following table summarizes the estimated fair value of the net assets acquired:

Cash	$ 75,441
Other current assets	38,704
Property and equipment	3,249
Investment securities	31,782
Other assets	2,293
Identifiable intangible assets	91,200
Goodwill	315,057
Total assets	557,726
Current liabilities assumed	80,199
Long-term liabilities assumed	38,951
Total liabilities	119,150
Net assets acquired	$ 438,576

(in thousands, except share and unit data)

A breakdown of the identifiable intangible assets, their assigned value and expected lives is as follows:

	Assigned Value	Expected Life (Years)
Trade name	$ 24,500	indefinite
Noncompete agreements	800	5
Provider network	7,100	15
Medicare member network	48,500	12
Customer relationships	10,300	2 to 10
Total amount of identified intangible assets	$ 91,200	

(9) Stockholders' Equity

In conjunction with the recapitalization, the Company sold 227,200 shares of preferred stock to GTCR, members of the Predecessor, and certain other new investors. The holders of the preferred stock were entitled to an 8% cumulative dividend per year, which accrued on a daily basis and accumulated quarterly commencing on March 31, 2005 on the sum of $1 per share plus all accumulated and unpaid dividends. The dividends were to be paid when declared by the board of directors, provided that these dividends accrue whether or not they have been declared. As of December 31, 2005, accrued but unpaid dividends totaled $15,607. The preferred stock and accrued but unpaid dividends thereon were converted into 12,552,905 shares of the Company's common stock on February 8, 2006 in conjunction with the initial public offering.

On February 8, 2006, the Company completed an initial public offering, or IPO, of its common stock. In connection with the IPO, the Company sold 10.6 million shares of common stock at a price of $19.50 per share. Total proceeds to the Company were approximately $188,400, net of $18,300 of offering costs. From the proceeds of the offering and available cash, the Company repaid all of its long-term debt and accrued interest, including a $1,100 prepayment penalty, totaling $189,900. Additionally, the Company issued approximately 12,600,000 shares of common stock in exchange for all of the outstanding preferred stock, including cumulative dividends.

In connection with the IPO the Company also issued approximately 2.0 million shares of common stock in exchange for all the minority interest in the membership units of its Texas HMO subsidiary. The total value of the purchase of the minority interest was approximately $39,800, which resulted in additional goodwill of $26,562 and identifiable intangible assets of $1,028.

On October 10, 2006, the Company completed a secondary public offering of its common stock. In connection with the secondary offering certain stockholders of the Company, including funds affiliated with GTCR Golder Rauner, LLC, sold 11,600,000 shares of common stock at a price of $18.98 per share. The Company did not receive any proceeds from the sale of the shares in the secondary offering. The Company incurred and expensed offering-related expenses of approximately $800 related to this secondary public offering.

(10) Stock Based Compensation

Stock Options

The Company has options outstanding under its 2005 Stock Option Plan and its 2006 Equity Incentive Plan.

Nonqualified options to purchase an aggregate of 168,000 shares of common stock were granted in 2005 at an exercise price of $2.50 per share and were outstanding under the 2005 Stock Option Plan at December 31, 2006. These options vest and become exercisable generally over a five-year period. No options vested or were exercised during 2005. The options expire ten years from the grant date. In the event of a change in control of the Company, these options will immediately vest and become exercisable in full. No options were issued under the 2005 Stock Option Plan in 2006 and no additional options may be granted under the plan.

The Company adopted the 2006 Equity Incentive Plan, or 2006 Plan, effective as of February 2, 2006. A total of 6,250,000 shares of common stock were authorized for issuance under the 2006 Plan, in the form of stock options, restricted stock, restricted stock units or other share-based awards. The Company granted nonqualified options to purchase 3,392,000 shares of common stock pursuant to the 2006 Equity Incentive Plan during the year ended December 31, 2006, and options for the purchase of 3,211,000 shares of common stock were outstanding under this plan at December 31, 2006. The outstanding options vest and become exercisable based on time, generally over a four-year period, and expire ten years from their grant dates. Upon exercise, options are settled with authorized but unissued Company stock.

(in thousands, except share and unit data)

The fair value for all options as determined on the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	45.0%
Expected term	5 years
Risk-free interest rates	4.54 — 5.08%

Because the Company did not have publicly traded common stock prior to the completion of the IPO, the expected volatility over the term of the respective option was based on industry peer information. Additionally, because the Company had no outstanding stock options until September 2005, the expected term assumption was also based on industry peer information. The risk-free interest rate was based on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option's expected term. The Company recognized a deferred income tax benefit of approximately $2,242 and $132 in the years ended December 31, 2006 and 2005, respectively, related to the share-based compensation expense. The actual tax benefit realized from stock options exercised during 2006 was $30. There was no capitalized stock-based compensation expense in 2006 or 2005.

An analysis of stock option activity for the year ended December 31, 2006 under the Company's stock incentive plans is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
2006 Equity Incentive Plan:			
Outstanding at December 31, 2005	—	$ —	$ —
Granted	3,392,000	19.40	8.86
Exercised	—	—	—
Forfeited	(181,000)	19.50	8.88
Outstanding at December 31, 2006	3,211,000	$ 19.40	$ 8.86
2005 Stock Option Plan			
Outstanding at December 31, 2005	195,000	$ 2.50	$ 1.12
Granted	—	—	—
Exercised	(5,000)	2.50	1.12
Forfeited	(22,000)	2.50	1.12
Outstanding at December 31, 2006	168,000	$ 2.50	$ 1.12

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value Per Share (1)	Aggregate Intrinsic Value (1)
2006 Equity Incentive Plan:					
Options exercisable at December 31, 2006	18,750	$ 19.50	9.3 Years	$ 0.92	$ 17
Options vested and expected to vest at December 31, 2006(2)	3,103,680	19.40	9.4 Years	1.02	3,166
2005 Stock Option Plan:					
Options exercisable at December 31, 2006	31,000	$ 2.50	8.7 Years	$ 17.92	$ 556
Options vested and expected to vest at December 31, 2006(2)	158,410	2.50	8.7 Years	17.92	2,839

(1) Computed based upon the amount by which the fair market value of our common stock at December 31, 2006 of $20.42 per share exceeded the weighted average exercise price.

(2) The Company began estimating forfeitures under SFAS 123R upon adoption on January 1, 2006.

(in thousands, except share and unit data)

The total intrinsic value of stock options exercised during 2006 was $84. Cash received from stock option exercises for the year ended December 31, 2006 totaled $12. Total compensation expenses related to nonvested options not yet recognized was $21,578 at December 31, 2006. The Company expects to recognize this compensation expense over a weighted average period of 3.3 years.

Restricted Stock

During the year ended December 31, 2006, the Company granted 45,500 shares of restricted stock to non-employee directors, employees and a non-employee contractor pursuant to the 2006 Equity Incentive Plan, all of which were outstanding at December 31, 2006. The restrictions relating to the restricted stock awards made in 2006 lapse over a period not exceeding two years from the grant date.

During the year ended December 31, 2005, the Company sold 1,838,750 shares of restricted common stock to certain employees at a price of $0.20 per share, the same price at which GTCR purchased shares of the Company's common stock in connection with the recapitalization. Each employee's shares of restricted common stock are subject to the terms and conditions of a restricted stock purchase agreement. The restrictions on these shares lapse based on time and in the event of certain changes in control. All the outstanding shares of restricted stock have the same voting and dividend rights as the underlying shares of common stock. Pursuant to the restricted stock purchase agreements, the Company has the right but not the obligation to purchase all or any portion of an employee's restricted stock if his or her employment is terminated. The purchase price for securities purchased pursuant to this repurchase option will be:

- in the case of shares where the restrictions have not lapsed, the lesser of the original cost and the fair market value of such shares; and
- in the case of shares where the restrictions have lapsed, the fair market value of such shares; provided that, if employment is terminated with cause, then the purchase price shall be the lesser of the original cost and the fair market value of such shares.

Based on a valuation completed shortly after the recapitalization, the Company determined that the fair market value of the common stock on the dates of purchase of the restricted stock was $1.58 per share. The difference between the $0.20 per share purchase price and the $1.58 per share fair market value is amortized as compensation expense over a period of four to five years (the period over which the restrictions lapse), as applicable.

The 2006 restricted stock awards were granted with a fair value equal to the market price of the Company's common stock on the date of grant. Compensation expense related to the restricted stock awards is based on the market price of the underlying common stock on the grant date and is recorded straight-line over the vesting period, generally five years from the date of grant. The weighted average grant date fair value of our restricted stock awards was $19.51 and $1.58 for the years ended December 31, 2006 and 2005, respectively. Activity of restricted stock awards was as follows for the year ended December 31, 2006:

	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock at December 31, 2005	1,638,750	$ 1.58
Granted	45,500	19.51
Vested	(615,229)	1.83
Purchased by the Company	(66,392)	1.58
Nonvested restricted stock at December 31, 2006	1,002,629	$ 2.39

The fair value of shares vested during the years ended December 31, 2006, and 2005 was $1,128 and $-0-, respectively. Total compensation expense related to nonvested restricted stock awards not yet recognized was $1,812 at December 31, 2006. The Company expects to recognize this compensation expense over a weighted average period of approximately 2.9 years. There are no other contractual terms covering restricted stock awards under the 2006 Plan once the vesting restrictions have lapsed.

Stock-based Compensation

Total stock-based compensation for the year ended December 31, 2006 was $5,650, including $4,687 relating to stock options and $963 relating to restricted stock. Stock-based compensation expense in 2005 was $377 and related to restricted stock. Stock-based compensation is included in selling, general and administrative expense.

(in thousands, except share and unit data)

(11) Net Income Per Common Share

The following table presents the calculation of the Company's net income per common share available to common shareholders — basic and diluted. The Predecessor did not have any potentially dilutive units outstanding during the two months ended February 28, 2005 or the year ended December 31, 2004.

	Year Ended December 31, 2006	Ten-Month Period Ended December 31, 2005
Numerator:		
Net income available to common stockholders	$ 78,815	$ 10,943
Denominator:		
Weighted average common shares outstanding — basic	54,617,744	32,173,707
Dilutive effect of stock options	96,360	41,581
Dilutive effect of unvested director shares	6,269	—
Weighted average common shares outstanding — diluted	54,720,373	32,215,288
Net income per common share available to common stockholders:		
Basic	$ 1.44	$ 0.34
Diluted	$ 1.44	$ 0.34

Options for the purchase of 2,678,500 shares of common stock were not included in the calculation of diluted net income per common share available to common stockholders for the year ended December 31, 2006 because their exercise prices were greater than the average market price of the Company's common stock for the periods and, therefore, the effect would be anti-dilutive.

(12) Related Party Transactions

Renaissance Physician Organization (RPO) is a Texas non-profit corporation the members of which are GulfQuest L.P., one of the Company's wholly owned HMO management subsidiaries, and 13 affiliated independent physician associations, comprised of over 1,000 physicians, providing medical services primarily in and around counties surrounding and including the Houston, Texas metropolitan area. Texas HealthSpring, LLC, the Company's Texas HMO, has contracted with RPO to provide professional medical and covered medical services and procedures to members of its Medicare Advantage plans. Pursuant to that agreement, RPO shares risk relating to the provision of such services, both upside and downside, with the Company on a 50%/50% allocation. Another agreement the Company has with RPO delegates responsibility to GulfQuest L.P. for medical management, claims processing, provider relations, credentialing, finance, and reporting services for RPO's Medicare and commercial members. Pursuant to that agreement, GulfQuest L.P. receives a management fee, calculated as a percentage of Medicare premiums, plus a dollar amount per member per month for RPO's commercial members, plus 25% of the profits from RPO's operations. Both agreements have a ten year term that expires on December 31, 2014 and automatically renew for additional one to three year terms thereafter, unless notice of non-renewal is given by either party at least 180 days prior to the end of the then-current term. The agreements also contain certain restrictions on the Company's ability to enter into agreements with delegated physician networks in certain counties where RPO provides services. Likewise, RPO is subject to restrictions regarding providing coverage to plans competitive with Texas HealthSpring, LLC's Medicare Advantage plan.

For the year ended December 31, 2006, the ten months ended December 31, 2005, the two months ended February 28, 2005 and the year ended December 31, 2004, RPO paid GulfQuest L.P. management and other fees of approximately $15,630, $11,359, $2,060, and $10,412, respectively. In addition, Texas HealthSpring, LLC paid RPO approximately $98,391, $67,172, $11,398, and $53,846 for the year ended December 31, 2006, for the ten months ended December 31, 2005, two months ended February 28, 2005 and the year ended December 31, 2004, respectively, to provide medical services to its members.

In connection with certain agreements made by RPO and its related physician groups as a condition to the recapitalization, the Predecessor and RPO agreed to the issuance to RPO of approximately 1% of the common equity in the Company following the recapitalization. It was understood and agreed that this equity would be issued based on RPO achieving certain performance goals over the five year period following the recapitalization. In February 2006, the Company and RPO negotiated a settlement of the obligation by a cash payment to RPO which would eliminate the future performance requirements. The Company incurred an additional transaction expense of $4.0 million in the ten-month period ended December 31, 2005 relating to this commitment.

(in thousands, except share and unit data)

Under a professional services agreement, dated March 1, 2005, between the Company and GTCR, the Company engaged GTCR as a financial and management consultant. Two of the Company's directors are principals of GTCR. During the term of its engagement, GTCR agreed to consult on business and financial matters, including corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings for an annual management fee of $500, payable in equal monthly installments, and reimbursement for certain related expenses. GTCR was paid approximately $375 under this agreement through December 31, 2005. Additionally, GTCR was paid a placement fee of approximately $1,341 under the professional services agreement in connection with the sale of the Company's securities in the recapitalization. The placement fee was included in capitalized transaction expenses in connection with the recapitalization. The professional services agreement was terminated in connection with the IPO in February 2006.

(13) Lease Obligations

The Company leases certain facilities and equipment under noncancelable operating lease arrangements with varying terms. The facility leases generally contain renewal options of five years. For the year ended December 31, 2006, the ten months ended December 31, 2005, the two months ended February 28, 2005, and the year ended December 31, 2004, the Company recorded lease expense of $5,108, $3,274, $501, and $2,746, respectively.

Future payments under these lease obligations as of December 31, 2006 were as follows:

2007	$ 5,327
2008	3,345
2009	3,202
2010	2,395
2011	388
Thereafter	750
	$ 15,407

Effective January 15, 2007 the Company entered into a new seven-year operating lease for additional office space in Nashville, Tennessee. The average annual rent for the new space is approximately $775.

(14) Long-Term Debt

Long-term debt at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Senior secured term loan	$ —	152,625
Senior subordinated notes	—	35,901
Total	—	188,526
Less current portion of long-term debt	—	16,500
Long-term debt less current portion	$ —	172,026

On April 21, 2006, HealthSpring, Inc. and certain of its non-HMO subsidiaries as guarantors entered into a $75.0 million, five-year senior secured revolving credit agreement (the "New Credit Agreement") with UBS Securities LLC, Citigroup Global Markets, Inc. and the lenders party thereto, which replaced the Prior Credit Facility (as defined below). The New Credit Agreement provides up to a maximum aggregate principal amount outstanding of $75.0 million, including a $2.5 million swingline subfacility and a maximum of $5.0 million in outstanding letters of credit. The Company may request an expansion of the aggregate commitments under the New Credit Agreement to a maximum of $125.0 million, subject to certain conditions precedent including the consent of the lenders providing the increased credit availability. Loans under the New Credit Agreement accrue interest on the basis of either a base rate or a LIBOR rate plus, in each case, an applicable margin depending on the Company's leverage ratio. The applicable margin for base rate loans (including swingline loans) ranges from 0.00% to 0.75%, and the applicable margin for LIBOR loans ranges from 1.00% to 1.75%. The Company pays a commitment fee of 0.375% per annum on the unfunded portion of the lenders' aggregate commitments under the facility.

(in thousands, except share and unit data)

The New Credit Agreement contains conditions to making loans, representations, warranties and covenants, including financial covenants, customary for a transaction of this type. Financial covenants include (i) a ratio of total indebtedness to consolidated EBITDA not to exceed 2.50 to 1.00; (ii) minimum risk-based capital for each HMO subsidiary; and (iii) a minimum fixed charge coverage ratio of 1.75 to 1.00.

The New Credit Agreement also contains customary events of default as well as restrictions on undertaking certain specified corporate actions including, among others, asset dispositions, acquisitions and other investments, dividends, changes in control, issuance of capital stock, fundamental corporate changes such as mergers and consolidations, incurrence of additional indebtedness, creation of liens, transactions with affiliates, and agreements as to certain subsidiary restrictions. If an event of default occurs that is not otherwise waived or cured, the lenders may terminate their obligations to make loans under the New Credit Agreement and the obligations of the issuing banks to issue letters of credit and may declare the loans then outstanding under the New Credit Agreement to be due and payable. The Company believes it is currently in compliance with its financial and other covenants under the New Credit Agreement. At December 31, 2006, there were no amounts outstanding under the New Credit Agreement.

In connection with the recapitalization, the Company entered into a senior credit facility ("Prior Credit Facility") and issued senior subordinated notes. The borrowings under the Prior Credit Facility and proceeds from the issuance of the senior subordinated notes, net of $6.4 million of fees recorded as deferred financing costs, as well as proceeds from the issuance of the preferred and common stock were used to fund the cash payments to the members of the Predecessor in the recapitalization and for other related expenses and payments.

The Prior Credit Facility provided for borrowings in an aggregate principal amount of up to $180.0 million, which included:

- A senior secured term loan facility in an aggregate principal amount of up to $165.0 million, (the term loan facility), which had $152.6 million principal amount outstanding as of December 31, 2005, and which was repaid with proceeds from the IPO in February 2006 and terminated; and
- A senior secured revolving credit facility in an aggregate principal amount of up to $15.0 million, none of which had been drawn as of December 31, 2005.

The senior subordinated notes, issued by the Company, bore interest at an annual rate of 15%, 12% of which was payable quarterly in cash and 3% of which accrued quarterly and was added to the outstanding principal amount. Approximately $35.9 million aggregate principal amount and $368 of accrued and unpaid interest was outstanding at December 31, 2005. These amounts, together with a prepayment premium of approximately $1.1 million were repaid with proceeds from the IPO.

(15) Medical Claims Liability

Medical claims liability represents the liability for services that have been performed by providers for the Company's Medicare Advantage and commercial HMO members. The liability includes medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans, or IBNR. The IBNR component is based on our historical claims data, current enrollment, health service utilization statistics, and other related information.

The following table presents the components of the medical claims liability as of the dates indicated:

	December 31, 2006	December 31, 2005
Incurred but not reported (IBNR)	$ 85,731	74,393
Reported claims	37,047	8,252
Total medical claims liability	$ 122,778	82,645

The Company develops its estimate for IBNR by using standard actuarial developmental methodologies, including the completion factor method. This method estimates liabilities for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factors are generally reliable for older service periods, they are more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service. As a result, for the most recent two to four months, the

(in thousands, except share and unit data)

estimate for incurred claims is developed from a trend factor analysis based on per member per month claims trends experienced in the preceding months. The liability includes estimates of premium deficiencies. At December 31, 2006 and 2005, the Company had estimated premium deficiency liabilities of approximately $700 and $1,460, respectively.

Each period, the Company re-examines the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, the Company increases or decreases the amount of the estimates, and includes the changes in medical expenses in the period in which the change is identified. In every reporting period, the Company's operating results include the effects of more completely developed medical claims liability estimates associated with prior periods.

The following table provides a reconciliation of changes in the medical claims liability for the year ended December 31, 2006, the ten-month period ended December 31, 2005 and the Predecessor for the two-month period ended February 28, 2005 and the year ended 2004:

			Predecessor	
	Year ended December 31, 2006	Ten month period ended December 31, 2005	Two month period ended February 28, 2005	Year ended December 31, 2004
Balance at beginning of period	$ 82,645	—	53,187	47,729
Purchase of NewQuest, LLC	—	59,016	—	—
Incurred related to:				
Current period	1,017,100	576,180	97,843	467,289
Prior period	(8,574)	(6,844)	(7,000)	(3,914)
Total incurred	1,008,526	569,336	90,843	463,375
Paid related to:				
Current period	894,684	493,901	44,397	415,136
Prior period	73,709	51,807	40,617	42,781
Total paid	968,393	545,708	85,014	457,917
Balance at the end of the period	$ 122,778	82,645	59,016	53,187

(16) Income Taxes

Income tax expense (benefit) on income consisted of the following for the periods presented:

	Current	Deferred	Total
Year ended December 31, 2006:			
U.S. Federal	$ 39,836	1,337	41,173
State and local	3,179	(541)	2,638
	$ 43,015	796	43,811
Ten-month period ended December 31, 2005:			
U.S. Federal	$ 17,396	(1,127)	16,269
State and local	808	67	875
	$ 18,204	(1,060)	17,144
Predecessor:			
Two-month period ended February 28, 2005:			
U.S. Federal	$ 2,108	122	2,230
State and local	427	(29)	398
	$ 2,535	93	2,628
Year ended December 31, 2004:			
U.S. Federal	$ 5,390	2,225	7,615
State and local	1,640	(62)	1,578
	$ 7,030	2,163	9,193

A reconciliation of the U.S. federal statutory rate to the effective tax rate is as follows for the periods presented:

	Year Ended December 31, 2006	Ten month Period Ended December 31, 2005	Predecessor Two month period ended February 28, 2005	Predecessor Year Ended December 31, 2004
U.S. Federal statutory rate on income before income taxes	$ 43,626	15,293	1,867	11,729
Income not subject to federal income tax due to partnership status	—	—	423	(4,316)
State income taxes, net of federal tax effect	1,525	569	259	1,026
Other	(1,340)	1,282	79	754
Income tax expense	$ 43,811	17,144	2,628	9,193

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2005 were as follows:

	2006	2005
Deferred tax assets:		
Medical claims liabilities, principally due to medical loss liability discounted for tax purposes	$1,248	1,098
Property and equipment	1,599	1,809
Accrued compensation	1,695	3,031
Allowance for doubtful accounts	1,295	137
Federal net operating loss carryover	1,954	2,872
State net operating loss carryover	1,340	260
Other liabilities and accruals	1,692	852
Total gross deferred tax assets	10,823	10,059
Less valuation allowance	(606)	(734)
Deferred tax assets	10,217	9,325
Deferred tax liabilities:		
Amortization	(33,888)	(32,494)
Prepaid contract cost	(1,129)	(835)
Total net deferred tax liabilities	$ (24,800)	(24,004)

The above amounts are classified as current or long-term in the consolidated balance sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2006 and 2005 were $3,644 and $5,778, respectively. Non-current deferred tax liabilities at December 31, 2006 and 2005 were $28,444 and $29,782, respectively.

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2006 and 2005, the Company carried a valuation allowance against deferred tax assets of $606 and $734, respectively. To the extent the valuation allowance is reduced that was previously recorded as a result of business combinations, the offsetting credit will be recognized first as a reduction to goodwill, then to other intangible assets, and lastly as a reduction in the current period's income tax provision. No portion of the valuation allowance related to the 2005 recapitalization transaction has been reduced for any periods presented in these financial statements.

The Company currently benefits from federal and state net operating loss carryforwards. The Company's consolidated federal net operating loss carryforwards available to reduce future tax income are approximately $5.6 and $8.2 million at December 31, 2006 and 2005, respectively, and will begin to expire in 2009. State net operating loss carryforwards at December 31, 2006 and 2005 are approximately $31.7 and $4.6 million, respectively, and will begin to expire in 2012. In addition, the Company has alternative minimum tax credits which do not have an expiration date.

Overall, the Company's utilization of these various tax attributes, at both the federal and state level, may be limited due to the ownership changes that resulted from the recapitalization transaction, as well as previous acquisitions. This limitation is incorporated in the above table by the valuation allowance recorded against a portion of the deferred tax assets. The Company also recognized goodwill resulting from the recapitalization transaction that is reflected in the accompanying consolidated balance sheets. A portion of this goodwill is deductible for federal and state income tax purposes.

(in thousands, except share and unit data)

(17) Retirement Plan

The Company contributed approximately $1,118, $898, $111, and $961 to its defined contribution plans during the year ended December 31, 2006, the ten months ended December 31, 2005, the two months ended February 28, 2005, and the year ended December 31, 2004, respectively. Employees are always 100% vested in their contributions and vest in employer contributions at a rate of 50% after the first two years of service and 100% after the third year of service.

(18) Statutory Capital Requirements

The HMOs are required to maintain satisfactory minimum net worth requirements established by their respective state departments of insurance. At December 31, 2006, the statutory minimum net worth requirements and actual statutory net worth were $9,621 and $35,700 for the Tennessee HMO; $1,112 and $30,071 for the Alabama HMO; and $7,565 and $35,486 for the Texas HMO, respectively. Each of these subsidiaries were in compliance with applicable statutory requirements as of December 31, 2006. The HMOs are restricted from making dividend payments to the Company without appropriate regulatory notifications and approvals or to the extent such dividends would put them out of compliance with statutory capital requirements. At December 31, 2006, $305.1 million of the Company's $383.6 million of cash, cash equivalents, investment securities and restricted investments were held by the Company's HMO subsidiaries and subject to these dividend restrictions.

(19) Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in routine legal matters and other claims incidental to its business, including employment-related claims, claims relating to our relationships with providers and members, and claims relating to marketing practices of sales agents that are employed by, or independent contractors to, the Company. When it appears probable in management's judgment that the Company will incur monetary damages or other costs in connection with any claims or proceedings, and such costs can be reasonably estimated, liabilities are recorded in the financial statements and charges are recorded against earnings. Although there can be no assurances, the Company does not believe that the resolution of such routine matters and other incidental claims, taking into account accruals and insurance, will have a material adverse effect on the Company's consolidated financial position or results of operations.

(20) Concentrations of Business and Credit Risks

The Company's primary lines of business, operating health maintenance organizations and managing independent physician associations, are significantly impacted by healthcare cost trends.

The healthcare industry is impacted by health trends as well as being significantly impacted by government regulations. Changes in government regulations may significantly affect management's medical claims estimates and the Company's performance.

Most of the Company's customers are located in Tennessee, Texas, Alabama, and Illinois. Concentrations of credit risk with respect to commercial premiums receivable are limited as a result of the large number of customers. Approximately 90.5% and 84.8% of premium revenue was received from CMS in 2006 and 2005, respectively.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investments in investment securities and receivables generated in the ordinary course of business. Investments in investment securities are managed by professional investment managers within guidelines established by the Company that, as a matter of policy, limit the amounts that may be invested in any one issuer. Receivables include premium receivables from individual and commercial customers, rebate receivables from pharmaceutical manufacturers, receivables related to prepayment of claims on behalf of members under the Medicare program and receivables owed to the Company from providers under risk-sharing arrangements. The Company had no significant concentrations of credit risk at December 31, 2006.

(21) Fair Value of Financial Instruments

The Company's 2006 and 2005 consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable, investment securities, restricted investments, accounts payable, medical claims liabilities, and long-term debt. The carrying amounts of accounts receivable, accounts payable and medical claims liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The fair value of the investment securities and restricted investments are presented at Notes 4 and 7. The carrying value of the long-term debt is estimated by management to approximate fair value based upon the term and nature of the obligations.

(in thousands, except share and unit data)

(22) Quarterly Financial Information (unaudited)

Selected unaudited quarterly financial data in 2006 and 2005 are as follows:

	HealthSpring, Inc. For the Three Month Period Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Total revenues	$305,622	322,803	343,861(1)	335,670(1)
Income before income taxes	13,661	33,507	47,016	30,463
Net income available to common stockholders	5,552	21,109	31,053	20,101
Income per share — basic	$ 0.14	0.37	0.54	0.35
Income per share — diluted	$ 0.14	0.37	0.54	0.35

	Predecessor	HealthSpring, Inc.			
	For the Two Month Period Ended February 28, 2005	For the One Month Period Ended March 31, 2005	For the Three Month Period Ended June 30, 2005	September 30, 2005	December 31, 2005
Total revenues	$ 119,390	61,568	196,243	233,121(2)	246,062(2)
Income before income taxes	5,334	2,987	15,581	14,638	12,993
Net income available to unit/common stockholders	2,706	327	4,325	4,113	3,140
Income per share — basic	$ —	0.01	0.13	0.13	0.10
Income per share — diluted	$ —	0.01	0.13	0.13	0.10
Income per unit — basic	$ 0.55	—	—	—	—
Income per unit — diluted	$ 0.55	—	—	—	—

(1) Revenue for the quarter ended September 30, 2006 includes $15.5 million of retroactive risk adjustment payments associated with the 2006 Medicare plan year received in the third quarter of 2006. Revenue for the quarter ended December 31, 2006 includes $5.7 million of retroactive risk adjustment payments associated with the 2005 Medicare plan year received in the fourth quarter of 2006.

(2) Revenue for the quarter ended September 30, 2005 includes $8.2 million of retroactive risk adjustment payments associated with the 2005 Medicare plan year received in the third quarter of 2005. Revenue for the quarter ended December 31, 2005 includes $1.6 million of retroactive risk adjustment payments associated with the 2004 Medicare plan year received in the fourth quarter of 2005.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF HEALTHSPRING, INC. (Parent only)
BALANCE SHEETS
December 31, 2006 and 2005
(in thousands)

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 58,151	3,253
Prepaid expenses and other current assets	771	1,908
Deferred tax assets	115	—
Due from related party	181,638	—
Total current assets	240,675	5,161
Investment in subsidiaries	334,310	263,418
Property and equipment, net	4,592	231
Intangible assets	507	668
Deferred financing fee	802	—
Deferred tax asset, excluding current portion	2,914	—
Total assets	$ 583,800	269,478
Liabilities and Stockholders' Equity		
Current liabilities:		
Due to related parties	$ —	4,989
Accounts payable and accrued expenses	8,289	3,336
Total current liabilities	8,289	8,325
Deferred rent	229	—
Deferred tax liabilities	—	609
Total liabilities	8,518	8,934
Stockholders' equity:		
Redeemable convertible preferred stock	—	2
Common stock	575	322
Additional paid in capital	485,002	251,202
Unearned compensation	—	(1,885)
Retained earnings	89,758	10,943
Treasury stock	(53)	(40)
Total stockholders' equity	575,282	260,544
Total liabilities and stockholders' equity	$ 583,800	269,478

See accompanying report of independent registered public accounting firm.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF HEALTHSPRING, INC. (Parent only)

CONDENSED STATEMENTS OF INCOME
(in thousands)

	Year ended December 31, 2006	Ten months ended December 31, 2005	Predecessor: Two months ended February 28, 2005	Predecessor: Year ended December 31, 2004
Revenue:				
Management fees from affiliates	$ —	—	122	793
Investment income	478	—	16	48
Total revenue	478	—	138	841
Operating expenses:				
Salaries and benefits	13,401	377	1,261	24,236
Administrative expenses	9,772	6,577	5,760	611
Interest expense	330	—	30	151
Total operating expenses	23,503	6,954	7,051	24,998
Loss before equity in subsidiaries' earnings and income taxes	(23,025)	(6,954)	(6,913)	(24,157)
Equity in subsidiaries' earnings	93,591	31,070	9,623	48,286
Income before income taxes	70,566	24,116	2,710	24,129
Income tax benefit (expense)	10,270	2,434	(4)	188
Net income	80,836	26,550	2,706	24,317
Preferred dividends	(2,021)	(15,607)	—	—
Net income available to common stockholders and members	$ 78,815	10,943	2,706	24,317

See accompanying report of independent registered public accounting firm.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF HEALTHSPRING, INC. (Parent only)

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31, 2006	Ten months ended December 31, 2005	Predeccessor: Two months ended February 28, 2005	Predeccessor: Year ended December 31, 2004
Cash flows from operating activities:				
Net income	$ 80,836	26,550	2,706	24,317
Adjustments to reconcile net income to net cash (used in) provided by operating activities:				
Depreciation expense and amortization	745	189	—	—
Compensation expense related to phantom stock plan cancellation	—	—	—	24,200
Equity in subsidiaries' earnings	(93,591)	(31,070)	(9,623)	(48,286)
Share-based compensation	5,650	377	—	—
Deferred income taxes	(4,294)	609	—	—
Amortization of deferred financing cost	130	—	—	—
Increase (decrease) due to change in:				
Accounts receivable	—	—	(1)	(9,249)
Interest receivable	—	—	2	(9)
Prepaid expenses and other current assets	1,793	(1,908)	(178)	(480)
Due to related parties	(163,928)	89,459	(5,597)	4,575
Accounts payable, accrued expenses, and other current liabilities	4,953	3,336	8,335	3,853
Deferred rent	229	—	—	—
Net cash (used in) provided by operating activities	(167,477)	87,542	(4,356)	(1,079)
Cash flows from investing activities:				
Distributions received from subsidiaries	—	—	15,851	31,546
Purchase of property and equipment	(4,950)	(420)	—	—
Acquisitions, net of cash acquired	—	(219,958)	—	—
Distributions from affiliates	39,617	—	—	—
Net cash provided by (used in) investing activities	34,667	(220,378)	15,851	31,546
Cash flows from financing activities:				
Payments on notes payable to members	—	(3,958)	(83)	(500)
Proceeds from issuance of common and preferred stock	188,611	140,087	—	—
Deferred financing costs	(932)	—	—	—
Purchase of treasury stock	(13)	(40)	—	—
Proceeds from stock options exercised	12	—	—	—
Tax benefit from stock options exercised	30	—	—	—
Distributions to members	—	—	—	(19,546)
Net cash provided by (used in) financing activities	187,708	136,089	(83)	(20,046)
Net increase in cash and cash equivalents	54,898	3,253	11,412	10,421
Cash and cash equivalents at beginning of period	3,253	—	10,827	406
Cash and cash equivalents at end of period	$ 58,151	3,253	22,239	10,827

See accompanying report of independent registered public accounting firm.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our senior management carried out an evaluation required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the supervision and with the participation of our President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act ("Disclosure Controls"). Based on the evaluation, our senior management, including our CEO and CFO, concluded that, subject to the limitations noted herein, as of December 31, 2006, our Disclosure Controls are effective in timely alerting them to material information required to be included in our reports filed with the SEC.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation that occurred during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error and mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to the directors of the Company, set forth in the Company's Definitive Proxy Statement for the Company's 2007Annual Meeting of Stockholders to be held on or about June 6, 2007 (the "Proxy Statement"), under the caption "Election of Directors," is incorporated herein by reference. Pursuant to General Instruction G(3), information concerning executive officers of the Registrant is included in Item 1 of this Annual Report on Form 10-K under the caption "Executive Officers of the Company."

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, set forth in the Proxy Statement, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference.

Information with respect to our code of ethics, set forth in the Proxy Statement, under the caption "Code of Conduct," is incorporated herein by reference.

Item 11. Executive Compensation

Information with respect to executive officers of the Company, set forth in the Proxy Statement, under the caption "Executive Compensation," is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters and our equity compensation plans, set forth in the Proxy Statement, under the captions "Stock Ownership" and "Equity Compensation Plan Information," is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions and director independence, set forth in the Proxy Statement, under the captions "Certain Relationships and Related Transactions" and "Corporate Governance," is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to the fees paid to and services provided by our independent registered public accounting firm, set forth in the Proxy Statement, under the caption "Fees Billed to Us by KPMG LLP During 2006 and 2005" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Financial Statement Schedules

(1) Financial Statements are listed in the Index to Consolidated Financial Statements on page 57 of this report.

(2) Financial Statement Schedules are listed in the Index to Consolidated Financial Statements on page 57 of this report.

(3) Exhibits — See the Exhibit Index at end of this report which is incorporated herein by reference.

(b) Exhibits

See the Exhibit Index at end of this report which is incorporated herein by reference.

(c) Financial Statements

We are filing as part of this report the financial schedule listed on the index immediately preceding the financial statements in Item 8 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHSPRING, INC.

Date: March 14, 2007

By /s/ Kevin M. McNamara

Name : Kevin M. McNamara

Title : Executive Vice President, Chief Financial Officer, and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Herbert A. Fritch Herbert A. Fritch	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	March 14, 2007
/s/ Kevin M. McNamara Kevin M. McNamara	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 14, 2007
/s/ Bruce M. Fried Bruce M. Fried	Director	March 14, 2007
/s/ Robert Z. Hensley Robert Z. Hensley	Director	March 14, 2007
/s/ Russell K. Mayerfeld Russell K. Mayerfeld	Director	March 14, 2007
/s/ Joseph P. Nolan Joseph P. Nolan	Director	March 14, 2007
/s/ Martin S. Rash Martin S. Rash	Director	March 14, 2007
/s/ Daniel L. Timm Daniel L. Timm	Director	March 14, 2007

INDEX OF EXHIBITS

Exhibits	Description
3.1	Form of Amended and Restated Certificate of Incorporation of HealthSpring, Inc. (1)
3.2	Form of Second Amended and Restated Bylaws of HealthSpring, Inc. (1)
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Specimen of Common Stock Certificate (1)
4.3	Registration Agreement, dated as of March 1, 2005, by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Registration Rights Agreement (1)
10.1	Purchase and Exchange Agreement, dated as of November 10, 2004, by and among NewQuest, LLC, HealthSpring, Inc., NewQuest, Inc., the stockholders' representative and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules or signature pages thereto, as amended (1)
10.2	Stock Purchase Agreement, dated as of March 1, 2005, among GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders thereto (1)
10.3	Form of HealthSpring, Inc. Amended and Restated Restricted Stock Purchase Agreement* (1)
10.4	HealthSpring, Inc. 2005 Stock Option Plan* (1)
10.5	Form of Non-Qualified Stock Option Agreement (Option Plan)* (1)
10.6	HealthSpring, Inc. 2006 Equity Incentive Plan* (1)
10.7	Form of Non-Qualified Stock Option Agreement (Equity Incentive Plan)* (1)
10.8	Form of Incentive Stock Option Agreement (Equity Incentive Plan)* (1)
10.9	Form of Restricted Stock Award Agreement (Employees and Officers) (Equity Incentive Plan)* (1)
10.10	Form of Restricted Stock Award Agreement (Directors) (Equity Incentive Plan)* (1)
10.11	Amended and Restated Employment Agreement between Registrant and Herbert A. Fritch* (1)
10.12	Amended and Restated Employment Agreement between Registrant and Jeffrey L. Rothenberger* (1)
10.13	Amended and Restated Employment Agreement between Registrant and Kevin M. McNamara* (1)
10.14	Employment Agreement between Registrant and Gerald V. Coil* (2)
10.15	Employment Agreement between Registrant and Craig S. Schub* (3)
10.16	Form of Indemnification Agreement (1)
10.17	Contract H4454 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc. (renewed effective as of January 1, 2007) (1)
10.18	Contract H4513 between Centers for Medicare & Medicaid Services and Texas HealthSpring I, LLC (renewed effective as of January 1, 2007) (1)
10.19	Contract H0150 between Centers for Medicare & Medicaid Services and HealthSpring of Alabama, Inc. (renewed effective as of January 1, 2007) (1)
10.20	Contract H1415 between Centers for Medicare & Medicaid Services and HealthSpring of Illinois (renewed effective as of January 1, 2007) (1)
10.21	Contract H4407 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc. (d/b/a HealthSpring of Mississippi) (renewed effective as of January 1, 2007) (1)
10.22	Amended and Restated IPA Services Agreement dated March 1, 2003 by and between Texas HealthSpring, LLC and Renaissance Physician Organization, as amended (1)

Exhibits	Description
10.23	Full-Service Management Agreement dated April 16, 2001 by and between GulfQuest, L.P. and Renaissance Physician Organization, as amended (1)
10.24	Agreement dated May 28,1993 between the Baptist Hospital and DST Health Solutions, Inc. (f/k/a CSC Healthcare Systems, Inc.), as amended (1)
10.25	Master Service Agreement dated June 13, 2003 between OAO HealthCare Solutions, Inc. and TexQuest, LLC, on behalf of GulfQuest, L.P. (1)
10.26	Credit Agreement dated as of April 21, 2006 among HealthSpring, Inc., as borrower, the other guarantors party thereto, the lenders party thereto, UBS Securities LLC and Citigroup Global Markets, Inc., as joint lead arrangers and joint bookrunners, Citicorp USA, Inc., as syndication agent, Bank of America, N.A., as documentation agent, UBS AG, Stamford Branch, as issuing bank, administrative agent and collateral agent, and UBS Loan Finance LLC, as swingline lender (4)
10.27	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and HealthSpring, Inc. and HealthSpring of Alabama, Inc. (renewed effective as of January 1, 2007 in connection with national PDP service area expansion)
10.28	2006 Executive and Director Compensation Summary * (5)
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

* Indicates management contract or compensatory plan, contract or arrangement.

(1) (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-128939), filed October 11, 2005, as amended.)

(2) (Previously filed as an Exhibit to the Company's Current Report on Form 8-K, filed December 27, 2006.)

(3) (Previously filed as an Exhibit to the Company's Current Report on Form 8-K, filed May 31, 2006.)

(4) (Previously filed as an Exhibit to the Company's Current Report on Form 8-K, filed April 27, 2006.)

(5) (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K, filed March 31, 2006.)

Exhibit 31.1

SECTION 302 CERTIFICATION BY CHIEF EXECUTIVE OFFICER

I, Herbert A. Fritch, Chief Executive Officer of HealthSpring, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of HealthSpring, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 14, 2007

/s/ Herbert A. Fritch

Herbert A. Fritch
Chairman of the Board of Directors, President, and
Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION BY CHIEF FINANCIAL OFFICER

I, Kevin M. McNamara, Chief Financial Officer of HealthSpring, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of HealthSpring, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 14, 2007

/s/ Kevin M. McNamara

Kevin M. McNamara
Executive Vice President, Chief Financial Officer, and Treasurer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSpring, Inc. on Form 10-K for the period ending December 31, 2006 (the "Report"), I, Herbert A. Fritch, Chief Executive Officer of HealthSpring, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Herbert A. Fritch

Herbert A. Fritch
Chairman of the Board of Directors, President and Chief Executive Officer
March 14, 2007

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSpring, Inc. on Form 10-K for the period ending December 31, 2006 (the "Report"), I, Kevin M. McNamara, Chief Financial Officer of HealthSpring, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kevin M. McNamara

Kevin M. McNamara
Executive Vice President, Chief Financial Officer, and Treasurer
March 14, 2007

HEALTHSPRING, INC.

44 Vantage Way, Suite 300
Nashville, Tennessee 37228
(615) 291-7000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 6, 2007

Dear Stockholder:

On Wednesday, June 6, 2007, HealthSpring, Inc. will hold its annual meeting of stockholders at its corporate headquarters located at 44 Vantage Way, Suite 300, Nashville, Tennessee. The meeting will begin at 10:00 a.m., local time.

Only stockholders that owned our common stock at the close of business on April 10, 2007 are entitled to notice of and may vote at this meeting. A list of our stockholders will be available at our corporate headquarters at 44 Vantage Way, Suite 300, Nashville, Tennessee, during ordinary business hours for ten days prior to the annual meeting. At the meeting, we will consider the following proposals described in detail in the accompanying proxy statement:

1. To elect two Class II directors to serve three year terms or until their respective successors have been duly elected and qualified; and

2. To transact such other business as may properly come before the meeting or any postponement or adjournment of the meeting.

References to "HealthSpring," the "Company," "we," "us," or "our" in this notice and the accompanying proxy statement refer to HealthSpring, Inc. and its affiliates unless otherwise indicated.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN, AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY IN THE ACCOMPANYING REPLY ENVELOPE OR, IF APPLICABLE, VOTE BY TELEPHONE OR ELECTRONICALLY PURSUANT TO THE INSTRUCTIONS PROVIDED BY YOUR BROKER OR OTHER NOMINEE.

By Order of the Board of Directors,

J. Gentry Barden
Senior Vice President, Corporate General Counsel, and Secretary

Nashville, Tennessee
May 2, 2007

HEALTHSPRING, INC.

44 Vantage Way, Suite 300
Nashville, Tennessee 37228

Proxy Statement for Annual Meeting of Stockholders
to be held on June 6, 2007

QUESTIONS AND ANSWERS

1. Q: WHEN WAS THIS PROXY STATEMENT MAILED TO STOCKHOLDERS?

A: This proxy statement was first mailed to stockholders on or about May 2, 2007. Our annual report to stockholders is being mailed with this proxy statement. The annual report is not part of the proxy solicitation materials.

2. Q: WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

A: At the annual meeting, stockholders will act upon the sole matter outlined in the notice of meeting on the cover page of this proxy statement, the election of two Class II directors. In addition, following the formal business of the meeting, our management will provide a business overview and be available to respond to questions from our stockholders.

3. Q: WHO MAY ATTEND THE ANNUAL MEETING?

A: Stockholders of record as of the close of business on April 10, 2007, or their duly appointed proxies, may attend the meeting. "Street name" holders (those whose shares are held through a broker or other nominee) should bring a copy of a brokerage statement reflecting their ownership of our common stock as of the record date. Space limitations may make it necessary to limit attendance to stockholders and valid picture identification may be required. Cameras, recording devices, and other electronic devices are not permitted at the meeting. Registration will begin at 9:30 a.m. local time.

4. Q: WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

A: Only stockholders of record as of the close of business on April 10, 2007 are entitled to receive notice of and participate in the annual meeting. As of the record date, there were 57,327,632 shares of our common stock outstanding, held by approximately 225 holders of record. Every stockholder is entitled to one vote for each share held as of the record date. Cumulative voting is not permitted with respect to the election of directors or any other matter to be considered at the annual meeting.

5. Q: WHO IS SOLICITING MY VOTE?

A: This proxy solicitation is being made and paid for by HealthSpring. Proxies may be solicited in person or by telephone, facsimile, electronic mail, or other electronic medium by certain of our directors, officers, and regular employees, without additional compensation. We will also request that brokerage houses and other custodians, nominees, and fiduciaries forward solicitation materials to the beneficial owners of shares of the Company's common stock held of record by such persons. We will reimburse such brokers and other fiduciaries for their reasonable out-of-pocket expenses incurred when the solicitation materials are forwarded.

6. Q: WHAT MAY I VOTE ON?

A: You may vote on the election of two Class II directors to serve three year terms on our board of directors.

7. Q: **HOW DOES THE BOARD RECOMMEND I VOTE ON THE PROPOSAL?**

A: The board unanimously recommends that you vote **FOR** each of the Class II director nominees.

8. Q: **HOW WILL VOTING ON ANY OTHER BUSINESS BE CONDUCTED?**

A: We are not aware of any business to be considered at the 2007 annual meeting other than the matter described in this proxy statement. If any other business is presented at the annual meeting, your signed proxy card gives authority to Kevin M. McNamara, our Executive Vice President, Chief Financial Officer, and Treasurer, and J. Gentry Barden, our Senior Vice President, Corporate General Counsel, and Secretary, to vote on such matters at their discretion.

9. Q: **HOW DO I VOTE?**

A: If you are a registered stockholder, you may vote by signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope. If you return your signed proxy card, but do not mark the boxes showing how you wish to vote, your shares will be voted FOR the election of each Class II nominee named under "Proposal 1 – Election of Directors." You have the right to revoke your proxy at any time before the meeting by:

- notifying our Secretary in writing, at 44 Vantage Way, Suite 300, Nashville, Tennessee 37228;
- voting in person;
- submitting a later-dated proxy card; or
- if applicable, submitting new voting instructions to your broker or nominee.

If you have questions about how to vote or revoke your proxy, you should contact our Secretary at 44 Vantage Way, Suite 300, Nashville, Tennessee 37228. For shares held in street name, refer to question 11 below.

10. Q: **CAN I VOTE BY TELEPHONE OR ELECTRONICALLY?**

A: If you are a registered stockholder, you may not vote by telephone or electronically through the Internet. If your shares are held in street name, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically.

11. Q: **HOW DO I VOTE MY SHARES IF THEY ARE HELD IN THE NAME OF MY BROKER (STREET NAME)?**

A: If your shares are held by your broker or other nominee, often referred to as held in street name, you will receive a form from your broker or nominee seeking instruction as to how your shares should be voted. You should contact your broker or other nominee with questions about how to provide or revoke your instructions.

12. Q: **WHAT IS THE VOTE REQUIRED TO APPROVE THE PROPOSAL?**

A: Each of the Class II director nominees must receive affirmative votes from a plurality of the votes cast to be elected. This means that the two nominees receiving the greatest number of votes will be elected as Class II directors.

13. Q: **WHAT CONSTITUTES A "QUORUM"?**

A: The presence at the meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the common stock outstanding on the record date will constitute a quorum. There must be a quorum for business to be conducted at the meeting. Proxies received but marked as abstentions and broker nonvotes will be included in the calculation of the number of shares considered to be present at the meeting.

14. Q: **WHAT IF I ABSTAIN FROM VOTING?**

A: If you attend the meeting or send in your signed proxy card, but abstain from voting on the proposal regarding the election of Class II directors, you will still be counted for purposes of determining whether a quorum exists. If you abstain from voting on this proposal, your abstention will have no effect on the outcome.

15. Q: **WILL MY SHARES BE VOTED IF I DO NOT SIGN AND RETURN MY PROXY CARD?**

A: If you are a registered stockholder and you do not sign and return your proxy card, your shares will not be voted at the annual meeting. If your shares are held in street name and you do not issue instructions to your broker, your broker may vote your shares at their discretion on routine matters, but may not vote your shares on nonroutine matters. Under the New York Stock Exchange, or NYSE, rules, the proposal relating to the election of directors is deemed to be a routine matter and brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares.

16. Q: **WHAT IS A "BROKER NONVOTE"?**

A: Under the NYSE rules, brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares on proposals that are deemed to be routine matters. If a proposal is not a routine matter, the broker or nominee may not vote the shares on the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a proxy card expressly stating that the broker is not voting on a nonroutine matter, such action is referred to as a "broker nonvote." The election of directors is deemed to be a routine matter.

17. Q: **WHAT IS THE EFFECT OF A BROKER NONVOTE?**

A: Broker nonvotes will be counted for the purpose of determining the presence of a quorum, but will not be counted for determining the number of votes cast, as a broker nonvote is not considered "entitled to vote" on a matter. A broker nonvote will not affect the outcome of election of Class II directors.

18. Q: **WHO WILL COUNT THE VOTES?**

A: One of our officers will count the votes and act as an inspector of election. Questions concerning stock certificates may be directed to American Stock Transfer & Trust Company at 59 Maiden Lane, New York, NY 10038, (718) 921-8208.

19. Q: **CAN I PARTICIPATE IF I AM UNABLE TO ATTEND?**

A: If you are unable to attend the meeting in person, we invite you to send in your proxy card, but we will not be broadcasting our annual meeting telephonically or over the Internet.

20. Q: **WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?**

A: We intend to announce preliminary voting results at the annual meeting and publish final results in our quarterly report on Form 10-Q for the second quarter ending June 30, 2007.

21. Q: **WHEN ARE STOCKHOLDER PROPOSALS DUE IN ORDER TO BE INCLUDED IN OUR PROXY STATEMENT FOR THE NEXT ANNUAL MEETING?**

A: Any stockholder proposal must be submitted in writing to J. Gentry Barden, Senior Vice President, Corporate General Counsel, and Secretary, HealthSpring, Inc., 44 Vantage Way, Suite 300, Nashville, Tennessee 37228, prior to the close of business on January 3, 2008 to be considered timely for inclusion in next year's proxy statement. Such proposal must also comply with Securities and Exchange Commission, or SEC, regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

22. Q: **WHEN ARE OTHER STOCKHOLDER PROPOSALS DUE?**

A: Our bylaws contain an advance notice provision that requires stockholders to deliver to us notice of a proposal to be brought before an annual meeting not less than one hundred twenty (120) nor more than one hundred fifty (150) days before the date of the anniversary of the previous year's annual meeting. Such proposals are also subject to informational and other requirements set forth in our bylaws, a copy of which is available under the "Investor Relations – Corporate Governance" section of our website, www.myhealthspring.com.

23. Q: HOW CAN I OBTAIN ADDITIONAL INFORMATION ABOUT THE COMPANY?

A: **We will provide additional copies of this proxy statement or voting materials, and a copy of our 2006 Annual Report to stockholders, including our Annual Report on Form 10-K for the year ended December 31, 2006, without charge to any stockholder who makes a written request to our Secretary at HealthSpring, Inc., 44 Vantage Way, Suite 300, Nashville, Tennessee 37228.** Our Annual Report on Form 10-K and other SEC filings also may be accessed on the world wide web at www.sec.gov or on the Investor Relations section of the Company's website at www.myhealthspring.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement and is not incorporated herein by this or any other reference to our website provided in this proxy statement.

24. Q: HOW MANY COPIES SHOULD I RECEIVE IF I SHARE AN ADDRESS WITH ANOTHER STOCKHOLDER?

A: The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers may be householding our proxy materials by delivering a single proxy statement and annual report to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you are a stockholder of record. You can notify us by sending a written request to our Secretary at HealthSpring, Inc., 44 Vantage Way, Suite 300, Nashville, Tennessee 37228, or by calling the Secretary at (615) 291-7000. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

CORPORATE GOVERNANCE

We believe that effective corporate governance is critical to our long-term success and ability to create value for our stockholders. We have adopted and implemented charters, policies, procedures and controls that we believe promote and enhance corporate governance, accountability, and responsibility, and a culture of honesty and integrity. Our corporate governance guidelines, code of business conduct and ethics, and various other governance related policies and board committee charters are available on the Investor Relations section of our website at www.myhealthspring.com, and are available in print free of charge upon written request to the Company's Secretary at HealthSpring, Inc., 44 Vantage Way, Suite 300, Nashville, Tennessee 37228.

Board Independence and Operations

We currently have seven board members. Our board of directors consults with the Company's counsel to ensure that the board's independence determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent director," including but not limited to those set forth in the listing standards of the NYSE. To assist in the board's independence determinations, each director completed materials designed to identify any relationships that could affect the director's independence. The board has determined that each of Messrs. Bruce M. Fried, Robert Z. Hensley, Russell K. Mayerfeld, Joseph P. Nolan, Martin S. Rash, and Daniel L. Timm is an "independent director" consistent with the objective standards of applicable laws and regulations, and that such persons do not otherwise have any relationship (either directly or indirectly as a partner, shareholder or officer of an organization that has a material relationship with us) that, in the opinion of the board of directors, would impair their independence. The board has not established categorical standards or guidelines by which to analyze the subjective aspects of these determinations, but considers all relevant facts and circumstances known to the board. Mr. Timm has notified the board of directors that he will not be seeking re-election at the meeting. As described below, we are nominating Sharad Mansukani, M.D., to stand for election for the seat being vacated by Mr. Timm. Mr. Hensley serves on the audit committees of three other publicly registered companies in addition to HealthSpring. The Board has determined that such simultaneous service does not impair Mr. Hensley's ability to serve on our audit committee.

As further described in our corporate governance guidelines, the board has created the position of presiding director whose primary responsibility is to preside over executive sessions of the non-management directors. The presiding director also performs such other duties as the board may from time to time delegate to him to assist the board in the fulfillment of its responsibilities. Currently, Mr. Mayerfeld, in his capacity as chair of the nominating and corporate governance committee, is the presiding director and he will continue serving in this position unless and until a successor presiding director has been appointed in compliance with our corporate governance guidelines.

The board of directors and its committees meet periodically during the year as deemed appropriate. The board of directors is generally responsible for establishing our corporate policies and reviewing and assessing our corporate objectives and strategies, and other major transactions and capital commitments. During 2006, the board of directors met eight times. No director attended fewer than 75% of all the 2006 meetings of the board of directors and its committees on which such director served.

Board Committee Composition

We have three standing committees of our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. The audit committee consists of four persons, none of whom is employed by us and each of whom is "independent" as defined under the heightened independence requirements of the NYSE and the SEC applicable to audit committee members. In addition, the board has determined that Mr. Hensley is an "audit committee financial expert" within the meaning of the applicable SEC regulations and that each member of the audit committee has the accounting and financial expertise required by the NYSE's listing standards. The compensation committee consists of three persons, none of whom is employed by us and each of whom is "independent" as defined under the rules of the NYSE. The nominating and corporate governance committee consists of four persons, none of whom is employed by us and each of whom is "independent" as defined under the rules of the NYSE. Each of our committees operates under a charter adopted by our board of directors. It is the policy of the board and each committee to periodically review its performance and the effectiveness of its charter and policies, as applicable.

The composition of our board committees as of the date of this proxy statement is set forth below:

Name of Director	Audit	Compensation	Nominating and Corporate Governance
Bruce M. Fried	Member		Member
Robert Z Hensley	**Chair**	Member	
Russell K. Mayerfeld	Member		**Chair**
Joseph P. Nolan		Member	Member
Martin S. Rash		**Chair**	Member
Daniel L. Timm	Member		

Our board intends to adjust certain committee assignments upon the election at the meeting in light of Mr. Timm's decision not to stand for re-election. Following the anticipated election of Dr. Mansukani at the annual meeting, the nominating and corporate governance committee, in conjunction with the full board, will evaluate the committees on which Dr. Mansukani could best serve the Company and its stockholders.

Audit Committee. The audit committee met eleven times in 2006. The audit committee is responsible for, among other matters:

- selecting the Company's independent registered public accounting firm;
- pre-approving all audit and permitted non-audit services to be performed by such firm;
- approving the overall scope of the audit;
- assisting the board of directors in monitoring the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, the performance of the independent registered public accounting firm and our internal audit function, and our compliance with legal and regulatory requirements;
- meeting to review and discuss the annual and quarterly financial statements and reports with management and the independent registered public accounting firm;
- reviewing and discussing each earnings press release, as well as financial information and any earnings guidance provided to analysts and rating agencies;
- discussing policies with respect to risk assessment and risk management;
- meeting separately and periodically with management, internal auditors, and the independent registered public accounting firm;
- reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response; and
- reviewing and approving related party transactions.

Compensation Committee. The compensation committee met five times in 2006. The compensation committee is responsible for, among other matters:

- reviewing employee compensation philosophies, policies, plans and programs;
- reviewing and approving the actual compensation of each of our executive officers;
- reviewing and approving employment contracts and other similar arrangements with our officers;
- reviewing and overseeing the evaluation of executive officer performance and other related matters;
- administration of equity incentive plans and other incentive compensation plans or arrangements; and
- recommending the "Compensation Discussion and Analysis" to the board of directors for inclusion in the proxy statement and incorporation by reference in the Annual Report on Form 10-K.

Additional information regarding the process undertaken by the compensation committee in the determination of executive compensation and its other functions is included under "Executive and Director Compensation – Compensation Discussion and Analysis." The full board is responsible for approving non-employee director compensation.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee met three times in 2006. The nominating and corporate governance committee is responsible for, among other matters:

- evaluating the composition, size and governance of our board of directors and its committees;
- making recommendations regarding future planning and the appointment of directors to our committees;
- evaluating and recommending candidates for election to our board of directors, including those candidates properly presented by our stockholders;
- overseeing the performance and self-evaluation process of our board of directors (and committees thereof);
- reviewing and developing our corporate governance policies and providing recommendations to the board of directors regarding possible changes;
- reviewing management succession plans; and
- reviewing and monitoring compliance with our code of business conduct and ethics, corporate governance guidelines, and other governance policies.

Selection of Board Nominees and Director Qualifications

The nominating and corporate governance committee may utilize a variety of methods for identifying nominees for director. Candidates may come to the attention of the nominating and corporate governance committee through current board members, professional search firms, stockholders, members of management, or other persons. A stockholder who desires for the nominating and governance committee to consider a nomination for director must comply with the notice, timing, and other requirements in the Company's bylaws. Each nomination submitted in this manner shall include the name and address of the nominee(s) and all other information with respect to the nominee as required to be disclosed in the proxy statement for the election of directors under applicable rules of the SEC, including the nominee's consent to being named as a nominee and to serving as a director, if elected. It is the policy of the Company that all nominees be evaluated in the same manner.

The nominating and corporate governance committee reviews the qualifications of potential director candidates in accordance with the committee's charter and our corporate governance guidelines. The committee's consideration of a candidate as a director includes an assessment of the individual's understanding of the Company's business, the individual's professional and educational background, skills, and abilities and potential time commitment and whether such characteristics are consistent with our corporate governance guidelines and other criteria established by the nominating and corporate governance committee from time to time. To make an effective contribution to the Company, a director must possess experience in one or more of the following:

- business or management for complex and large consolidated companies or other complex and large institutions;
- accounting or finance for complex and large consolidated companies or other complex and large institutions;
- leadership, strategic planning, or crisis response for complex and large consolidated companies or other institutions;
- the healthcare industry;
- the managed care and/or Medicare industries; and/or
- other significant and relevant areas deemed by the nominating and corporate governance committee to be valuable to the Company.

The nominating and corporate governance committee will consider a candidate's qualifications, background, skills and abilities, and whether such characteristics fulfill the needs of the Company and the board at that time. The committee will then confer and reach a collective assessment as to the qualifications and suitability of the candidate for board membership. If the nominating and corporate governance committee determines that the candidate is suitable and meets the criteria for board membership, the candidate will be invited to meet with the senior management of the Company and other members of the board of directors, both to allow the candidate to obtain further information about the Company and to give management and the other directors a basis for input to the nominating and corporate governance committee regarding the candidate. On the basis of its assessment, and taking into consideration input from other board members and senior management, the nominating and corporate governance committee will formally consider whether to recommend the candidate's nomination for election to the board of directors.

It is our policy that each director should take reasonable steps to keep informed on corporate governance "best practices" and their application in the managed care and Medicare environments. In addition, prior to accepting re-nomination, each director should evaluate himself or herself as to whether he or she satisfies the criteria described above. The board intends to monitor the mix of skills and experience of its directors in order to ensure that the board has the necessary tools to perform its oversight functions effectively. The nominating and corporate governance committee may also adopt such procedures and criteria not inconsistent with our corporate governance guidelines as it considers advisable for the assessment of director candidates.

Code of Business Conduct and Ethics

The Company has a code of business conduct and ethics that complies with the NYSE listing standards and is applicable to all directors, officers and employees of the Company. The code of business conduct and ethics is available on the Investor Relations section of the Company's website at www.myhealthspring.com. The Company intends to post amendments to or waivers, if any, from its code of business conduct and ethics (to the extent applicable to the Company's directors or its chief executive officer, principal financial officer, or principal accounting officer) at this location on its website.

Corporate Governance Guidelines

The Company has adopted corporate governance guidelines that we believe reflect the board's commitment to a system of governance that enhances corporate responsibility and accountability.

Policy Regarding Communications with the Board of Directors

Stockholders and any other interested party may communicate with any of the Company's directors, including the chair of any of the committees of the board, the presiding director, or the non-management directors as a group by writing to them c/o HealthSpring, Inc., 44 Vantage Way, Suite 300, Nashville, Tennessee 37228. The Secretary or, if applicable, the Company's compliance officer will review all such communications and direct appropriate communications to the appropriate director(s).

Policy Regarding Director Attendance at Annual Meetings of Stockholders

We have adopted a policy, that is included within our corporate governance guidelines, stating that directors are strongly encouraged to attend HealthSpring's annual meetings of stockholders and we currently expect all of our directors, and the director nominee, Dr. Mansukani, to be in attendance at the meeting on June 6, 2007. All of our directors attended the 2006 annual meeting of stockholders.

Executive Sessions

We have adopted a policy, that is included within our corporate governance guidelines, that the directors periodically meet in executive session and that our independent directors meet at least once a year in an executive session including only independent directors. The sessions are typically scheduled and chaired by the presiding director.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board of directors is currently composed of Martin S. Rash (Chair), Robert Z. Hensley, and Joseph P. Nolan. None of these persons has at any time been an officer or employee of HealthSpring or any of its subsidiaries. Mr. Nolan is an affiliate of the GTCR Golder Rauner II, L.L.C., or GTCR, investment funds which participated in our recapitalization transaction in March 2005. There are no relationships among HealthSpring's executive officers, members of the compensation committee or entities whose executives serve on the compensation committee that require disclosure under applicable SEC regulations.

AUDIT COMMITTEE REPORT

The audit committee was formed in connection with the Company's initial public offering, or IPO, in February 2006. Prior to that time, the functions now delegated to the audit committee were performed by HealthSpring's board of directors. The audit committee is comprised of four independent, non-employee directors and operates under a written charter, adopted by the board of directors, which is posted on the Investor Relations section of the Company's website with certain of our other governance documents at www.myhealthspring.com.

The primary purposes of the audit committee are to assist the board of directors in fulfilling its responsibility to oversee (i) the integrity of the financial statements of HealthSpring; (ii) HealthSpring's compliance with legal and regulatory requirements; (iii) the independent registered public accountants' qualifications, independence, and performance; and (iv) the performance of HealthSpring's internal audit function. The audit committee is directly responsible for the appointment, compensation, and oversight of the work of the independent registered public accountants. The independent registered public accountants report directly to the audit committee.

Management has the primary responsibility for the preparation of the financial statements and the reporting process. The Company's management has represented to the audit committee that the financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Company's independent registered public accounting firm is responsible for auditing these financial statements. In the performance of its oversight function, the audit committee reviewed and discussed the audited financial statements for 2006 with management and the independent registered public accountants. The audit committee discussed with HealthSpring's management the critical accounting policies applied by the Company in the preparation of its financial statements. The audit committee also discussed with the Company's management the process for certifications by the Chief Executive Officer and Chief Financial Officer. The audit committee discussed with the independent registered public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards Vol. 1, AU section 380).

In addition, the audit committee received from the independent registered public accountants the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from HealthSpring and its management. The audit committee also evaluated whether the independent registered public accountants' provision of non-audit services to HealthSpring was compatible with the auditor's independence and determined it was compatible.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors the inclusion of the audited financial statements in HealthSpring's Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the SEC.

Robert Z. Hensley (Chair)
Bruce M. Fried
Russell K. Mayerfeld
Daniel L. Timm

The foregoing report of the audit committee does not constitute soliciting material and shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing by HealthSpring under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed to be "filed" under such acts.

PROPOSAL 1 — ELECTION OF DIRECTORS

The current board of directors of HealthSpring consists of seven directors. Our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms. The terms of the Class II directors expire in 2007 and, accordingly, two Class II directors will be elected at the annual meeting. Upon the recommendation of our nominating and corporate governance committee, the board of directors recommends that the nominees listed below be elected as Class II members of the board of directors at the annual meeting. Messrs. Rash and Timm are currently serving as a Class II directors. Mr. Timm will not be standing for re-election at the annual meeting. The board, based on the recommendation of the nominating and corporate governance committee, has designated Dr. Mansukani to stand for election in the Class II director position being vacated by Mr. Timm at the meeting. The consideration of Dr. Mansukani as a potential nominee was initially proposed to our nominating and corporate governance committee by our CEO, Herbert A. Fritch.

Each of the nominees, if elected, will serve a three year term as a Class II director until the annual meeting of stockholders in 2010 or until his respective successor is duly elected and qualified. If a nominee becomes unable or unwilling to accept nomination or election, the person or persons voting the proxy will vote for such other person or persons as may be designated by the board of directors, unless the board of directors chooses to reduce the number of directors serving on the board. The board of directors has no reason to believe that either of the nominees will be unable or unwilling to serve as a Class II director if elected.

Information Concerning Director Nominees and Continuing Directors

Information concerning the nominees proposed by the board of directors for election, and our directors whose terms do not expire at the meeting, is set forth below.

Class II Director Nominees (Standing for Election at the Annual Meeting)

Sharad Mansukani, M.D., Age 37
Director Nominee

Dr. Sharad Mansukani serves as a senior advisor of Texas Pacific Group, a private equity investment firm, and serves on the faculty at both the University of Pennsylvania and Temple University Schools of Medicine. Dr. Mansukani is also chief strategic officer for NationsHealth, Inc., a supplier of prescription drugs. Dr. Mansukani previously served as senior advisor to the Administrator of the Centers for Medicare and Medicaid Services, or CMS, from 2003 to 2005, and as senior vice president and chief medical officer of Health Partners, a non-profit Medicaid and Medicare health plan owned at the time by Philadelphia-area hospitals. Dr. Mansukani completed a residency and fellowship in ophthalmology at the University of Pennsylvania School of Medicine and a fellowship in quality management and managed care at the Wharton School of Business. Dr. Mansukani serves as a director of IASIS Healthcare, LLC, an owner and operator of acute care hospitals, Matrix Laboratories Limited, a pharmaceutical manufacturer, and Aerie Pharmaceuticals, Inc., an ophthalmologic pharmaceutical company.

Martin S. Rash, Age 52
Director Since 2005

Martin S. Rash has served as one of the Company's directors since March 2005. From December 1996 until its acquisition by LifePoint Hospitals, Inc. in 2005, Mr. Rash served as chief executive officer and a director of Province Healthcare Company, an operator of non-urban acute care hospitals. Mr. Rash also served as chairman of the board of directors of Province from May 1998 until its acquisition and had served as a director since February 1996. He served as chief executive officer and director of its predecessor, Principal Hospital Company, from February 1996 to December 1996 and as chief operating officer of Community Health Systems from 1994 to 1996. Mr. Rash holds an M.B.A. and a B.S. in Accounting from Middle Tennessee State University.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE CLASS II NOMINEES.

Class III Directors (Terms Expire in 2008)

***Robert Z. Hensley*, Age 49**
Director Since 2006

Robert Z. Hensley has served as one of the Company's directors since February 2006. From July 2002 to September 2003, Mr. Hensley was an audit partner at Ernst & Young LLP in Nashville, Tennessee. He served as an audit partner at Arthur Andersen LLP in Nashville, Tennessee from 1990 to 2002, and he was the office managing partner of the Nashville, Tennessee office of Arthur

Andersen LLP from 1997 to July 2002. Mr. Hensley is currently the founder and an owner of a private publishing company and the principal owner of two real estate and rental property development companies, each of which is located in Destin, Florida. He also serves as a director of Advocat, Inc., a provider of long-term care services to nursing home patients and residents of assisted living facilities, COMSYS IT Partners, Inc., an information technology services company, and Spheris, Inc., a provider of medical transcription technology and services. Mr. Hensley holds a Master of Accountancy degree and a B.S. in Accounting from the University of Tennessee. Mr. Hensley is a certified public accountant.

Russell K. Mayerfeld, Age 53
Director Since 2006

Russell K. Mayerfeld has served as one of the Company's directors since February 2006. Mr. Mayerfeld has served as the managing member of Excelsus LLC, an advisory services firm, since 2004, and previously provided advisory services and was a private investor from April 2003 to March 2004. Mr. Mayerfeld was managing director, investment banking, of UBS LLC and its predecessors from May 1997 to April 2003, and managing director, investment banking, of Dean Witter Reynolds Inc. from 1988 to 1997. Mr. Mayerfeld also serves as a director of Fremont General Corporation, or FGC, a financial services holding company engaged in commercial and real estate lending, and Fremont Investment and Loan, a regulated subsidiary of FGC. Mr. Mayerfeld holds an M.B.A. from Harvard University and a B.S. in Accountancy from the University of Illinois.

Class I Directors (Terms Expire in 2009)

Bruce M. Fried, Age 57
Director Since 2006

Bruce M. Fried has served as one of the company's directors since June 2006. Mr. Fried has been a partner at the law firm of Sonnenschein Nath & Rosenthal LLP in their Washington, D.C. office since January 2003. From 1998 to January 2003, Mr. Fried was a partner at the law firm of Shaw Pittman LLP. Prior to returning to private law practice, Mr. Fried served in various capacities for the federal agency formerly known as the Health Care Finance Administration, or HCFA, now known as CMS, including as Director of HCFA's Office of Managed Care. Mr. Fried counsels and represents health plans, physician organizations, hospital groups, and other healthcare organizations with regard to Medicare, Medicaid, HIPAA and other federal healthcare programs and policies. He also serves as a director of other civic and charitable organizations. Mr. Fried holds a J.D. from the University of Florida College of Law and a B.A. from the University of Florida.

Herbert A. Fritch, Age 56
Director Since 2005

Herbert A. Fritch has served as the Chairman of the Board of Directors, President, and Chief Executive Officer of the Company and its predecessor, NewQuest, LLC, since the commencement of operations in September 2000. Beginning his career in 1973 as an actuary, Mr. Fritch has over 30 years of experience in the managed healthcare business. Prior to founding NewQuest, LLC, Mr. Fritch founded and served as president of North American Medical Management, Inc., or NAMM, an independent physician association management company, from 1991 to 1999. NAMM was acquired by PhyCor, Inc., a physician practice management company, in 1995. Mr. Fritch served as vice president of managed care for PhyCor following PhyCor's acquisition of NAMM. Prior to founding NAMM, Mr. Fritch served as a regional vice president for Partners National Healthplans from 1988 to 1991, where he was responsible for the oversight of seven HMOs in the southern region. Mr. Fritch holds a B.A. in Mathematics from Carleton College. Mr. Fritch is a fellow of the Society of Actuaries and a member of the Academy of Actuaries.

Joseph P. Nolan, Age 42
Director Since 2005

Joseph P. Nolan has served as one of the Company's directors since March 2005. Mr. Nolan joined GTCR, which was the majority investor in our 2005 recapitalization transaction, in 1994 and became a principal in 1996. Mr. Nolan is currently the Head of the Healthcare Services Group of GTCR and a member of the firm's administrative and investment committees. Mr. Nolan was previously a vice president in mergers and acquisitions with Dean Witter Reynolds Inc. Mr. Nolan was previously on the board of Province Healthcare Company and currently serves as a director of several private companies. Mr. Nolan holds an M.B.A. from the University of Chicago and a B.S. in Accountancy from the University of Illinois.

OTHER MATTERS

We are not aware of any matters other than those discussed in the foregoing materials contemplated for action at the annual meeting. The persons named in the proxies will vote in accordance with the recommendation of the board of directors on any other matters incidental to the conduct of, or otherwise properly brought before, the annual meeting. The proxy contains discretionary authority for them to do so.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed KPMG LLP, who conducted our audit for 2006, as our independent registered public accounting firm for 2007. Representatives of KPMG LLP will attend our annual meeting, will have the opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to your questions.

FEES BILLED TO THE COMPANY BY KPMG LLP DURING 2006 AND 2005

Audit Fees. The aggregate audit fees and out-of-pocket expenses billed by KPMG LLP relating to the 2006 audit and quarterly reviews totaled $716,500 and for 2005 totaled $523,297. Audit fees include fees related to professional services rendered by KPMG LLP in connection with the audit of our annual consolidated financial statements and the review of our interim quarterly audited financial statements and fees for audit services provided by KPMG LLP in connection with statutory and regulatory filings of our HMO subsidiaries.

Audit-Related Fees. The aggregate fees billed by KPMG LLP for products or services in 2006 related to our audit and other than those described above totaled $90,000, which was for services rendered by KPMG LLP in connection a secondary public offering of common stock in October 2006. The aggregate fees billed by KPMG LLP for products or services in 2005 related to our audit and other than those described above totaled $900,000, which related to our IPO.

Tax Fees. There were no fees billed by KPMG LLP for professional services rendered for tax compliance, tax advice, or tax planning for 2006. We paid KPMG LLP $81,663 for such tax-related services in 2005.

All Other Fees. The aggregate fees paid by us to KPMG LLP for other products or services totaled $15,000 for 2006, which related to due diligence assistance by KPMG LLP of financial statements of a potential acquisition candidate. There were no other fees billed to us by KPMG LLP for products or services in 2005.

The board of directors has adopted a written charter for the audit committee that, among other things, requires the audit committee to pre-approve all audit and non-audit services (subject to permitted de minimis exceptions) to be performed for the Company by its independent registered public accounting firm, including the fees and terms thereof. If a request for these services is made between audit committee meetings, the audit committee has delegated the authority to the Chairman of the audit committee to approve such services and, in his absence or unavailability, to such other available audit committee member. Any decisions between meetings to pre-approve any services will be confirmed by the audit committee at its next scheduled meeting. All services performed for the Company by KPMG LLP in 2006 were pre-approved by the audit committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview of Executive Compensation Program

Compensation Philosophy

Our compensation program is designed generally to align executives' actions with our business objectives, the goal of which is to improve financial and operating results and increase stockholder value while fairly and appropriately compensating our executives. Accordingly, it is the compensation committee's philosophy to make a substantial portion of each executive officer's compensation, both short- and long-term, contingent upon the Company's performance. Our compensation philosophy for an executive officer also emphasizes flexibility in fully assessing the executive's individual performance for the prior year, his or her projected role and responsibilities for the coming year, and his or her actual and potential impact on the successful execution of Company strategy. The compensation committee may also consider, among other factors, recommendations from our chief executive officer and any compensation consultants the compensation committee may engage, an officer's prior compensation, experience, and professional status, negotiations relating to an executive's initial hiring, total cash compensation, current equity holdings (including the fact that certain of our officers, including our chief executive officer, are significant stockholders), employment market conditions and compensation practices within our peer group (particularly our peers based in Nashville, Tennessee, the city where our named executive officers reside), and the vulnerability to recruitment by other companies and the difficulty and costs associated with replacing executive talent. In summary, the compensation committee strives to align executive and stockholder interests by making Company-wide and individual compensation decisions that reward performance and also appropriately reflect the unique contributions of each executive.

Compensation Objectives

The most significant components of our compensation program will be equity- and performance-based in order to align executive and stockholder interests. We must also, however, compensate executives on a competitive basis in order to attract and retain them.

Each element of our executive compensation program is designed to simultaneously fulfill one or more of these retention, performance, and alignment compensation objectives. Our current executive compensation program consists primarily of three elements:

- Base salary;
- Annual, primarily cash-based, performance bonuses; and
- Equity awards, typically stock options, subject to vesting over a period of several years.

Base salary is designed to be reasonable and competitive within an appropriate peer group. The cash-based performance awards are structured to deliver value to our executives for achieving or exceeding annual financial targets that the Company believes drive stockholder value and stock price appreciation in particular. Equity awards are designed to deliver value to our executives with long-term stock price appreciation.

Compensation Design and Mix

Executive compensation decisions prior to 2007 were based primarily on the terms of written employment agreements and the board's collective, but primarily subjective, assessment of executive compensation at other healthcare services companies of similar size. Our general pay positioning policy going forward is as follows:

- We target base salary to be competitive with median (50th percentile) salary levels in an appropriate peer group; and
- As we desire to reward above-average performance with above-average compensation, we target total compensation opportunities between the 50th percentile and the 75th percentile of our peer group.

The process by which our compensation committee determined our peer group for 2007 is described below under "2007 Named Executive Officer Compensation." The compensation committee will continue to examine and refine our peer group and collect peer group compensation data, based to the extent possible upon positions of comparable scope and complexity, in order to ensure our executive compensation is generally consistent with these benchmarks. In keeping with our flexible compensation philosophy, however, we do not support rigid adherence to compensatory formulas, and these benchmarks and the results of peer group compensation studies will be used by the compensation committee primarily as a reference. Accordingly, certain executives may be compensated below or above these benchmarks based on other factors as articulated above under "—Compensation Philosophy."

For similar reasons, with respect to compensation "mix," we do not intend to adhere strictly to pre-set formulas for allocation between the three primary components of executive compensation. We generally believe approximately 25% to 75% of an executive's compensation, typically increasing with levels of responsibility, should be performance- and equity-based, with the equity component comprising a substantial amount of the total direct compensation opportunities at the highest levels, including our chief executive, operating, and financial officers. We believe our emphasis on equity focuses our executives on long-term performance and is consistent with practices at our peer group companies. We also believe approximately 20% to 25% of total direct compensation opportunities of an executive's compensation should be allocated to short-term cash performance bonus opportunities, reflecting our desire to reward and encourage the achievement of short-term business objectives and performance, which should also inure to the benefit of our stockholders.

The following provides additional detail regarding the Company's plans for performance-based compensation elements:

- *Annual Performance Bonus Opportunities*. The compensation committee awards cash bonuses to named executive officers that are targeted as a percentage of base salary based on specific Company financial performance goals determined near the beginning of each year. To the extent deemed appropriate by the compensation committee, we will attempt in good faith to structure these awards to qualify as performance-based compensation that is not subject to the $1 million limitation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). To date, the impact of the Section 162(m) limitation has not been a material factor in decisions regarding executive compensation. The bonus opportunities are generally as set forth in the executive's employment agreement or offer letter as a percentage of base salary and are subject to increase at the compensation committee's discretion. The Company's performance goals have historically been based primarily on earnings before interest, taxes, depreciation, and amortization (measured on a Company-wide basis), generally determined with reference to our budget and financial goals communicated to our investors. With respect to 2007, the executive officers' targets are based primarily on earnings per share goals. We do not intend to publicly disclose the specific performance targets as they reflect competitive, sensitive information. We intend to approve "target" performance goals that are both attainable and practical based on a realistic estimate of our financial performance for the coming year, with maximum payouts tied to superior performance goals and no payouts for performance below a minimum threshold level. In our view, this will provide a bonus incentive for our named executive officers firmly aligned with stockholder interests. It is also our general goal to maintain consistency from year to year in the level of difficulty in achieving the financial performance goals under our bonus plan. As the many variables that ultimately determine our performance outcomes are subject to numerous risks and uncertainties, however, our actual performance, and corresponding payouts under our bonus plans, may be subject to a wide range of outcomes.

- *Long-Term Equity Incentives*. Although we continue to evaluate the use of restricted shares, we currently expect that stock options will be the primary vehicle for long-term compensation to our executive officers over the next several years. These stock-based awards are awarded primarily to motivate the executives to improve stockholder value over an extended time horizon. Stock options also contribute to the competitiveness of our compensation packages and serve an important retention function. The compensation committee believes that long-term stock-based incentive compensation should provide only limited value in the event that our stock price fails to increase over time. We believe the utilization of stock options as our primary equity compensation vehicle fulfills this objective. The compensation committee determines the stock-based awards to the executive officers on a discretionary basis and takes into account, among other factors, the recommendations of the chief executive officer and any compensation consultants the compensation committee may engage, together with our targeted range for long-term stock based compensation as a percentage of total compensation and related survey benchmarks, prior equity grants and current equity holdings (including the fact that our chief executive officer is a significant stockholder), and relative equity ownership. To further the desired alignment of interests with our stockholders, we recently adopted stock ownership guidelines applicable to our named executive and other officers that are described below.

Options that are currently outstanding are generally subject to time vesting over four years in equal annual increments on the anniversary date of such grants. It is the Company's current policy that the annual executive officer equity awards be approved at the first regularly scheduled compensation committee meeting of the year, which is typically scheduled months in advance, to the extent practicable. We generally intend to make these awards effective as of the third trading day immediately following the date of the public release of earnings for the Company for the prior fiscal year. With respect to new hires, promotions, or other ad hoc awards, the policy is for equity awards to be effective as of the third trading day immediately following the date of the public release of earnings for the Company for the prior fiscal year or quarter end, as applicable, next following the compensation committee meeting approving the award. This policy applies to awards to all employees, not just our executive officers. Notwithstanding the foregoing, the compensation committee may make an exception to the general policies above when it determines an exception is in the best interest of the Company based on the recommendation of our chief executive officer. In the event of an exception to these policies, the compensation committee will seek to avoid making grants when senior management is in possession of favorable material non-public information, to the extent practicable, and will, in any event, consider the potential impact of such non-public information on our share price when determining the amount of the grant. For non-employee director grants, the effective date of the grant of the annual awards will be the date of the annual stockholders meeting. For non-employee directors appointed other than at the annual meeting, the effective date of grant will be the third trading day immediately following the date of the public release of earnings for the Company for the prior fiscal year or quarter end, as applicable, next following the date on which the director was appointed to the board. It is our policy and a requirement of our 2006 equity incentive plan, or the 2006 Plan, that option awards be granted with an exercise price equal to the closing price of our common stock on the date of grant.

We have generally not, as a public company, imposed performance-based vesting restrictions with respect to equity awards to our named executive officers. The value of stock options, by their nature, are contingent upon the performance of the Company's stock price. Although we have considered the merits of additional performance measures for vesting, we currently believe time-based stock option awards align the interests of our executives with those of our stockholders. Time-based vesting provides economic benefit only to the extent the employee maintains a business relationship with the Company and the four year vesting of these awards requires both long-term performance and stock price appreciation in order to realize significant value from these awards.

In the event of a change in control, options under the 2006 Plan, other than options granted at the IPO (no automatic acceleration) and to Mr. Schub at the time of his hiring (automatic acceleration), are subject to so-called "double trigger" accelerated vesting (in other words, vesting that is contingent on the actual or constructive termination of the employee within twelve months following a change in control). In determining to provide double trigger vesting going forward, we considered that "automatic" acceleration provisions may serve as a deterrent to potential acquirers in light of the additional equity compensation likely required in order to retain management. On the other hand, the absence of any accelerated vesting provision could put us at a competitive disadvantage in our recruiting and retention efforts, as employees often consider equity upside opportunities in a change of control transaction a critical element of compensation. Additionally, the absence of an accelerated vesting provision provides no security that equity related consideration will be earned in the event the Company is sold or the subject of a "hostile" takeover and could impact an employee's willingness to work through a merger transaction which could be beneficial to our stockholders.

Compensation Process and Administration

Prior to our IPO in February 2006, the functions now delegated to the compensation committee were performed by our board of directors. Named executive officer compensation for 2006, including contractual bonus opportunities, was, except with respect to Mr. Schub (who was hired after our IPO), generally determined prior to our IPO, in most cases pursuant to the terms of employment agreements executed in connection with the negotiations surrounding the recapitalization transaction that occurred in March 2005. For this reason, the compensation committee determined in 2006 to defer a comprehensive review of its compensation philosophies and programs to 2007. Our "named executive officers" for 2006 included Herbert A. Fritch, Jeffrey L. Rothenberger, Kevin M. McNamara, Craig S. Schub, and J. Gentry Barden. The specific compensation of our named executive officers for 2006 is provided below under the "Summary Compensation Table."

The compensation committee reviews on an annual basis the Company's compensation policies to ensure that our named executive officers are rewarded appropriately for their contributions to the Company and that the overall compensation strategy supports the objectives of our organization, as well as stockholder interests. The compensation committee conducts this annual review as early as practicable each year. The Committee reviews "tally" sheets quantifying every aspect, current or contingent, of executive compensation as part of its annual compensation review. The compensation committee may also utilize the services of a compensation consultant when it deems appropriate. Input from senior managers may also be requested to assist the compensation consultants in understanding our business objectives and challenges, as well as customizing the peer compensation analysis to confirm our compensation benchmarks. In addition, the views and recommendations of the chief executive officer are solicited by the compensation committee with respect to named executive officer compensation (other than with respect to the chief executive officer) generally as part of the annual review process. These recommendations are considered by the compensation committee as an additional, but not determinative, factor in the final compensation decisions. The compensation committee intends to make all final decisions regarding executive compensation in meetings without the interested named executive officer present. Moreover, the compensation committee retains exclusive authority over the hiring of its compensation consultants and executive officer compensation decisions, and the compensation committee does not delegate the authority to make equity awards to any executive or other officer or employee.

2006 Named Executive Officer Compensation

Base salaries for our named executive officers were generally established by the terms of employment agreements between the Company and the executives, other than for Mr. Barden who is not subject to an employment agreement. The employment agreements were negotiated prior to our IPO, except with respect to Mr. Schub whose agreement was negotiated and approved in connection with his hiring in April 2006. Mr. Barden's salary was negotiated on an arms-length basis with the Company in connection with his hiring in 2005.

The objective of cash bonus opportunities for 2006 was primarily to reward short-term performance and provide incentives for exceeding budgetary objectives. Bonus opportunities were targeted as a percentage of base salary, generally as set forth in the executive's employment agreement. For 2006, these percentages were 100% for Mr. Fritch, 75% for Mr. Rothenberger, 75% for Mr. McNamara, 50% for Mr. Schub, and 50% for Mr. Barden. The specific financial performance goal was Company-wide earnings before interest, taxes, depreciation, and amortization, or EBITDA, as set forth in the Company's budget approved by the full board of directors at the beginning of the calendar year. In addition, the named executive officers were eligible for discretionary bonuses at the compensation committee's election.

For 2006, our named executive officers received bonuses pursuant to our annual bonus plan (reflected in the Summary Compensation Table under the column titled "Non-Equity Incentive Compensation") and a discretionary bonus approved by the compensation committee (reflected in the Summary Compensation Table under the column titled "Bonus"). In determining to pay a discretionary bonus to our named executive officers for 2006, the compensation committee considered that the Company exceeded EBITDA targets established at the beginning of the year by 23%, as well as presentations and recommendations of our chief executive officer with respect to personal and strategic contributions and achievements of individual named executive officers and the Company. In reviewing and approving Mr. Fritch's bonus compensation relating to 2006, the compensation committee also took into account the Company's strategic achievements during the year, and the fact that the compensation committee believed Mr. Fritch's salary, bonus, and total compensation were substantially below the median for CEOs of our peer group (based on the initial peer compensation analysis performed by the Hay Group, an independent consultant selected by the Compensation Committee), and awarded Mr. Fritch a bonus of approximately 125% of his targeted amount. Messrs. Rothenberger, McNamara, and Barden were paid 2006 bonuses equaling 133%, 133% and 128%, respectively, of their initial target bonus amounts, or 100%, 100%, and 64%, respectively, of their base salaries, primarily as a result of the Company exceeding its EBITDA target. Although Mr. Schub was employed for a portion of the year, he was paid 100% of his annualized target bonus, or 62% of his base salary since his start date, primarily as a result of the Company's financial performance and his individual contributions to the Company in 2006. A portion of the 2006 bonus for our named executive officers (other than Mr. Fritch) was also in recognition of the Company's intention to generally maintain management's base salaries for 2007 at substantially the same level as 2006.

For 2006, we also considered that our named executive officers, other than Mr. Schub, were already significant stockholders with a firm alignment of interests with our stockholders with respect to long-term value creation. As compensation for their efforts in connection with the successful IPO transaction, Messrs. Fritch, Rothenberger, and McNamara were each awarded options to purchase up to 100,000 shares, and Mr. Barden was awarded an option to purchase up to 75,000 shares, of the Company's common stock at the price of $19.50 per share, the IPO price, pursuant to our 2006 Plan. Given their existing stakeholdings and IPO awards, and our desire to be efficient with equity in the year of our IPO, no other long-term equity awards were authorized for our named executive officers in connection with 2006 annual compensation packages, except that Mr. Schub was awarded an option to purchase up to 150,000 shares of common stock in connection with his hiring in April 2006. Each of the options awarded in 2006 vests over four years, 25% on each anniversary of the IPO, or, with respect to Mr. Schub, his employment start date. Mr. Schub's option was priced at $17.15 per share, the closing price of the Company's common stock on the NYSE on his start date.

2007 Named Executive Officer Compensation

The compensation committee's primary mission for 2007 was to evaluate our executive compensation programs and to refine and formalize our long-term compensation objectives and philosophy as we transition to a more mature public company. In performing this task, the compensation committee retained the Hay Group. Hay Group was selected by the compensation committee, in part, because of its national recognition as a compensation consulting firm and the fact that the compensation committee believed Hay Group was independent of conflicts with board members and management. Hay Group was asked to assist in formalizing our public company compensation philosophies, to perform a detailed peer compensation analysis, and to assist in the design of our performance-based short- and long-term compensation programs, including cash- and equity-based performance award opportunities. Both the compensation committee and Hay Group conducted interviews with senior executives as part of the review process to receive management perspectives on compensation programs and, in part, to assist in the design of the peer compensation analysis. Peer companies were selected, with the concurrence of the compensation committee, from within the managed care (including Medicare and Medicaid) industries and based primarily on revenue (generally within a range of one-half to double the Company's revenue).

The study also included other, sometimes larger, healthcare companies meeting the foregoing criteria based in Nashville with whom we compete for executive talent. The study focused primarily on public companies because of the lack of reliable data with respect to potentially similar private companies. The peer group included in the analysis was comprised of fourteen companies, including: Amerigroup Corporation, AmSurg Corp., Apria Healthcare Group Inc., Centene Corporation, Emergency Medical Services Corporation, Healthways, Inc., Lifepoint Hospitals, Inc., Magellan Health Services, Inc., Pediatrix Medical Group, Inc., Psychiatric Solutions, Inc., Sierra Health Services, Inc., United Surgical Partners International, Inc., Universal American Financial Corp., and WellCare Health Plans, Inc. The analysis reviewed the competitive pay practices, using the most recent publicly available proxy statement data, of the peer companies. Published and internal executive compensation surveys were also utilized by the Hay Group. Specific executive position matches within the peer group were based on the degree of comparability of the positions' roles and responsibilities. Management was also consulted in order to establish appropriate position comparables. The compensation committee also requested Hay Group to make independent recommendations regarding design of the Company's equity awards programs and non-employee director and "top 30 officer" compensation.

Based on its review process, the compensation committee established the compensation objectives, philosophy, and program design described above under "Overview of Executive Compensation Program." Based on the compensation committee's assessment of our named executive officer compensation in light of these policies and programs, the committee made the following determinations regarding 2007 named executive officer compensation. Base salaries for our named executive officers remained the same as for 2006, except with respect to Mr. Fritch whose salary was increased to $800,000, primarily based on the compensation committee's desire to be competitive within our peer group for CEO's with comparable experience. The Committee also determined not to increase the target performance bonus amounts for our named executives from 2006 levels, but modified the format of the bonus plan to be based primarily on the achievement of 2007 earnings per share goals determined by reference to the Company's budget previously approved by the full board of directors and by reference to publicly announced guidance to our investors. The earning per share goals were targeted on a sliding scale that allows for possible payouts of 50% to 125% of the target bonus amount based on actual 2007 earnings per share results. No bonus will be payable for results below a pre-determined earnings per share amount. Finally, based on management's recommendations, and in light of equity-based awards made in early 2006 in connection with the Company's IPO, the compensation committee did not grant annual long-term equity incentives to our named executive officers as part of the 2007 compensation program.

Change in Control; Termination Benefits

We believe that reasonable and appropriate severance and change in control benefits are necessary in order to be competitive in our executive recruiting and retention efforts. These benefits are also the product of a generally competitive recruiting environment within our industry and as a result of our location in Nashville, Tennessee, which is home to numerous public and private healthcare companies. We also believe that a change in control arrangement will provide an executive security that will likely reduce the reluctance of an executive to pursue a change in control transaction that could be in the best interests of our stockholders and should discourage defections if faced with a hostile takeover attempt. Although we have not conducted a formal study, we believe severance and change in control arrangements are common benefits offered by employers competing for similar senior executive talent. Although the compensation committee receives this information as part of its review of annual tallies of total executive compensation (including contingent compensation), we do not typically consider the value of potential severance and change in control payments when assessing annual compensation, as these payouts are contingent and have a primary purpose unrelated to ordinary compensation matters and objectives. The compensation committee generally evaluates these potential payouts in light of their reasonableness during negotiations with a new hire and periodically in light of competitive market conditions.

In light of the foregoing, we have entered into employment agreements with our named executive officers other than Mr. Barden. These agreements are further described below under "Employment Agreements." These agreements generally provide for severance payments (including accrued obligations under our benefit plans) where the executive is terminated without "cause" or resigns for "good reason." The same severance generally applies in the event the termination or resignation is in connection with or following a "change in control," and these agreements do not provide for accelerated equity vesting or 280G or similar tax "gross-ups." The employment agreements do not provide for severance in addition to accrued and unpaid salary or benefits in the event of retirement or termination as a result of death or disability. "Good reason" generally means decreases in compensation, certain demotions in responsibilities, or relocation requirements, while "cause" generally means conviction of a felony or a crime involving moral turpitude or the commission of any act or omission involving material dishonesty or fraud with respect to the Company, reporting to work under the influence or the use of illegal drugs, repeated conduct causing the Company substantial public disgrace or economic harm, the material and repeated failure to perform duties as reasonably directed by the board, or breach of fiduciary duty or engaging in gross negligence or willful misconduct with respect to the Company.

Severance consisting of the executive's then current base salary is paid in equal monthly installments for a period of twelve months following termination. In addition, health or other employee benefits (other than bonus and incentive compensation benefits) generally continue for a period of twelve months following an executive's termination to the extent permitted by the applicable plans and law. The employment agreements also provide that in the event the payment of any severance amounts payable pursuant to the employment agreements within six months of the date of the applicable executive's termination of employment would cause such executive to incur any additional tax under Section 409A of the Code, then payment of such amounts will be delayed until the date that is six months following such executive's termination date.

The currently outstanding and unvested option awards to our named executive officers do not generally vest or otherwise become exercisable in connection with an executive's termination or a change in control of the Company, except for Mr. Schub's options and Mr. Barden's pre-IPO options. However, the outstanding options will vest in full in the event a named executive officer dies or becomes permanently disabled, or in the event the executive elects normal or early retirement (as defined below). "Early retirement" means retirement, for purposes of the 2006 Plan with the express consent of the Company at or before the time of such retirement, from active employment with the Company prior to age sixty-five (65), in accordance with any applicable early retirement policy of the Company then in effect. "Normal retirement" means retirement from active employment with the Company on or after age sixty-five (65). In addition, we implemented a policy of double-trigger acceleration provisions for equity awards made since June 2006, which also applies to future named executive officer grants. Additionally, restrictions with respect to Mr. McNamara's restricted stock purchased in 2005 lapse upon a change in control.

Tables showing the potential payments and benefits under these employment agreements upon the termination of our named executive officers are provided below under "Potential Payments Upon Termination or Change in Control."

Each named executive officer party to an employment agreement has agreed to limitations on his ability to disclose confidential information relating to us and acknowledges that all discoveries, inventions, methods and other work product relating to his employment belong to us. Also, during the eighteen-month period (or twelve-month period with regard to Mr. Schub) following a named executive's termination of employment, he has, in general, agreed not to engage in any manner of business engaged in by us in the United States. Furthermore, during the applicable non-compete period, the executive has agreed not to solicit our customers, suppliers, or other business relations or solicit or hire our employees.

The foregoing summaries are qualified in their entireties by reference to the complete texts of the employment agreements previously filed by the Company with the SEC.

Retirement Plans

We match contributions by our named executive officers to our 401(k) plan up to the maximum amount permitted under the Code.

Perquisites and Other Benefits

The Company does not generally provide material perquisites that are not, in the compensation committee's view, integrally and directly related to the executive's duties. Nor does the Company otherwise maintain retirement, "top hat" or deferred compensation programs for executives other than participation in the Company's 401(k) plan as described above. Although we have no formal relocation policy for new hires, we will on occasion agree to reimbursement of certain relocation costs as part of a negotiation for an executive based on the particular facts and circumstances of the negotiation. Senior management also participates in our other broad-based benefit programs available to our salaried employees including health, dental and life insurance programs. The Company also has a self-funded short-term disability policy for its executives. Except as otherwise discussed herein, other welfare and employee-benefit programs are generally the same for all eligible Company employees, including our executive officers, with some variation as required by local laws with respect to employees of our subsidiaries.

Stock Ownership Guidelines

The compensation committee believes that it should be the responsibility of officers of the Company to take actions designed to achieve long-term stockholder value. In furtherance of this goal and the board's objective of adopting relevant and sound corporate governance policies, the Company expects each senior officer to demonstrate a long-term commitment to the Company and to the Company's stockholders by acquiring and holding a meaningful investment in the Company's common stock. Therefore, the compensation committee, at the recommendation of management and its compensation consultants, has established specific ownership guidelines for certain of the Company's officers (currently 22 persons), generally as follows: (i) the Company's Chief Executive Officer is required to own and maintain stock with a current market value equal to five times his annual base salary; (ii) each senior officer, including each of the other named executive officers, is required to own stock with a current market value equal to three times his or her annual base salary; and (iii) certain other officers are required to own stock with a current market value equal to one times his or her annual base salary. Although each officer is encouraged to achieve his or her requisite ownership levels as quickly as possible, the compensation committee has provided for a phase-in of the requirements over a period of five years from the date the applicable guidelines are effective for each officer or such relevant promotion thereafter. The compensation committee may allow waivers to these guidelines in certain limited instances where these guidelines would place a severe hardship on the officer or prevent compliance with a court order.

Accounting and Tax Matters

Given the three-year transitional rule under Section 162(m) of the Code as newly public company with respect to our 2006 Plan adopted prior to our IPO, any compensation deemed paid to an officer when he or she exercises an outstanding option under the 2006 Plan granted prior to the end of the transition period with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation, which will not be subject to the $1 million limitation under Section 162(m) of the Code. In addition, because the amount and mix of individual compensation are based on competitive and other considerations in addition to Company and individual performance in accordance with our flexible compensation philosophy, executive officer compensation that is not performance-based (as qualified under Section 162(m)) may exceed $1.0 million in a given year. Although we will consider the tax, accounting and disclosure implications of its compensation decisions under the applicable rules and regulations, including SFAS 123(R) and Section 162(m), the compensation committee believes its primary focus should be to attract, retain, and motivate executives and to align the executives' interests with those of the Company's stakeholders. Accordingly, we do not presently consider the tax, accounting,or disclosure consequences to be guiding factors in the present design of our executive compensation packages.

We operate our compensation programs with the good faith intention of complying with Section 409A of the Code. Effective January 1, 2006, the Company began accounting for stock-based payments with respect to its long-term equity incentive award programs in accordance with the requirements of SFAS 123(R).

Conclusion

The compensation committee's compensation philosophy for an executive officer is intended align the executive's interests with those of our stockholders, while providing the committee the flexibility to individualize compensation to reflect the unique contributions and circumstances of each of our executive officers. The primary goals of our executive compensation program are to be competitive within our self-constructed peer group and to utilize various components of compensation intended to promote our compensation objectives. We believe our executive compensation programs and policies effectively promote our compensation and corporate objectives and, most importantly, the long-term value and health of the Company.

Compensation Committee Report On Executive Compensation

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management and, based on such review, has recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K.

Submitted by the Compensation
Committee of the Board of Directors,

Martin S. Rash (Chair)
Robert Z. Hensley
Joseph P. Nolan

Summary Compensation Table

As reflected in the Summary Compensation Table below and in the "Grants of Plan-Based Awards in 2006" table, the primary components of the Company's 2006 compensation programs were cash compensation, consisting of a mix of base salary and cash bonus compensation, and equity incentive compensation, consisting of stock options with time-based vesting. Generally, cash bonus compensation for 2006 (reflected in the Summary Compensation Table under the columns titled "Bonus" and "Non-Equity Incentive Plan Compensation") for executive officers ranged from approximately 22% to 47% of total compensation, and the value of equity awards (reflected in the Summary Compensation Table under the columns titled "Stock Awards" and "Option Awards"), based on the financial statement reporting value for 2006 under SFAS 123(R), for executive officers ranged from approximately 14% to 36% of the total direct compensation for 2006. For a more detailed discussion of each of these components and explanation of how the level of each of these elements of compensation is generally determined in relation to an executive's total compensation, see "—Compensation Discussion and Analysis – Overview of Executive Compensation Program – Compensation Design and Mix."

The following table sets forth certain summary information for the year ended December 31, 2006 with respect to the compensation awarded to, earned by, or paid to our Chief Executive Officer, our Chief Financial Officer, and each of our three other most highly compensated executive officers. We refer to these executive officers in this proxy statement as the "named executive officers."

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Herbert A. Fritch President & Chief Executive Officer	2006	550,000	137,000	-	201,740	550,000	7,700	1,446,440
Kevin M. McNamara Executive Vice President and Chief Financial Officer	2006	375,000	93,750	172,382 (6)	201,740	281,250	7,700	1,131,822
Jeffrey L. Rothenberger (7) Executive Vice President and Chief Operating Officer	2006	425,000	106,250	-	201,740	318,750	7,700	1,059,440
Craig S. Schub Senior Vice President and Chief Marketing Officer	2006(8)	201,818	24,100	-	209,872	100,900	39,438	576,128
J. Gentry Barden Senior Vice President, Corporate General Counsel and Secretary	2006	235,000	32,500	-	172,278	117,500	7,700	564,978

(1) Includes amounts deferred under our 401(k) savings plan.

(2) Represents the discretionary element of the 2006 cash-based performance bonus program as more fully described above under "—Compensation Discussion and Analysis – 2006 Named Executive Officer Compensation."

(3) The amounts shown in this column represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123(R) (calculated, per the SEC rules, without consideration of the impact of estimated forfeitures related to service-based vesting conditions). Assumptions used in the calculation of these amounts are described in Note 10 to the Company's audited financial statements for the fiscal year ended December 31, 2006, included in the Company's Annual Report on Form 10-K, or 2006 Form 10-K, that was filed with the SEC on March 14, 2007.

(4) The amounts shown in this column reflect the non-discretionary portion of the annual cash-based performance bonus program earned by each of the named executive officers pursuant to the Company's 2006 management incentive plan, which is discussed in further detail under "—Compensation Discussion and Analysis – 2006 Named Executive Officer Compensation." The potential payouts under this plan at the time the plan was established in 2006 are provided below under "Grants of Plan-Based Awards in 2006."

(5) All other compensation includes Company matching contributions to our 401(k) savings plan and, for Mr. Schub, reimbursement for moving and relocation expenses of $39,438. All other compensation reflected in the table does not include the value of other personal benefits, if any, furnished by the Company or for which it reimburses the named executive officers, unless the value of such benefits in total exceeds $10,000.

(6) The amount shown in this column represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 relating to the vesting of restricted shares of common stock purchased by Mr. McNamara in 2005. Assumptions used in the calculation of these amounts are described in Note 10 to the Company's audited financial statements included in the 2006 Form 10-K.

(7) Retired effective as of April 30, 2007.

(8) Mr. Schub joined the Company in April 2006.

Employment Agreements

We have entered into employment agreements with each of our named executive officers other than Mr. Barden. The employment agreements provide for minimum annual base salaries and eligibility for an annual bonus (based on a percentage of each executive's base salary) based on annual budgetary and other objectives determined by the board of directors or compensation committee, and each executive is entitled to any other benefits made available by us to other senior executives. Each executive's employment will continue until his resignation with or without good reason, or his disability or death, or termination of employment with or without cause, and these agreements provide for severance benefits upon termination under certain circumstances.

These agreements are described in more detail above under "—Compensation Discussion and Analysis – Change in Control; Termination Benefits." The potential payouts under these agreements in connection with the termination of these executives is provided below under "—Potential Payments Upon Termination or Change in Control."

Grants of Plan-Based Awards in 2006

The following table summarizes grants of plan-based awards made to our named executive officers in 2006.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target ($) (1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($) (2)
Herbert A. Fritch	2/02/2006	-	100,000	19.50	812,094
	N/A	550,000	-	-	-
Kevin M. McNamara	2/02/2006	-	100,000	19.50	812,094
	N/A	281,250	-	-	-
Jeffrey L. Rothenberger	2/02/2006	-	100,000	19.50	812,094
	N/A	318,750	-	-	-
Craig S. Schub	4/17/2006	-	150,000	17.15	1,087,122
	N/A	100,900	-	-	-
J. Gentry Barden	2/02/2006	-	75,000	19.50	609,071
	N/A	117,500	-	-	-

(1) The amounts shown in the "Target" column reflect the amounts that each of the named executive officers could have earned for the fiscal year ended December 31, 2006 pursuant to the non-discretionary portion of the Company's 2006 management incentive plan, which is discussed in further detail in "—Compensation Discussion and Analysis – 2006 Named Executive Officer Compensation." These bonuses were not subject to an over/underachievement scale at the time of grant. The amounts actually awarded to each of the named executive officers are reflected in "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table." The discretionary portion of the 2006 bonuses are reflected under the "Bonus" column.

(2) The amounts shown in this column represent the grant date fair value for financial statement reporting purposes in accordance with SFAS 123(R). Assumptions used in the calculation of these amounts are described in Note 10 to the Company's audited financial statements included in the 2006 Form 10-K.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table summarizes the number of outstanding equity awards held by each of our named executive officers as of December 31, 2006.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options - Exercisable (#)	Number of Securities Underlying Unexercised Options - Unexercisable (#)	Option Exercise Price ($) (1)	Option Grant Date	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)
Herbert A. Fritch	-	100,000	19.50	2/02/2006	2/02/2016	-	-
Kevin M. McNamara	-	100,000	19.50	2/02/2006	2/02/2016	291,680	5,935,688
Jeffrey L. Rothenberger	-	100,000	19.50	2/02/2006	2/02/2016	-	-
Craig S. Schub	-	150,000	17.15	4/17/2006	4/17/2016	-	-
J. Gentry Barden	21,250	53,750	2.50	9/19/2005	9/19/2015	-	-
	-	75,000	19.50	2/02/2006	2/02/2016	-	-

(1) The exercise price is equal to the fair market value on the date of grant, which under our 2006 Plan is the closing price of the common stock on the NYSE on the date of grant. The exercise price for Mr. Barden's option granted September 19, 2005 was determined by the board of directors as the fair market value on the date of grant, prior to there being a public trading market for the Company's common stock.

(2) The options granted to the named executive officers vest 25% per year on the anniversary of the applicable grant date, other than the options granted to Mr. Barden in 2005, which vested 20% on the first anniversary of the grant date and 1.67% per month thereafter.

(3) The restrictions relating to Mr. McNamara's restricted shares lapsed 25% on April 18, 2006, and lapse at a rate of 2.08% per month thereafter.

(4) The market value of shares was calculated using the year-end closing price of $20.35 as reported on the NYSE.

Option Exercises and Stock Vested in 2006

The following table sets forth information regarding the vesting of restricted stock awards during the year ended December 31, 2006 for the named executive officers, as applicable. None of our named executive officers exercised options during 2006.

	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Herbert A. Fritch	-	-
Kevin M. McNamara	208,320	3,733,706 (1)
Jeffrey L. Rothenberger	-	-
Craig S. Schub	-	-
J. Gentry Barden	-	-

(1) The value realized upon the vesting of restricted shares shown in the table is calculated based upon the closing price of our common stock on the NYSE on the applicable vesting dates (ranging from $16.74 to $20.35) over Mr. McNamara's original cost for such shares.

Potential Payments Upon Termination or Change in Control

The following tables show the estimated amount of potential payments, as well as the estimated value of continuing benefits, assuming the named executive officer's employment terminated effective December 31, 2006 and based on compensation and benefit levels in effect on December 31, 2006. Because of the numerous factors involved in estimating these amounts, the actual benefits and amounts payable can only be determined at the time of an executive's termination from the Company.

Herbert A. Fritch

Executive Benefits and Payments Upon Separation	Voluntary Termination	Retirement	Involuntary Termination Without Cause or Termination for Good Reason	For Cause Termination	Change in Control (1)	Termination Following a Change in Control	Disability	Death
Cash Severance (2)	-	-	550,000	-	-	550,000	-	-
Accelerated Vesting of Options (3)	-	85,000	-	-	-	-	85,000	85,000
Continuation of Insurance Benefits (4)	-	-	9,341	-	-	19,341	-	-

(1) The board of directors has discretion to accelerate the vesting of options in the event of a change in control.

(2) The cash severance entitlement is described under "—Compensation Discussion and Analysis – Change in Control; Termination Benefits." Severance payments are calculated by reference to base salary only.

(3) Accelerated vesting of stock option amounts are calculated as the difference between the closing market price of our common stock on December 29, 2006 ($20.35 per share as reported on the NYSE) and the exercise price of in-the-money unvested stock options.

(4) Reflects the present value of the medical and other insurance premiums the executive would be entitled to following the termination date. Amounts are based upon the types of insurance coverage the Company carried for such executive as of December 31, 2006 and the related premiums in effect on such date.

Kevin M. McNamara

Executive Benefits and Payments Upon Separation	Voluntary Termination	Retirement	Involuntary Termination Without Cause or Termination for Good Reason	For Cause Termination	Change in Control (1)	Termination Following a Change in Control	Disability	Death
Cash Severance (2)	-	-	375,000	-	-	375,000	-	-
Accelerated Vesting of Options (3)	-	85,000	-	-	-	-	85,000	85,000
Accelerated Vesting of Restricted Stock (3)	-	-	-	-	5,935,688	-	-	-
Continuation of Insurance Benefits (4)	-	-	19,341	-	-	19,341	-	-

(1) The board of directors has discretion to accelerate the vesting of options in the event of a change in control.

(2) The cash severance entitlement is described under "—Compensation Discussion and Analysis – Change in Control; Termination Benefits." Severance payments are calculated by reference to base salary only.

(3) Accelerated vesting of stock option amounts are calculated as the difference between the closing market price of our common stock on December 29, 2006 ($20.35 per share as reported on the NYSE) and the exercise price of in-the-money unvested stock options. The closing market price on December 29, 2006 is also used to calculate accelerated vesting of restricted stock amounts upon a change in control of the Company, regardless whether Mr. McNamara's employment is terminated in connection therewith. The amount shown in the table is inclusive of the amount paid by Mr. McNamara for his restricted shares.

(4) Reflects the present value of the medical and other insurance premiums the executive would be entitled to following the termination date. Amounts are based upon the types of insurance coverage the Company carried for such executive as of December 31, 2006 and the related premiums in effect on such date.

Jeffrey L. Rothenberger

Executive Benefits and Payments Upon Separation	Voluntary Termination	Retirement	Involuntary Termination Without Cause or Termination for Good Reason	For Cause Termination	Change in Control (1)	Termination Following a Change in Control	Disability	Death
Cash Severance (2)	-	-	425,000	-	-	425,000	-	-
Accelerated Vesting of Options (3)	-	85,000	-	-	-	-	85,000	85,000
Continuation of Insurance Benefits (4)	-	-	19,341	-	-	19,341	-	-

(1) The board of directors has discretion to accelerate the vesting of options in the event of a change in control.

(2) The cash severance entitlement is described under "—Compensation Discussion and Analysis – Change in Control; Termination Benefits." Severance payments are calculated by reference to base salary only.

(3) Accelerated vesting of stock option amounts are calculated as the difference between the closing market price of our common stock on December 29, 2006 ($20.35 per share as reported on the NYSE) and the exercise price of in-the-money unvested stock options.

(4) Reflects the present value of the medical and other insurance premiums the executive would be entitled to following the termination date. Amounts are based upon the types of insurance coverage the Company carried for such executive as of December 31, 2006 and the related premiums in effect on such date.

Craig S. Schub

Executive Benefits and Payments Upon Separation	Voluntary Termination	Retirement	Involuntary Termination Without Cause or Termination for Good Reason	For Cause Termination	Change in Control	Termination Following a Change in Control	Disability	Death
Cash Severance (1)	-	-	250,000	-	-	250,000	-	-
Accelerated Vesting of Options (2)	-	480,000	-	-	480,000	-	480,000	480,000
Continuation of Insurance Benefits (3)	-	-	19,341	-	-	19,341	-	-

(1) The cash severance entitlement is described under "—Compensation Discussion and Analysis – Change in Control; Termination Benefits." Severance payments are calculated by reference to base salary only.

(2) Accelerated vesting of stock option amounts are calculated as the difference between the closing market price of our common stock on December 29, 2006 ($20.35 per share as reported on the NYSE) and the exercise price of in-the-money unvested stock options. Mr. Schub's options vest and become immediately exercisable upon a change in control of the Company, regardless whether Mr. Schub's employment is terminated in connection therewith.

(3) Reflects the present value of the medical and other insurance premiums the executive would be entitled to following the termination date. Amounts are based upon the types of insurance coverage the Company carried for such executive as of December 31, 2006 and the related premiums in effect on such date.

J. Gentry Barden

Mr. Barden is not subject to an employment agreement with us and we do not have any formal severance policies for employees that do not have employment agreements with us. Accordingly, we have not provided a table with respect to Mr. Barden. The vesting of Mr. Barden's stock options awarded in 2005, prior to the IPO, would accelerate upon a change in control of the Company, regardless whether Mr. Barden's employment is terminated in connection therewith. The value attributable to the accelerated vesting of this option grant, as of December 31, 2006, would have been $959,438, calculated as the difference between the closing market price of our common stock on December 29, 2006 ($20.35 per share as reported on the NYSE) and the exercise price of his unvested stock options as of such date. In addition, Mr. Barden's stock options granted in 2006 in connection with the IPO would vest in full upon his death, disability, or retirement. The value attributable to the accelerated vesting of this option grant, as of December 31, 2006, would have been $63,750.

Non-Employee Director Compensation

The Company uses a combination of cash and stock-based incentive compensation to compensate the non-employee members of the board of directors for their efforts on behalf of the Company and its stockholders. In determining non-employee director compensation, the Company evaluates the requirements for attracting and retaining qualified individuals, the amount of time expended by the directors in fulfilling their duties, and the individual contributions of members who agree to serve on committees, including those willing to serve as chairpersons. The compensation policy for our non-employee directors for 2006 was developed in connection with our IPO and designed to fairly pay our directors for work required for a company of our size and scope and complexity, to be competitive within an appropriate peer group, and to incorporate an equity component to align our directors' interests with the long-term interests of our stockholders.

For 2006, we provided compensation to our non-employee directors for their services as follows:

- Annual cash retainers (pro rated for partial-year service) of $25,000. The audit committee chair was paid an additional $10,000 annual retainer and each chair of the other standing committees received an additional annual retainer of $5,000. Non-chair directors received additional annual retainers of $5,000 and $2,500, respectively, for service on the audit committee or another standing committee of the board. In addition, non-employee directors received meeting fees of $2,500 per regularly scheduled quarterly meeting for in-person attendance, $1,000 per committee meeting (when not in conjunction with a regularly scheduled quarterly meeting of the board) or other special board of directors meeting for in-person attendance, and $500 per meeting for telephone participation.

- The Company awarded equity compensation under the 2006 Plan consisting of restricted stock awards, subject to one year vesting, of 2,500 shares of restricted common stock upon the IPO and initial election to the board and 1,500 shares of restricted common stock at the 2006 annual meeting of stockholders where directorship continued following the meeting; provided, that in lieu of receiving 1,500 shares of restricted stock at the annual meeting the non-employee directors designated by GTCR received cash in an amount equal to the market value of the restricted stock that would otherwise have been issued to them.

Messrs. Nolan and Timm, the designees of GTCR, pass their cash directors' fees through to investment funds affiliated with GTCR consistent with their internal governance and conflicts requirements. Mr. Fried passes through his cash director fees to his law firm pursuant to internal governance and conflicts requirements. In addition, non-employee directors are reimbursed for reasonable expenses incurred to attend board and committee meetings and other company-related business meetings if a board member's presence is requested, as well as director education programs. Mr. Fritch, who is a director and an employee, received no additional compensation for his services as a director for 2006.

The compensation committee is currently working with Hay Group, our independent compensation consultants, on a recommendation for our full board to consider increasing non-employee director compensation in 2007.

2006 Director Compensation Table

The following table summarizes the compensation paid with respect to the fiscal year ended December 31, 2006 to each of the Company's non-employee directors:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($)	Total ($)
Robert Z. Hensley	$68,000	$58,708	-	$126,708
Russell K. Mayerfeld	$61,667	$58,708	-	$120,375
Joseph P. Nolan (3)	$52,000	$44,476	$24,855	$121,331
Martin S. Rash	$55,333	$58,708	-	$114,041
Daniel L. Timm (3)	$55,000	$44,476	$24,855	$124,331
Bruce M. Fried (4)	$41,500	$23,720	-	$65,220

(1) Consists of annual and committee retainers and meeting fees as described above.

(2) The amounts shown in this column represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006. Assumptions used in the calculation of these amounts are described in Note 10 to the Company's audited financial statements for the fiscal year ended December 31, 2006, included in the Company's Annual Report on Form 10-K. The grant date fair value of the individual restricted stock awards granted in 2006 as described above under "Non-Employee Director Compensation" was $44,476 for the IPO grants, $14,213 for the annual grants, and $23,710 for the award granted to Mr. Fried upon his initial election to the board at the 2006 annual meeting of stockholders. As of December 31, 2006, the aggregate number of restricted shares outstanding for each of the Company's outside directors was as follows: Mr. Hensley - 4,000, Mr. Mayerfeld - 4,000, Mr. Nolan - 2,500, Mr. Rash - 4,000, Mr. Timm - 2,500, and Mr. Fried – 2,500.

(3) The cash compensation Mr. Nolan and Mr. Timm receive for their services on the board of directors is paid directly to GTCR in accordance with the terms of GTCR's internal requirements. All other compensation for Messrs. Nolan and Timm consists of cash compensation equal to the market value of 1,500 shares of restricted stock on June 6, 2006 awarded to the other non-employee directors, which was also passed through to GTCR.

(4) The cash compensation Mr. Fried received for his services on the board of directors is paid directly to his law firm in accordance with such firm's internal requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as addressed in our Code of Business Conduct and Ethics, we do not have a separate written policy specific to related party transactions as generally defined in Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934. Related parties of the Company for these purposes include our directors, executive officers, certain of our stockholders and the immediate family members, and certain affiliated entities, of any of these three groups. The board of directors is responsible for reviewing and approving all related party transactions and has established certain procedures relating to the approval of such transactions. The board generally delegates the decisions to approve or ratify related party transactions to the audit or nominating and corporate governance committees as it deems appropriate. Interested directors do not participate in the deliberations or decisions relating to the approval of related party transactions. Our Code of Business Conduct and Ethics generally prohibits outside financial interests that might conflict with the Company's interests and requires all directors, executive officers and employees who may have a potential or apparent conflict of interest to notify the Company's compliance officer. To help identify related party transactions, we also require our directors and executive officers to complete director and officer questionnaires each year listing any transactions with us in which the director, executive officer, or their immediate family members or affiliated entities have an interest.

We review all related party transactions for a potential conflict of interest and, in connection therewith, consider all information and facts available and deemed relevant to the board or applicable committee regarding the transaction. It is the policy of the Company that related party transactions be on terms not less favorable to the Company than it could obtain from unaffiliated third parties.

Since the beginning of the last fiscal year, we are aware of no related party transactions between us and any of our directors, executive officers, 5% stockholders or their family members which require disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of April 10, 2007, for:

- each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;
- each of our current directors and director nominees;
- each of our named executive officers; and
- all of our directors and executive officers as a group.

The percentages of shares outstanding provided in the tables are based on 57,327,632 shares of common stock outstanding as of April 10, 2007. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of stock listed as owned by that person. The address of each of our directors and executive officers listed below is c/o HealthSpring, Inc., 44 Vantage Way, Suite 300, Nashville, Tennessee 37228.

Name of Beneficial Owner	Number of Shares	(1)	Percent
Named Executive Officers:			
Herbert A. Fritch	5,783,291	(2)	10.1%
Jeffrey L. Rothenberger	466,561	(3)	*
Kevin M. McNamara	571,187	(4)	*
Craig S. Schub	37,500		*
J. Gentry Barden	55,467		*
Directors (including Nominee):			
Bruce M. Fried	3,750	(5)	*
Robert Z. Hensley	5,000	(6)	*
Sharad Mansukani, M.D. (nominee).	-		-
Russell K. Mayerfeld	4,000	(6)(7)	*
Joseph P. Nolan	2,667,535	(8)	4.7%
Martin S. Rash	96,174	(6)	*
Daniel L. Timm	2,500		*
Executive officers and directors (including nominees) as a group (15 persons)	9,802,904	(9)	17.0%
Other 5% Stockholders:			
FMR Corp.	4,299,900	(10)	7.5%
Perry Corp.	5,280,000	(11)	9.2%

* Less than one percent.

(1) Includes shares attributable to shares of common stock not outstanding but subject to currently exercisable options (as well as those options which will become exercisable within 60 days of April 10, 2007) as follows: Mr. Fritch – 25,000 shares; Mr. Rothenberger – 25,000 shares; Mr. McNamara – 25,000 shares; Mr. Schub – 37,500 shares; Mr. Barden – 46,250 shares; and all directors and executive officers as a group – 168,750 shares.

(2) Includes 942,077 shares held by certain trusts for the benefit of Mr. Fritch's children and step-children, of which a third party serves as the trustee. Mr. Fritch disclaims beneficial ownership of, and any pecuniary interest in, these securities.

(3) Includes 122,532 shares held by certain trusts for the benefit of Mr. Rothenberger's children, of which his spouse is the trustee.

(4) Includes 6,072 shares held by certain trusts for the benefit of Mr. McNamara's children, of which his brother is the trustee. Includes 260,435 shares of restricted stock, for which the restrictions have not lapsed.

(5) Includes 2,500 restricted shares issued under the 2006 Plan for which the restrictions have not lapsed.

(6) Includes 1,500 restricted shares issued under the 2006 Plan for which the restrictions have not lapsed.

(7) Does not include shares owned by GTCR Co-Invest II, L.P., or Co-Invest II. Mr. Mayerfeld owns an interest in Co-Invest II but does not have voting or dispositive authority over the shares of the Company owned or deemed to be owned by Co-Invest II. Mr. Mayerfeld disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares.

(8) Includes the aggregate interests held by GTCR Fund VIII, L.P., or Fund VIII, GTCR Fund VIII/B, L.P., or Fund VIII/B, and Co-Invest II (collectively, the "GTCR Funds"). The address of each such entity is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606. GTCR Golder Rauner II, L.L.C., or GTCR II, is the general partner of GTCR Partners VIII, L.P., or Partners VIII, and Co-Invest II. Partners VIII is the general partner of Fund VIII and Fund VIII/B. GTCR II, through a six-person members committee (consisting of Mr. Nolan, Collin E. Roche, Philip A. Canfield, David A. Donnini, Edgar D. Jannotta, Jr. and Bruce V. Rauner (collectively, the "Managers"), with Mr. Rauner as the managing member), has voting and dispositive authority over the shares held by the GTCR Funds, and therefore beneficially owns such shares. Decisions of the members committee with respect to the voting and disposition of the shares are made by a vote of not less than one-half of the Managers and the affirmative vote of the managing member and, as a result, no single Manager has voting or dispositive authority over the shares. Each of the Managers are principals of GTCR II, and each of them disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of each such person is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(9) Includes 267,435 restricted shares for which the restrictions have not lapsed. See footnotes (4), (5), and (6).

(10) Based upon information as of December 31, 2006 set forth in stockholder's Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007. The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(11) Based upon information as of December 31, 2006 set forth in stockholder's Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007. The address for Perry Corp. is 599 Lexington Avenue, New York, New York 10022.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and greater than ten-percent stockholders to file initial reports of ownership and reports of changes in ownership of any of our securities with the SEC, the NYSE, and us. Based solely upon the copies of Section 16(a) reports that we have received from such persons for their transactions in 2006 and written representations to the Company that we have received from such persons that no other reports were required, we believe that there has been compliance with all Section 16(a) filing requirements applicable to such directors, executive officers and greater than ten-percent beneficial owners for 2006.

Nashville, Tennessee
May 2, 2007

CORPORATE OFFICES
HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, Tennessee 37228
(615) 291-7000

TRANSFER AGENT AND STOCKHOLDER ACCOUNT ASSISTANCE
American Stock Transfer & Trust Company
59 Maiden Lane - Plaza Level
New York, NY 10038
(718) 921-8208

For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact American Stock Transfer & Trust Company at the address or number listed above.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
Nashville, Tennessee

SECURITIES COUNSEL
Bass, Berry & Sims PLC
Nashville, Tennessee

ANNUAL MEETING OF STOCKHOLDERS
The Company will hold its annual meeting of stockholders on June 6, 2007, at 10:00 a.m. local time, at the Company's headquarters, 44 Vantage Way, Suite 300, Nashville, Tennessee 37228. Stockholders of record as of April 10, 2007, are invited to attend this meeting.

STOCK MARKET AND OTHER INFORMATION
The Company's common stock is listed on the New York Stock Exchange under the symbol HS. At April 10, 2007, the Company had approximately 15,250 stockholders, including 225 record stockholders.

FORM 10-K / INVESTOR CONTACT
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, may be obtained from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor information should be directed to Investor Relations at the Company's corporate office in Nashville, or visit www.myhealthspring.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. See the Company's 10-K filing for more detailed disclosure regarding forward-looking statements and associated risks and uncertainties.

The Company has included as Exhibit 31 to its Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, a certificate of its Chief Executive Officer and Chief Financial Officer as to the quality of the Company's public disclosures.



HEALTHSPRING

HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, Tennessee 37228
(615) 291-7000

END